                                               Filed by Pharmacia & Upjohn, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                       Subject Company: Pharmacia & Upjohn, Inc.
                                                   Commission File No. 001-11557



     This is a translation from English of the "Proxy Statement" that was sent to all shareholders and holders of depository receipts in Pharmacia & Upjohn and Monsanto. The English orginal version shall govern this translation. For details on voting by holders of Swedish depository receipts and how they can get more information, reference is made to the brochure which has been sent to the holders of Swedish depository receipts.



[MONSANTO LOGO]                                        [Pharmacia & Upjohn LOGO]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     The boards of directors of Monsanto Company and Pharmacia & Upjohn, Inc. have approved a "merger of equals" of the two companies. We believe the combined company will be able to create substantially more stockholder value than could be achieved by the companies individually.

     Our combined company will be named Pharmacia Corporation. Its corporate headquarters, and the headquarters of its pharmaceutical business, will be located in Peapack, New Jersey. Our agricultural business will retain the Monsanto name and will be headquartered in St. Louis, Missouri.

     Upon completion of the merger, holders of Pharmacia & Upjohn common stock will receive 1.19 shares of common stock of the combined company for each share of Pharmacia & Upjohn common stock they own, and each share of Pharmacia & Upjohn Series A Convertible Perpetual Preferred Stock will be converted into an equivalent share of a newly created series of convertible perpetual preferred stock of the combined company. Monsanto stockholders will continue to hold their existing shares after the merger. We have filed an application with the New York Stock Exchange to have the combined company's stock listed on the New York Stock Exchange under the symbol "PHA".

     Approximately 619 million shares of common stock of the combined company will be issued to Pharmacia & Upjohn stockholders in the merger, based on the number of shares of Pharmacia & Upjohn common stock outstanding on February 17, 2000. These shares will represent approximately 49% of the outstanding common stock of the combined company after the merger. Monsanto shares held by Monsanto stockholders before the merger will represent approximately 51% of the outstanding common stock of the combined company after the merger.


------------------------------------------------------             ------------------------------------------------------

     We are asking MONSANTO stockholders to approve                     We are asking PHARMACIA & UPJOHN stockholders to
     the issuance of shares in the merger and to                        adopt the merger agreement. A special meeting of
     approve amendments to Monsanto's charter to                        PHARMACIA & UPJOHN stockholders will be held:
     facilitate the merger. A special meeting of                        Thursday, March 23, 2000
     MONSANTO stockholders will be held:                                         10:00 a.m., Local Time
     Thursday, March 23, 2000                                                    The Playhouse Theatre
              1:00 p.m., Local Time                                              DuPont Building
              The North Shore Center                                             10th and Market Streets
              for the Performing Arts                                            Wilmington, Delaware
              9501 Skokie Blvd.                                         PHARMACIA & UPJOHN'S BOARD OF DIRECTORS
              Skokie, Illinois                                          UNANIMOUSLY RECOMMENDS THAT PHARMACIA & UPJOHN
     MONSANTO'S BOARD OF DIRECTORS UNANIMOUSLY                          STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER
     RECOMMENDS THAT MONSANTO STOCKHOLDERS VOTE FOR                     AGREEMENT.
     THE ISSUANCE OF COMMON STOCK AND PREFERRED STOCK
     IN THE MERGER, AND FOR THE MONSANTO CHARTER
     AMENDMENTS, BOTH TO FACILITATE THE MERGER.
------------------------------------------------------             ------------------------------------------------------

/s/ ROBERT P. SHAPIRO           /s/ FRED HASSAN
Robert B. Shapiro
                                            Fred Hassan
Chairman and Chief Executive Officer,       Chief Executive Officer,
Monsanto Company                            Pharmacia & Upjohn, Inc.

   CONSIDER THE RISKS DESCRIBED ON PAGES I-14 THROUGH I-18 OF THIS DOCUMENT.

     Neither the Securities and Exchange Commission nor any state securities regulators have approved the stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

  Joint proxy statement/prospectus dated February 22, 2000 and first mailed to stockholders on February 22, 2000.

This document incorporates important business and financial information about Monsanto and Pharmacia & Upjohn that is not included in or delivered with this document. This information is available without charge to stockholders upon written or oral request at the applicable company's address and telephone number listed on page I-3. To obtain timely delivery, stockholders must request the information no later than March 16, 2000.

                                                       [Pharmacia & Upjohn LOGO]

                           NOTICE OF SPECIAL MEETING
                     TO BE HELD ON THURSDAY, MARCH 23, 2000
                                 AT 10:00 A.M.

To the Stockholders of Pharmacia & Upjohn, Inc.:

     A special meeting of stockholders of Pharmacia & Upjohn, Inc. will be held on Thursday, March 23, 2000, at 10:00 a.m., local time, at The Playhouse Theatre, DuPont Building, 10th and Market Streets, Wilmington, Delaware to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 19, 1999, as amended, among Pharmacia & Upjohn, Monsanto Company and a subsidiary of Monsanto as described in the attached document.

     Holders of record of Pharmacia & Upjohn common stock and Series A convertible perpetual preferred stock at the close of business on February 17, 2000, will be entitled to vote at the Pharmacia & Upjohn meeting or any adjournment or postponement.

     If you attend the meeting, you must register before entering. We will give priority seating to shareholders of record, beneficial owners who have evidence of ownership or their authorized representatives, and guests of management.

     PLEASE DO NOT SEND ANY CERTIFICATES FOR YOUR STOCK AT THIS TIME.

                                               /s/Don W. Schmitz
                                              -------------------
                                                  Don W. Schmitz
                                               Corporate Secretary

February 22, 2000

     YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE PHARMACIA & UPJOHN MEETING, PLEASE COMPLETE, DATE AND RETURN YOUR PROXY CARD IN THE ENCLOSED ENVELOPE PROMPTLY OR AUTHORIZE THE INDIVIDUALS NAMED ON YOUR PROXY CARD TO VOTE YOUR SHARES BY CALLING 1-888-221-0693 (TOLL FREE) OR USING THE INTERNET (WWW.HARRISBANK.COM/WPROXY) AND BY FOLLOWING THE INSTRUCTIONS INCLUDED WITH YOUR PROXY CARD.

                               TABLE OF CONTENTS

                                       PAGE
                                      ------
CHAPTER ONE
THE MERGER..........................     I-1
  QUESTIONS AND ANSWERS ABOUT THE
     MERGER.........................     I-1
  SUMMARY...........................     I-3
  SUMMARY OF FINANCIAL
     INFORMATION....................    I-11
  RISK FACTORS......................    I-14
  CAUTIONARY STATEMENT CONCERNING
     FORWARD-LOOKING STATEMENTS.....    I-19
  THE MERGER........................    I-20
  General...........................    I-20
  Background of the Merger..........    I-20
  Our Reasons for the Merger;
     Recommendations of Our Boards
     of Directors...................    I-24
  Material United States Federal
     Income Tax Consequences of the
     Merger.........................    I-26
  Material Swedish Tax Consequences
     of the Merger..................    I-28
  Regulatory Matters Relating to the
     Merger.........................    I-29
  Appraisal Rights..................    I-30
  Federal Securities Laws
     Consequences...................    I-31
  Accounting Treatment..............    I-31
  Stock Exchange Listings...........    I-32
  Monsanto Charter Amendments.......    I-32
  Amended and Restated Bylaws.......    I-34
  INTERESTS OF OFFICERS AND
     DIRECTORS IN THE MERGER........    I-35
  Board of Directors and Management
     of the Combined Company........    I-35
  Other Agreements and Plans with
     Respect to Executive
     Officers.......................    I-36
  Ownership of Common Stock; Stock
     Options........................    I-40
  Additional Information Concerning
     the Designees to the Board of
     Directors......................    I-40
  THE MERGER AGREEMENT..............    I-44
  Structure of the Merger...........    I-44
  Timing of Closing.................    I-44
  Merger Consideration..............    I-44
  Treatment of Pharmacia & Upjohn
     Stock Options..................    I-44
  Exchange of Certificates..........    I-45
  The Board of the Combined Company
     and Related Matters............    I-45
  Intended Agribusiness IPO.........    I-46

                                       PAGE
                                      ------
  Covenants.........................    I-46
  Representations and Warranties....    I-52
  Conditions........................    I-53
  Termination of the Merger
     Agreement......................    I-54
  Fees and Expenses Payable Because
     of a Termination of the Merger
     Agreement......................    I-55
  Amendments, Extensions and
     Waivers........................    I-57
  STOCK OPTION AGREEMENTS...........    I-58
  The Stock Options.................    I-58
  When the Stock Options May Be
     Exercised......................    I-58
  Election to Repurchase Options....    I-58
  Limitation on Total Profit........    I-59
  Effect of Stock Option
     Agreements.....................    I-59
  OPINIONS OF FINANCIAL ADVISORS
     [not translated into Swedish]..
  Opinions of Financial Advisors to
     Monsanto.......................
  Opinion of Goldman Sachs to
     Monsanto.......................
  Opinion of Morgan Stanley to
     Monsanto.......................
  Opinions of Financial Advisors to
     Pharmacia & Upjohn.............
  Opinion of Bear Stearns to
     Pharmacia & Upjohn.............
  Opinion of J.P. Morgan to
     Pharmacia & Upjohn.............
CHAPTER TWO
FINANCIAL INFORMATION...............    II-1
  MARKET PRICE AND DIVIDEND
     INFORMATION....................    II-1
  MONSANTO COMPANY SELECTED
     FINANCIAL DATA.................    II-3
  PHARMACIA & UPJOHN, INC. SELECTED
     FINANCIAL DATA.................    II-5
  MONSANTO COMPANY AND PHARMACIA &
     UPJOHN, INC. COMPARATIVE PER
     SHARE DATA.....................    II-6
  UNAUDITED PRO FORMA CONDENSED
     COMBINED FINANCIAL
     INFORMATION....................    II-8
CHAPTER THREE
INFORMATION ABOUT THE MEETINGS AND
  VOTING............................   III-1
  Matters Relating to the
     Meetings.......................   III-1
  Shares Entitled to Vote...........   III-2
  Vote Necessary to Approve Monsanto
     and Pharmacia & Upjohn
     Proposals......................   III-3

                                       PAGE
                                      ------
  Voting by Proxy...................   III-3
  How to Vote by Proxy..............   III-4
  Other Business; Adjournments......   III-6
CHAPTER FOUR
CERTAIN LEGAL INFORMATION...........    IV-1
  Summary of Material Differences
     Between Current Rights of
     Pharmacia & Upjohn and Monsanto
     Stockholders and Rights Those
     Stockholders Will Have as
     Pharmacia Corporation
     Stockholders Following the
     Merger.........................    IV-1
  DESCRIPTION OF MONSANTO CAPITAL
     STOCK..........................    IV-5
  General...........................    IV-5
  Monsanto Common Stock.............    IV-5

                                       PAGE
                                      ------
  Monsanto Preferred Stock..........    IV-5
  Description of Rights.............    IV-8
  Transfer Agent and Registrar......    IV-8
  Stock Exchange Listing; Delisting
     of Pharmacia & Upjohn Common
     Stock..........................    IV-8
  LEGAL MATTERS.....................    IV-9
  INDEPENDENT ACCOUNTANTS...........   IV-10
CHAPTER FIVE
ADDITIONAL INFORMATION FOR
  STOCKHOLDERS......................     V-1
  FUTURE STOCKHOLDER PROPOSALS......     V-1
  WHERE YOU CAN FIND MORE
     INFORMATION....................     V-I

                 ANNEXES [only Annexes F and G are translated]

                     Annex A -- Agreement and Plan of
                                Merger, as amended

                     Annex B -- Monsanto Stock Option
                                Agreement

                     Annex C -- Pharmacia & Upjohn Stock
                                Option Agreement

                     Annex D -- Opinion of Goldman, Sachs &
                                Co.

                     Annex E -- Opinion of Morgan Stanley &
                                Co. Incorporated

                     Annex F -- Opinion of Bear, Stearns &
                                Co. Inc.

                     Annex G -- Opinion of J.P. Morgan
                                Securities Inc.

                     Annex H -- Monsanto Charter Amendments

                     Annex I -- Amended and Restated Bylaws

                     Annex J -- Certificate of Designations
                                for Series B Convertible
                                Perpetual Preferred Stock
                                of Monsanto Company

                     Annex K -- Section 262 of the Delaware
                                General Corporation Law

                                  CHAPTER ONE

                                   THE MERGER

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT WILL HAPPEN IN THE MERGER?

A: We are proposing to combine our companies in a "merger of equals" transaction. In most mergers of equals, one company becomes a subsidiary of the other company. In our merger, Pharmacia & Upjohn will become a wholly owned subsidiary of Monsanto. Monsanto will then change its name to Pharmacia Corporation. Pharmacia & Upjohn stockholders will have their shares of common stock and preferred stock converted into newly-issued shares of common stock and preferred stock of the combined company and Monsanto stockholders will retain their existing shares. We expect that upon completion of the merger, about 51% of the outstanding common stock of the combined company will be held by former Monsanto stockholders and about 49% of the outstanding common stock of the combined company will be held by former Pharmacia & Upjohn stockholders.

Q: WHEN ARE THE STOCKHOLDERS' MEETINGS?

A: Each company's meeting will take place on March 23, 2000. The location of each meeting is specified on the cover page to this document.

Q: WHAT DO I NEED TO DO NOW?

A: Just mail your signed proxy card in the enclosed return envelope or vote by telephone or by Internet, as soon as possible, so that your shares may be represented at your meeting. In order to assure that we obtain your vote, please give your proxy as instructed on your proxy card even if you currently plan to attend your meeting in person.

   MONSANTO'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MONSANTO STOCKHOLDERS VOTE FOR THE ISSUANCE OF COMMON STOCK AND PREFERRED STOCK IN THE MERGER, AND FOR THE MONSANTO CHARTER AMENDMENTS, BOTH TO FACILITATE THE MERGER.

   PHARMACIA & UPJOHN'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PHARMACIA & UPJOHN STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

Q: WHAT SHOULD I DO IF I WANT TO CHANGE MY VOTE?

A: Just send in a later-dated, signed proxy card to your company's Secretary or vote again by telephone or by Internet before your meeting. Or, you can attend your meeting in person and vote. You may also revoke your proxy by sending a notice of revocation to your company's Secretary at the address under "Summary -- The Companies" on page I-3.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be permitted to vote them. You should therefore be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

   If you do not give voting instructions to your broker, you will, in effect, be voting against the merger unless you appear in person at your stockholders' meeting and vote in favor of the merger.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If the merger is completed, we will send Pharmacia & Upjohn stockholders written instructions for exchanging their share certificates. Monsanto stockholders will keep their existing certificates.

Q: WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A: Pharmacia & Upjohn's current regular quarterly dividend is $0.27 per share of Pharmacia & Upjohn common stock, or $1.08 per share on an annual basis. Monsanto's current regular quarterly dividend is $.03 per share of Monsanto common stock, or $0.12 per share on an annual basis. The combined company's dividend policy will be set by its board of directors. One alternative that the combined company's board of directors could pursue is to set an initial dividend rate approximately equal to the average of Monsanto's and Pharmacia & Upjohn's current regular dividend rates, so that the aggregate amount of dividends paid by the combined company is approximately the same as the aggregate amount of dividends paid by Monsanto and Pharmacia & Upjohn. The amount of dividends will depend on a number of factors, including the combined company's financial condition, capital requirements, results of operations, future business prospects and other factors that the combined company's board of directors may deem relevant.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are hoping to complete the merger as quickly as practicable. In addition to stockholder approvals, we must also obtain regulatory approvals. We expect to complete the merger during the second quarter of 2000.

Q: WHOM DO I CALL IF I HAVE QUESTIONS ABOUT THE MEETINGS OR THE MERGER?

A: Monsanto stockholders may call Georgeson Shareholder Communications Inc. at
   1-800-223-2064. Pharmacia & Upjohn stockholders may call D. F. King & Co. at 1-800-735-3107.

                                    SUMMARY

     This Summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this document and the documents we refer to. See "Where You Can Find More Information" on page V-1.

THE COMPANIES

MONSANTO COMPANY
800 North Lindbergh Blvd.
St. Louis, Missouri 63167
(314) 694-1000

     Monsanto is a life sciences company, committed to finding solutions to the growing global needs for food and health by applying common forms of science and technology to agriculture, nutrition and health. Monsanto makes, researches and markets high-value agricultural products, pharmaceuticals and nutrition-based health products.

PHARMACIA & UPJOHN, INC.
100 Route 206 North
Peapack, New Jersey 07977
(888) 768-5501

     Pharmacia & Upjohn is a global, innovation-driven pharmaceutical and health care company. Pharmacia & Upjohn's products, services and employees demonstrate its commitment to improve wellness and quality of life for people around the world.

REASONS FOR THE MERGER

     We believe the combined company will build upon our complementary sales infrastructure and product portfolios in the U.S. and European pharmaceutical markets. The combined company will have a world-class research and development capability with a robust pipeline and an annual pharmaceutical research and development budget of more than $2 billion to fund future growth. The new company will also have one of the world's leading fully integrated agricultural businesses that is expected to have the autonomy and strong capital structure to enhance its growth prospects.

     To review our reasons for the merger in greater detail, see page I-24.

OUR RECOMMENDATIONS TO STOCKHOLDERS (SEE PAGE I-24)

TO MONSANTO STOCKHOLDERS:

     MONSANTO'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ISSUANCE OF COMMON STOCK AND PREFERRED STOCK IN THE MERGER, AND THAT YOU VOTE FOR THE MONSANTO CHARTER AMENDMENTS, BOTH TO FACILITATE THE MERGER.

TO PHARMACIA & UPJOHN STOCKHOLDERS:

     PHARMACIA & UPJOHN'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

THE MERGER

     The merger agreement is attached as Annex A [not translated in Swedish] to this document. We urge you to read the merger agreement as it is the principal legal document that governs the merger.

WHAT PHARMACIA & UPJOHN STOCKHOLDERS WILL RECEIVE (SEE PAGE I-44)

     As a result of the merger, Pharmacia & Upjohn stockholders will receive
1.19 shares of common stock of the combined company for each share of Pharmacia & Upjohn common stock, and one share of an equivalent series of convertible perpetual preferred stock of the combined company for each share of Pharmacia & Upjohn convertible perpetual preferred stock.

     The combined company will not issue any fractional shares. Instead, the company will pay holders of Pharmacia & Upjohn common stock cash equal to the value of any fractional shares based on the closing price for a share of common stock of Monsanto on the New York Stock Exchange on the effective date of the merger or the immediately following business day if the effective date of the merger is not a business day.

OPINIONS OF FINANCIAL ADVISORS (SEE PAGE I-59) [not translated]

     In connection with the merger, Monsanto's board of directors received the opinions of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, Monsanto's financial advisors, to the effect that, as of December 19, 1999, the exchange ratio of 1.19 shares of common stock of the combined company for each share of Pharmacia & Upjohn common stock is fair, from a financial point of view, to Monsanto. Pharmacia & Upjohn's board of directors received the opinions of Bear Stearns & Co. Inc. and J.P. Morgan Securities Inc., Pharmacia & Upjohn's financial advisors, to the effect that, as of December 19, 1999, the exchange ratio is fair, from a financial point of view, to Pharmacia & Upjohn's stockholders. These opinions, which are attached as Annexes D through G, set forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinions. WE URGE YOU TO READ THESE OPINIONS IN THEIR ENTIRETY.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (SEE PAGE II-6)

     Monsanto and Pharmacia & Upjohn common stock are both listed on the New York Stock Exchange. On December 17, 1999, the last full trading day before the announcement of the merger agreement, Monsanto common stock closed at $41.75 and Pharmacia & Upjohn common stock closed at $50.25. On February 17, 2000, the most recent practicable date prior to the mailing of this document, Monsanto common stock closed at $39.75 and Pharmacia & Upjohn common stock closed at $49.81.

LISTING OF COMMON STOCK OF THE COMBINED COMPANY

     We have filed an application to have the common stock of the combined company listed on the New York Stock Exchange under the ticker symbol "PHA". Monsanto and Pharmacia & Upjohn have agreed to use their reasonable best efforts to have the common stock of the combined company listed on the Stockholm Stock Exchange.

STOCKHOLDER VOTES REQUIRED (SEE PAGE III-3)

     For Monsanto stockholders: Approval of the issuance of common stock and convertible perpetual preferred stock in the merger requires the approval of the holders of a majority of the votes cast on such proposal, provided that the total votes cast on the proposal represent over 50% in interest of all securities entitled to vote on such proposal. Approval of the Monsanto charter amendments requires the approval of the holders of a majority of the outstanding shares of Monsanto common stock. As of February 17, 2000, directors and executive officers of Monsanto and their affiliates owned an aggregate of less than 2% of the outstanding shares of Monsanto common stock, which they have indicated they intend to vote in favor of the Monsanto proposals.

     For Pharmacia & Upjohn stockholders: Adoption of the merger agreement requires the approval of the holders of a majority of the total votes entitled to be cast by holders of Pharmacia & Upjohn common stock and Pharmacia & Upjohn convertible perpetual preferred stock, voting together as a single class. As of February 17, 2000, directors and executive officers of Pharmacia & Upjohn and their affiliates owned an aggregate number of shares of Pharmacia & Upjohn representing approximately 1% of the total votes entitled to be cast, which they have indicated they intend to vote in favor of adoption of the merger agreement.

OWNERSHIP OF THE COMBINED COMPANY AFTER THE MERGER

     The combined company will issue approximately 619 million shares of its common stock to Pharmacia & Upjohn stockholders in the merger. These shares will represent approximately 49% of the outstanding common stock of the combined company. This information is based on the number of shares of Monsanto common stock and

Pharmacia & Upjohn common stock outstanding on February 17, 2000 and does not take into account the Monsanto or Pharmacia & Upjohn convertible perpetual preferred stock, stock options or other equity-based awards or other transactions involving the issuance of common stock, including acquisitions.

BOARD AND BOARD COMMITTEES AFTER THE MERGER (SEE PAGE I-35 AND PAGE I-45)

     After the merger, the board of directors of the combined company will have 18 members, consisting of nine persons designated by Monsanto and nine persons designated by Pharmacia & Upjohn. All committees of the board of directors of the combined company will initially consist of an equal number of Monsanto and Pharmacia & Upjohn designees.

EXECUTIVE OFFICERS (SEE PAGE I-45)

     After the merger, we intend that Mr. Robert B. Shapiro of Monsanto will be the non-executive chairman of the combined company's board of directors and Mr. Fred Hassan of Pharmacia & Upjohn will be the chief executive officer of the combined company. Eighteen months after the merger occurs, we intend that Mr. Hassan will become both the chairman and chief executive officer of the combined company unless otherwise determined at that time by the affirmative vote of 80% of the directors of the combined company. Our plan is that after the merger, the twenty most senior positions in the combined company, other than that of the chairman and the chief executive officer, will be comprised of ten executives from Monsanto and ten executives from Pharmacia & Upjohn.

INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER (SEE PAGE I-35)
     When you consider our boards of directors' recommendations that you vote in favor of the relevant proposals, you should be aware that a number of our officers and directors will be entitled to receive certain significant benefits if the merger occurs that they will not be entitled to receive if the merger does not occur.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE I-26)

     A Pharmacia & Upjohn stockholder's receipt of common stock or convertible perpetual preferred stock of the combined company in the merger generally will be tax-free for United States federal income tax purposes, except for tax resulting from the receipt of cash instead of any fractional share of common stock of the combined company. The companies themselves, as well as Monsanto stockholders, will not recognize gain or loss for United States federal income tax purposes as a result of the merger.

MATERIAL SWEDISH TAX CONSEQUENCES OF THE MERGER (SEE PAGE I-28)

     The conversion of shares of Pharmacia & Upjohn common stock into shares of common stock of the combined company is a taxable event for Pharmacia & Upjohn's Swedish depository share holders. However, according to special tax provisions, capital gains taxation may be deferred on share-for-share exchanges until the shares received in the exchange are sold if certain conditions are met. Because the structure of merger contemplated by Pharmacia & Upjohn and Monsanto is not currently recognized under Swedish corporate law, it is not clear whether the conditions entitling Swedish depositary share holders to deferred taxation will be met. Pharmacia & Upjohn has therefore arranged for the filing of an application for an advance tax ruling with the Swedish Council for Advance Tax Rulings in order to clarify the matter. We do not expect a ruling until sometime after March 17, 2000. Pharmacia & Upjohn cannot give any assurances concerning whether a favorable ruling will be received.


ACCOUNTING TREATMENT (SEE PAGE I-31)

     We expect the merger to qualify as a pooling of interests, which means that we will treat our companies as if they had always been combined for accounting and financial reporting purposes. However, completion of the merger is not conditioned on the merger qualifying for such accounting treatment.

APPRAISAL RIGHTS (SEE PAGE I-30)

     Neither the holders of Pharmacia & Upjohn common stock nor the holders of Monsanto common stock have any right to an appraisal of the value of their shares in connection with the merger or the charter amendments. The holder of Pharmacia & Upjohn convertible perpetual preferred stock has appraisal rights for its shares if it complies with procedures required under Delaware law.

REGULATORY APPROVALS (SEE PAGE I-29)

     Pursuant to the Hart-Scott-Rodino Act, the merger cannot be completed until after we have given certain information and materials to the Federal Trade Commission and a required waiting period has expired or been terminated. We submitted pre-merger notification and report forms on January 19, 2000. The waiting period expired at midnight on February 18, 2000.

     The merger is also subject to review under the competition laws of the European Union. We submitted the required formal pre-merger filing on February 16, 2000.

     The merger is also subject to regulatory review in jurisdictions other than the U.S. and the European Union.

     We are not required to effect the merger unless the regulatory conditions to completion of the merger are satisfied.

CONDITIONS TO THE COMPLETION OF THE MERGER (SEE PAGE I-52)

     The completion of the merger depends upon the meeting of a number of conditions, including the following:

- approval of the share issuance and charter amendments by Monsanto's stockholders and adoption of the merger agreement by Pharmacia & Upjohn's stockholders;
- absence of any law or order issued by a court or governmental entity prohibiting the merger;

- absence of any law or order issued by a court or governmental entity that would reasonably be expected to have a material adverse effect on the combined company after the merger;

- expiration or termination of the waiting period under the Hart-Scott-Rodino Act, which has occurred, and receipt of necessary European Community approvals;

- receipt of all governmental approvals and consents required for the parties to effect the merger, the failure of which to obtain would reasonably be expected to have a material adverse effect on the combined company after the merger;

- material accuracy as of closing of the representations and warranties made by the parties and material compliance by the parties with their obligations; and

- receipt of opinions of tax counsel to Monsanto and Pharmacia & Upjohn that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE I-53)

     Either Monsanto or Pharmacia & Upjohn can terminate the merger agreement if any of the following occurs:

- we do not complete the merger by December 31, 2000; or

- a law or order is issued that permanently prohibits the merger or a law or order is not issued that is necessary to effect the merger; or

- Monsanto stockholders do not approve the issuance of common stock and convertible perpetual preferred stock in the merger or the proposed amendments to the Monsanto charter or Pharmacia & Upjohn stockholders do not adopt the merger agreement; or

- before the other party's stockholders' vote, the other party approves or recommends a superior proposal made by a third party; or

- before its stockholders' vote, either party determines that a superior proposal has been made by a third party; or

- either party's board of directors modifies its recommendation of the merger in a manner adverse to the other party.

     In addition, Monsanto can terminate the merger agreement if a third party acquires 15% or more of Pharmacia & Upjohn's common stock, and Pharmacia & Upjohn can terminate the merger agreement if a third party acquires 20% or more of Monsanto's common stock.

     Neither Monsanto nor Pharmacia & Upjohn can terminate the merger agreement based on the reason that the merger is not completed by December 31, 2000, if the reason that the merger has not occurred is because it is in breach of the merger agreement.

     Monsanto and Pharmacia & Upjohn can also both agree to terminate the merger agreement. Neither Monsanto nor Pharmacia & Upjohn is allowed to unreasonably withhold its consent to a termination request if the conditions to the completion of the merger regarding the material accuracy of its representations and warranties or its material compliance with its covenants in the merger agreement would not reasonably be expected to be satisfied prior to December 31, 2000, through the exercise of its reasonable best efforts.

TERMINATION FEES (SEE PAGE I-55)

     Either Pharmacia & Upjohn or Monsanto will be required to pay the other a fee of $575 million (less any termination fee previously paid) if:

- it terminates the merger agreement to accept a superior proposal from a third party after giving the other party three days to renegotiate another transaction with it;

- it fails to obtain stockholder approval of the merger and:

     (a) prior to its meeting of its stockholders, its board of directors receives a business combination proposal from a third party; and
     (b) within 12 months of the termination of the merger agreement, it enters into an agreement with any third party regarding a business combination or completes a business combination;

- as a result of its board of directors, prior to its special meeting, approving or recommending a superior proposal involving a third party, the other party terminates the merger agreement;

- the other party terminates the merger agreement as a result of a third party acquiring 15% of Pharmacia & Upjohn's common stock or 20% of Monsanto's common stock;

- the merger is not completed by December 31, 2000 and:

     (a) on or before December 31, 2000, it receives a business combination proposal from a third party, and

     (b) following such business combination proposal and prior to termination of the merger agreement, it intentionally breaches any of its covenants, which breach materially contributes to the failure of the merger to be completed on or prior to December 31, 2000, and

     (c) within 12 months of any such termination of the merger agreement, it enters into an agreement with a third party regarding a business combination or completes a business combination; or

- it or the other party terminates the merger agreement because its board of directors adversely changed its recommendation of the merger and:

     (a) at or before its change of recommendation it received a business combination proposal, and

     (b) within 12 months of the termination of the merger agreement, it enters into an agreement with a third party regarding a business combination or completes a business combination.

     Either Pharmacia & Upjohn or Monsanto will be required to pay the other a fee of $250 million if the merger agreement is terminated as a result of its board of directors adversely changing its recommendation of the merger. This amount will be credited against any subsequent payment of the $575 million fee described above.

STOCK OPTION AGREEMENTS (SEE PAGE I-58 AND ANNEXES B AND C [these Annexes are not translated])

     In connection with the merger agreement, Monsanto and Pharmacia & Upjohn entered into reciprocal stock option agreements under which Monsanto granted to Pharmacia & Upjohn an option to purchase 94,774,810 shares of Monsanto common stock (approximately 14.9% of Monsanto's outstanding common stock) at a price of $41.75 per share, and Pharmacia & Upjohn granted to Monsanto an option to purchase 77,388,932 shares of Pharmacia & Upjohn common stock (approximately 14.9% of Pharmacia & Upjohn's outstanding common stock) at a price of $50.25 per share. These exercise prices represent our closing stock prices on December 17, 1999, the last trading day prior to the public announcement of the execution of the merger agreement. The option to buy Monsanto shares is exercisable by Pharmacia & Upjohn under circumstances in which Monsanto is required to pay Pharmacia & Upjohn aggregate termination fees in the amount of $575 million as described above. The option to buy Pharmacia & Upjohn shares is exercisable by Monsanto under circumstances in which Pharmacia & Upjohn is required to pay Monsanto aggregate termination fees in the amount of $575 million as described above.

     The stock option agreements limit the amount of profit either party is permitted to receive as a result of both the receipt of a termination fee and the exercise of the option to $635 million in total. We have attached the stock option agreements as Annexes B and C to this document [these Annexes are not translated].

THE MONSANTO CHARTER AMENDMENTS AND BYLAWS (SEE PAGES I-32 AND I-34 AND ANNEXES H AND I [these Annexes are not translated])

     Monsanto stockholders are also being asked to approve the amendments to the Monsanto certificate of incorporation that would:

- change Monsanto's name to Pharmacia Corporation,

- increase the number of authorized shares of common stock from one billion to three billion,

-eliminate the current prohibition on Monsanto preferred stock having more than one vote per share, and

- change the par value of Monsanto's authorized preferred stock from no par value to $0.01 par value per share.

     The charter amendments are attached as Annex H [these Annexes are not translated].

     Pursuant to the merger agreement, the Monsanto board of directors will also make amendments to the Monsanto bylaws to implement various governance arrangements consistent with a merger of equals structure, such as board composition and management of the combined company. These amended bylaws will be the bylaws of the combined company and are attached as Annex I [this Annex is not translated].

THE AGRIBUSINESS IPO

     We intend to reorganize Monsanto's agribusiness as a separate business under the Monsanto name and sell up to 19.9% of it in an initial public offering soon after the merger. We contemplate that the agribusiness subsidiary will have a sound capital structure.

                MONSANTO COMPANY SUMMARY SELECTED FINANCIAL DATA

     The table below shows summary selected historical financial information for Monsanto as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 and has been prepared using the audited consolidated financial statements of Monsanto. The information as of and for the nine months ended September 30, 1999 has been prepared using the unaudited condensed consolidated financial statements of Monsanto. This information is only a summary, and you should read it in conjunction with Monsanto's historical financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the annual reports, quarterly reports and other information on file with the Securities and Exchange Commission. See "Where You Can Find More Information" on page V-1.

                                     NINE MONTHS
                                        ENDED                   YEAR ENDED DECEMBER 31,
                                    SEPTEMBER 30,   -----------------------------------------------
                                        1999        1998(1)   1997(2)   1996(3)   1995(4)   1994(5)
                                    -------------   -------   -------   -------   -------   -------
                                          (AMOUNTS IN MILLION $ EXCEPT PER SHARE INFORMATION)
OPERATING RESULTS:
Net Sales.........................       6,804        7,237     6,058    4,862     4,165     3,639
Income (Loss) from Continuing
  Operations......................         457         (131)      149      279       386       350
Income (Loss) from Discontinued
  Operations(6)...................          69         (119)      321      106       353       272
Net Income (Loss)(7)..............         506         (250)      470      385       739       622
Ratio of Earnings to Fixed
  Charges.........................        3.08         0.77      1.58     3.92      4.89      4.86
PER SHARE INFORMATION:
Income (Loss) from Continuing
  Operations -- Basic.............        0.72        (0.22)     0.26     0.48      0.68      0.61
Net Income (Loss)  -- Basic.......        0.80        (0.41)     0.80     0.66      1.30      1.09
Income (Loss) from Continuing
  Operations -- Diluted...........        0.70        (0.22)     0.24     0.47      0.67      0.63
Net Income (Loss) -- Diluted......        0.78        (0.41)     0.77     0.64      1.27      1.06
Dividends per share(8)............       0.090        0.120     0.500    0.588     0.540     0.494
FINANCIAL POSITION (AT END OF
  PERIOD):
Total Assets......................      15,983       16,385    10,517    8,619     8,008     6,537
Long-Term Debt....................       5,961        6,259     1,979    1,608     1,667     1,405
Shareowners' Equity...............       5,243        4,986     4,104    3,690     3,732     2,948

-------------------------

(1) Loss from continuing operations for 1998 included $610 million, or $1.01 per share, for restructuring and special charges, write-offs for acquired in-process research and development (R&D), and charges for the cancellation of DEKALB stock options.

(2) Income from continuing operations for 1997 included $404 million, or $0.66 per share, for the write-off of acquired in-process R&D.

(3) Income from continuing operations for 1996 included restructuring and other unusual charges of $226 million, or $0.38 per share, associated with the closure or rationalization of certain facilities, asset write-offs, and work force reductions.

(4) Income from continuing operations for 1995 included restructuring expenses and other unusual items of $63 million, or $0.11 per share.

(5) Income from continuing operations for 1994 included a net aftertax gain for restructuring and other unusual items of $20 million, or $0.03 per share.

(6) Includes the operations of the styrenics plastics business, chemicals businesses, and the alginates business prior to their disposition in 1995, 1997 and 1999, respectively. The operations of the artificial sweeteners and biogums businesses have also been included for all periods presented as a result of management's decision during 1999 to exit these businesses.

(7) Net income for the nine months ended September 30, 1999 included a $20 million loss, or $0.03 per share, for a cumulative effect of a change in accounting principle.

(8) The quarterly common stock dividend was reduced from $0.16 per share to $0.03 per share in the first quarter of 1997.

            PHARMACIA & UPJOHN, INC. SUMMARY SELECTED FINANCIAL DATA

     The table below shows summary selected historical financial information for Pharmacia & Upjohn. The historical financial information as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 has been prepared using the audited consolidated financial statements of Pharmacia & Upjohn. The information as of and for the nine months ended September 30, 1999 and 1998 has been prepared using the unaudited condensed consolidated financial statements of Pharmacia & Upjohn. This information is only a summary, and you should read it in conjunction with Pharmacia & Upjohn's historical financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the annual reports, quarterly reports and other information on file with the Securities and Exchange Commission. See "Where You Can Find More Information" on page V-1.

                                          NINE MONTHS
                                             ENDED
                                         SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                       -----------------   -----------------------------------------------
                                       1999(2)   1998(2)   1998(2)   1997(2)   1996(2)   1995(2)   1994(2)
                                       -------   -------   -------   -------   -------   -------   -------
                                               (AMOUNTS IN MILLION $ EXCEPT PER SHARE INFORMATION)
OPERATING RESULTS:
Net sales............................    5,310     4,909     6,758     6,586     7,176     6,949   $ 6,704
Income from Continuing Operations....      589       509       631       258       550       733       824
Income from Discontinued
  Operations.........................       --        --        --        --        --        --         2
Net Income...........................      589       509       631       258       550       733       826
PER SHARE INFORMATION:
Income from Continuing Operations --
  Basic..............................     1.12      0.97      1.20      0.48      1.04      1.41    $ 1.60
Net Income -- Basic..................     1.12      0.97      1.20      0.48      1.04      1.41      1.60
Income from Continuing Operations --
  Diluted............................     1.09      0.95      1.17      0.48      1.03      1.39    $ 1.57
Net Income -- Diluted................     1.09      0.95      1.17      0.48      1.03      1.39      1.57
Dividends declared per share(3)......     0.81      0.81      1.08      1.08      1.08      0.27         -
FINANCIAL POSITION (AT END OF
  PERIOD):
Total Assets.........................   10,458    10,308    10,343    10,457    11,259    11,536   $10,984
Long-Term Debt(1)....................      339       565       513       651       823       870       953
Shareowners' Equity..................    5,548     5,659     5,596     5,578     6,313     6,446     5,637

-------------------------

(1) Includes guarantee of ESOP debt. See Note 11 to the audited annual consolidated financial statements incorporated by reference herein.

(2) Consolidated amounts for all periods presented have been restated retroactively for the effects of the August 1999 merger with SUGEN, Inc., which was accounted for as a pooling of interests.

(3) Separate dividend information for Pharmacia AB and The Upjohn Company prior to the November 1995 merger date has not been presented because this information would not be meaningful.

                             COMPARATIVE PER SHARE DATA

    MARKET PRICE DATA

     The table below presents the high and low sales prices per share of Monsanto common stock and Pharmacia & Upjohn common stock on the New York Stock Exchange on December 17, 1999, the last full trading day immediately preceding the public announcement of the proposed merger, and on February 17, 2000, the most recent practicable date prior to the mailing of this document, as well as the "equivalent stock price" of shares of Pharmacia & Upjohn common stock on such dates. The "equivalent stock price" of shares of Pharmacia & Upjohn common stock represents the per share sales price for Monsanto's common stock on the New York Stock Exchange at such specified date, multiplied by the exchange ratio of 1.19, which is the number of shares of Monsanto common stock that a Pharmacia & Upjohn stockholder would receive for each share of Pharmacia & Upjohn common stock. Keep in mind that because of market price fluctuations the "equivalent stock price" may be greater than or less than the value of the Monsanto common stock and cash in lieu of fractional shares that a Pharmacia & Upjohn stockholder will receive for each share of Pharmacia & Upjohn common stock in connection with the merger. Stockholders should obtain current market quotations for shares of Monsanto common stock and Pharmacia & Upjohn common stock prior to making any decision with respect to the merger.

                                                           PHARMACIA &           PHARMACIA &
                                       MONSANTO               UPJOHN          UPJOHN EQUIVALENT
                                     COMMON STOCK          COMMON STOCK          STOCK PRICE
                                  (PRICE PER SHARE)     (PRICE PER SHARE)     (PRICE PER SHARE)
                                  ------------------    ------------------    ------------------
                                   HIGH        LOW       HIGH        LOW       HIGH        LOW
                                  -------    -------    -------    -------    -------    -------
December 17, 1999...............  42.88      40.75      54.06      50.00     51.03       48.49
February 17, 2000...............  41.38      39.69      51.44      49.63     49.24       47.23

     Following the consummation of the merger, shares of Pharmacia & Upjohn common stock will cease to be traded on the New York Stock Exchange. An application has been filed with the New York Stock Exchange to list the combined company's common stock on the New York Stock Exchange under the symbol "PHA".

SUMMARY UNAUDITED COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

     Set forth below are the net income, cash dividends and book value per common share data separately for Monsanto and Pharmacia & Upjohn on a historical basis, for the combined company on a pro forma combined basis and on a pro forma combined basis per Pharmacia & Upjohn equivalent share. The pro forma data for the combined company was derived by combining the historical consolidated financial information of Monsanto and Pharmacia & Upjohn using the pooling of interests method of accounting for business combinations as described under "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page II-8. The Pharmacia & Upjohn equivalent share pro forma information shows the effect of the merger from the perspective of an owner of Pharmacia & Upjohn common stock. The information was computed by multiplying the combined company's pro forma per share information by the exchange ratio of 1.19. You should read the information below together with our historical financial statements and related notes contained in the annual reports and other information that we have filed with the SEC and incorporated by reference. See "Where You Can Find More Information" on page V-1. The unaudited pro forma combined data below is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

                                                      AS OF AND FOR
                                                         THE NINE
                                                          MONTHS
                                                          ENDED        AS OF AND FOR THE YEAR
                                                      SEPTEMBER 30,      ENDED DECEMBER 31,
                                                      --------------   ----------------------
                                                       1999    1998     1998    1997    1996
                                                      ------   -----   ------   -----   -----
MONSANTO HISTORICAL PER COMMON SHARE DATA:
  Basic earnings per share -- continuing
     operations...................................      0.72    0.47    (0.22)  $0.26   $0.48
  Diluted earnings per share -- continuing
     operations...................................      0.70    0.45    (0.22)   0.24    0.47
  Dividends per common share......................      0.09    0.09     0.12    0.50    0.59
  Book value per common share.....................      8.26      --     7.93      --      --
PHARMACIA & UPJOHN HISTORICAL PER COMMON SHARE
  DATA:
  Basic earnings per share -- continuing
     operations...................................      1.12    0.97     1.20    0.48    1.04
  Diluted earnings per share -- continuing
     operations...................................      1.09    0.95     1.17    0.48    1.03
  Dividends per common share......................      0.81    0.81     1.08    1.08    1.08
  Book value per common share.....................     10.71      --    10.81      --      --
UNAUDITED PRO FORMA COMBINED:
  Basic earnings per share -- continuing
     operations...................................      0.83    0.64     0.40    0.33    0.68
  Diluted earnings per share -- continuing
     operations...................................      0.81    0.62     0.39    0.32    0.67
  Dividends per common share(1)...................
  Book value per common share.....................      8.56      --     8.43      --      --
UNAUDITED PRO FORMA COMBINED PER PHARMACIA &
  UPJOHN EQUIVALENT SHARE:
  Basic earnings per share -- continuing
     operations...................................      0.99    0.76     0.48    0.39   $0.81
  Diluted earnings per share -- continuing
     operations...................................      0.96    0.74     0.46    0.38    0.80
  Dividends per common share(1)...................
  Book value per common share.....................     10.19      --    10.03      --      --

---------------
(1) Monsanto's current regular quarterly dividend is $0.03 per share of common stock ($0.12 per share annualized) and is subject to future approval and declaration of the board of directors of Monsanto. Pharmacia & Upjohn's current regular quarterly dividend is $0.27 per share of common stock ($1.08 per share annualized) and is subject to future approval and declaration by the board of directors of Pharmacia & Upjohn. The combined company's dividend policy will be set by its board of directors. One alternative that the combined company's board of directors could pursue is to set an initial dividend rate approximately equal to the average of Monsanto's and Pharmacia & Upjohn's current dividend rates, so that the aggregate amount of dividends paid by the combined company is approximately the same as the aggregate amount of dividends paid by Monsanto and Pharmacia & Upjohn. The amount of dividends will depend on a number of factors, including the combined company's financial condition, capital requirements, results of operations, future business prospects and other factors that the company's board of directors may deem relevant.

                                  RISK FACTORS

     You should consider the following risk factors in determining how to vote at the meeting.

MONSANTO COMMON STOCK COULD EXPERIENCE FLUCTUATIONS IN PRICE WHICH COULD AFFECT THE VALUE OF SHARES ISSUED TO PHARMACIA & UPJOHN STOCKHOLDERS

     Recently, the stock market and Monsanto common stock have experienced price and volume fluctuations. The broad market fluctuations may adversely affect the market price of Monsanto common stock. The value of one share of the common stock of the combined company on the date on which the merger is completed, the date that Pharmacia & Upjohn stockholders receive shares of stock of the combined company or the date the stockholders eventually sell their stock of the combined company may be significantly different than the price of 1.19 shares of Monsanto common stock today. Pharmacia & Upjohn stockholders are advised to obtain recent market quotations for Monsanto common stock. Neither company may terminate the merger agreement or elect not to complete the merger solely because of changes in their stock prices.

WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE OUR OPERATIONS AND REALIZE THE FULL COST SAVINGS WE ANTICIPATE

     The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies' operations include:

- the necessity of coordinating geographically separated organizations;

- integrating personnel with diverse business backgrounds; and

- combining different corporate cultures.

     The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company's businesses and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies' operations could have an adverse effect on the business, results of operations or financial condition of the combined company.

     Among the factors considered by the Pharmacia & Upjohn and the Monsanto boards of directors in connection with their respective approvals of the merger agreement were the opportunities for economies of scale and operating efficiencies that could result from the merger. We cannot give any assurance that these savings will be realized within the time periods contemplated or realized at all.

WE WILL INCUR SIGNIFICANT MERGER-RELATED AND INTEGRATION-RELATED EXPENSES

     A one-time charge for direct incremental merger-related transaction costs will be recorded in the quarter in which the merger is consummated. The direct incremental merger-related transaction costs consist principally of charges related to investment banking fees, professional services, registration and other regulatory costs (approximately $110 million) and stock compensation arrangements (approximately $70 million before taxes of approximately $26 million). The charges for stock compensation arrangements consist of accounting charges related to certain Monsanto stock options which were granted with exercise prices above the fair market value of Monsanto common stock on the date such options were granted. Pursuant to the terms of these options, at consummation of the merger, the exercise price of such options will be reduced to equal the fair market value of Monsanto common stock on the date of grant. We expect to incur pre-tax charges to operations, currently estimated to be between $500 and $800 million, to reflect costs associated with combining the operations of the two companies. These costs will be recorded subsequent to consummation of the merger. These amounts are preliminary estimates and are therefore subject to change. Additional unanticipated expenses may be incurred in the integration of our businesses. Although we expect that the elimination of duplicative expenses as well as the realization of other efficiencies related to the integration of the businesses may result in cost savings, we cannot assure you that these benefits will be achieved in the near term or at all.

OBTAINING REQUIRED REGULATORY APPROVALS MAY DELAY CONSUMMATION OF THE MERGER

     Consummation of the merger is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals, including the expiration or termination of the applicable waiting periods, and any extension of the waiting periods, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval by the European Commission. We intend to vigorously pursue all required regulatory approvals. The requirement for these approvals could delay the consummation of the merger for a significant period of time after our stockholders have approved the proposals relating to the merger at the special meetings. See "The Merger -- Regulatory Matters Relating to Merger" on page I-29 for a description of the regulatory approvals necessary in connection with the merger.

WE CANNOT ASSURE STOCKHOLDERS OF THE TIMING OF OR PROCEEDS FROM THE MONSANTO AGRIBUSINESS IPO

     Although we intend to complete an initial public offering of Monsanto's agribusiness as soon as practical after the merger, the timing, proceeds and consummation of the intended IPO are subject to a variety of uncertainties, including market conditions. Therefore, we cannot give any assurances as to the proceeds from, or the timing or consummation of, the agribusiness IPO.

WE FACE INTENSE COMPETITION FROM NEW PRODUCTS AND FROM LOWER-COST GENERIC
PRODUCTS

     The pharmaceutical and agricultural industries are highly competitive and rapidly changing. Our principal competitors are major international corporations with substantial resources for research and development, production and marketing.

     Our products that are under patent protection face intense competition from competitors' proprietary products. This competition may increase as new products enter the market. We also face increasing competition from lower-cost generic products after patents on our products expire. For example, the family of Roundup(R) herbicides is a major product line for Monsanto's agribusiness. These herbicides are likely to face increasing competition from generic products. Patents protecting Roundup(R) in several countries expired in 1991. Compound per se patent protection for the active ingredient in Roundup(R) herbicide expires in the United States in September 2000.

     As new products enter the market, our products may become obsolete or our competitors' products may be more effective or more effectively marketed and sold than our products.

     If the combined company fails to maintain its competitive position, this could have a material adverse effect on its business and results of operations.

OUR RESEARCH AND DEVELOPMENT EFFORTS MAY NOT SUCCEED OR OUR COMPETITORS MAY DEVELOP MORE EFFECTIVE OR SUCCESSFUL PRODUCTS

     In order to remain competitive, we must commit substantial resources each year to research and development. In 1999, Pharmacia & Upjohn spent approximately $1.4 billion on research and development and Monsanto spent approximately $1.4 billion on research and development.

     A number of companies are engaged in agricultural research in general and plant biotechnology research in particular. Technological advances by others could render our agribusiness' products less competitive. We believe that competition will intensify, not only from agricultural biotechnology firms but from major agrichemical, seed and food companies with conventional biotechnology laboratories. Some of our agribusiness' agricultural competitors will continue to have substantially greater financial, technical and marketing resources than our agribusiness will.

     In the pharmaceutical business, the research and development process takes from 10 to 15 years from discovery to commercial product launch. This process is conducted in various stages, and during each stage there is a substantial risk that we will not achieve our goals and have to abandon a product in which we have invested substantial amounts. We cannot assure you that the combined company will continue to succeed in its research and development efforts. If the combined company fails to continue developing commercially successful products, or if competitors develop more effective products or a greater number of successful new products, this could have a material adverse effect on our business and results of operations.

OUR PHARMACEUTICAL BUSINESS WILL CONTINUE TO BE SUBJECT TO THE FOLLOWING RISKS:

1. PRODUCT REGULATION MAY ADVERSELY AFFECT OUR ABILITY TO BRING NEW PRODUCTS TO MARKET

     We and our competitors are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products. We must obtain and maintain regulatory approval for a pharmaceutical product from a country's national regulatory agency before the product may be sold in a particular country.

     The submission of an application to a regulatory authority does not guarantee that it will grant a license to market the product. Each authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved in another country.

     In our principal markets, the approval process for a new product is complex and lengthy. The time taken to obtain approval varies by country but generally takes from six months to four years from the date of application. This increases the cost to us of developing new products and increases the risk that we will not succeed in selling them successfully.

2. PRICE CONTROLS CAN LIMIT OUR REVENUES AND ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

     In addition to normal price competition in the marketplace, the prices of our products are restricted by price controls imposed by governments and health care providers in most countries where we sell products. Price controls operate differently in different countries and can cause wide differences in prices between markets. Currency fluctuations can aggravate these differences. The existence of price controls can limit the revenues we earn on our products and may have an adverse effect on our business and results of operations.

3. PRODUCT LIABILITY CLAIMS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

     Product liability is a significant commercial risk for us. Substantial damage awards have been made in certain jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products.

     We are involved in a substantial number of product liability cases claiming damages as a result of the use of our products. We believe that any potentially unaccrued costs and liabilities associated with such matters will not have a material adverse effect on the combined company's consolidated financial position, results of operations or liquidity. There can, however, be no assurance that a future product liability claim or series of claims brought against the combined company would not have an adverse effect on its business or results of operations.

OUR AGRIBUSINESS WILL CONTINUE TO BE SUBJECT TO THE FOLLOWING RISKS:

1. GOVERNMENTS AND THE PUBLIC MAY NOT ACCEPT OUR PRODUCTS.

     The commercial success of agricultural and food products developed through biotechnology will depend in part on government and public acceptance of their cultivation, distribution and consumption. Biotechnology has enjoyed and continues to enjoy substantial support from the scientific community, regulatory agencies and many governmental officials around the world (including in the United States). Future scientific developments, media coverage and political events may strengthen or diminish such support. Monsanto continues to work with consumers, customers and regulatory bodies to encourage understanding of nutritional and agricultural biotechnology products. However, public attitudes may be influenced by recent claims that genetically modified plant products are unsafe for consumption, pose risks of damage to the environment and create legal and ethical dilemmas. In addition, extensive regulatory approvals are required by numerous governmental authorities. The market success of products developed through biotechnology could be delayed or impaired in certain geographical areas because of failures to obtain regulatory approvals or more restrictive regulations. For instance, some countries have instituted a moratorium on the planting of certain genetically modified seeds or the import of grain produced from such seeds, the U.S. Environmental Protection Agency has announced new restrictions on planting genetically modified corn and consumer groups have brought lawsuits in various countries seeking to halt industry activities with respect to products developed through biotechnology. Some countries also have labeling requirements. In some markets, because these crops are not yet approved for import, growers in other countries may be restricted from introducing or selling their grain. In these cases, the grower may have to arrange to sell the grain only in the domestic market or to use the grain for feed on his or her farm.

2. THE SUCCESS OF THE AGRIBUSINESS DEPENDS ON SUCCESSFULLY INTEGRATING RECENT TRANSACTIONS.

     Monsanto has made significant acquisitions, mergers and joint ventures involving seed, agricultural biotechnology and grain processing companies. In the long term, any failure of our agribusiness to integrate these companies into its business may prevent us from realizing projected operating gains and efficiencies and otherwise from implementing our business strategy. Mergers, acquisitions, and joint ventures also present other challenges, including geographical coordination, personnel integration, and the reconciliation of corporate cultures. This integration could cause a temporary interruption of or loss of momentum in the agribusiness and the loss of key personnel from the acquired company. The diversion of management's attention to such matters or the delays or difficulties encountered in connection with integrating these operations could have an adverse effect on the agribusinesses' business, results of operations, or financial condition.

3. THE AGRIBUSINESS IS SUBJECT TO WEATHER CONDITIONS AND NATURAL DISASTERS.

     The agribusiness is highly seasonal. It is subject to weather conditions and natural disasters that affect commodity prices, seed yields, and decisions by growers regarding purchases of seed and herbicides. Commodity prices also affect growers' decisions about the types and amounts of crops to plant. All of these factors may negatively influence sales of the agribusiness' herbicide and seed products.

OUR BUSINESS WILL CONTINUE TO EXPOSE US TO RISKS OF ENVIRONMENTAL LIABILITIES

     We use hazardous materials, chemicals, viruses and toxic compounds in our product development programs and manufacturing processes which exposes us to risks of accidental contamination and personal injury claims. If such an accident occurred or if we were to discover contamination caused by prior operations, the combined company could be held liable for any damages or fines, which could have an adverse effect on our business and results of operations.

FOREIGN EXCHANGE FLUCTUATIONS MAY ADVERSELY AFFECT OUR EARNINGS AND THE VALUE OF OUR NON-U.S. ASSETS

     We record our transactions and prepare our financial statements in U.S. dollars, but a significant portion of our earnings and expenditures are in other currencies. Changes in exchange rates between the U.S. dollar and such currencies will result in increases or decreases in our costs and earnings. Fluctuations in exchange rates between the U.S. dollar and other currencies may also affect the book value of our assets outside the United States and the amount of shareholders' equity. Although we will seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate, there can be no assurance those efforts will be successful.

                        CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in this document, such as statements concerning the combined company's anticipated financial or product performance, its pipeline, plans for growth and other factors that could affect future operations or financial position, and other non-historical facts, are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). Such statements often include the words, "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions. Since these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others:

- the ability to attain estimated expense savings;

- the ability to continue to successfully market existing products, which may be adversely impacted by the introduction of competitive products;

- the combined company's ability to integrate the two businesses and other prior mergers and acquisitions;

- the combined company's ability to successfully develop and market new products;

- the ability to expand the market for existing products;

- the ability to fund research and development activities;

- the ability to get to market ahead of competition;

- the success of the combined company's research and development activities and the speed with which regulatory authorizations and product rollouts may be achieved;

- the ability to successfully negotiate pricing of pharmaceutical products with managed care groups, health care organizations and government agencies worldwide;

- fluctuations in currency exchange rates;

- the effects of the combined company's accounting policies and general changes in generally accepted accounting practices;

- the combined company's exposure to product liability lawsuits and contingencies related to actual or alleged environmental contamination;

- the combined company's exposure to antitrust lawsuits;

- the combined company's success in litigation involving its intellectual property;

- social, legal and political developments, especially those relating to health care reform and product liabilities;

- general economic and business conditions;

- the combined company's ability to attract and retain management and other employees;

- the combined company's ability to compensate for anticipated generic competition for its products, including Roundup(R) herbicide, after the expiration of patents in the U.S.;

- governmental and public acceptance of agbiotech products;

- the effect of seasonal conditions and of current commodity prices on agricultural markets; and

- other risk factors detailed in Monsanto's and Pharmacia & Upjohn's respective Securities and Exchange Commission filings, including their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

                                   THE MERGER

GENERAL

     The Monsanto board of directors is using this document to solicit proxies from the holders of Monsanto common stock for use at the Monsanto meeting. The Pharmacia & Upjohn board of directors is also using this document to solicit proxies from the holders of Pharmacia & Upjohn common stock and convertible perpetual preferred stock for use at the Pharmacia & Upjohn meeting.

     MONSANTO PROPOSALS

     At the Monsanto meeting, Monsanto stockholders will be asked to vote upon proposals to approve the issuance of Monsanto common stock and convertible perpetual preferred stock in the merger and the Monsanto charter amendments contemplated by the merger agreement. We sometimes refer to these proposals as the "Monsanto proposals."

     PHARMACIA & UPJOHN PROPOSAL

     At the Pharmacia & Upjohn meeting, holders of Pharmacia & Upjohn common stock and Pharmacia & Upjohn convertible perpetual preferred stock will be asked to vote upon a proposal to adopt the merger agreement. We sometimes refer to this proposal as the "Pharmacia & Upjohn proposal."

BACKGROUND OF THE MERGER

     The respective management groups of Monsanto and Pharmacia & Upjohn review, on a continuing basis, the strategic focus of their companies in light of the changing competitive environment of the pharmaceuticals industry and, with respect to Monsanto, the agribusiness industry, with the objective of identifying alternative strategies to enhance shareholder value. Each company believes it has attractive future prospects on a stand-alone basis. However, the management of Monsanto and Pharmacia & Upjohn have also explored possible joint ventures, business combinations and other strategic alternatives as a means of achieving critical mass and potentially attaining a more competitive position given the trend toward industry consolidation. The boards of directors of Pharmacia & Upjohn and Monsanto have been updated regularly concerning such matters.

     In the months that followed the October 1998 termination of Monsanto's merger agreement with American Home Products Corporation, Monsanto's management explored a variety of strategic alternatives to enhance shareholder value, including the planned sale of its nutrition businesses, a split-up of its pharmaceutical and agricultural businesses into two separate companies, a sale or other business combination of its pharmaceutical business with another company's pharmaceutical business or a business combination of Monsanto with a pharmaceutical or life sciences company. During this period, Monsanto's management entered into confidentiality agreements and held preliminary discussions with a number of parties concerning such matters. Monsanto's board of directors periodically assessed Monsanto's strategic alternatives and was updated regarding discussions with third parties.

     On September 17, 1999, Mr. Fred Hassan, the President and Chief Executive Officer of Pharmacia & Upjohn, and Mr. Robert Shapiro, the Chairman and Chief Executive Officer of Monsanto, discussed the possibility of a co-promotion collaboration in which the U.S. sales force of Monsanto's Searle pharmaceutical division would co-promote Pharmacia & Upjohn's Detrol, a drug for overactive bladder. This conversation led to a brief discussion concerning the potential for an even broader relationship, including the possibility of a merger between Monsanto and Pharmacia & Upjohn. Mr. Hassan subsequently mentioned the concept of a possible merger between Pharmacia & Upjohn and Monsanto at Pharmacia & Upjohn's board of directors meeting on September 21. Monsanto's board of directors held its annual planning meetings between September 22 and 24 to review the business plans of each of its businesses and evaluate the relative attractiveness of Monsanto's strategic alternatives. During these meetings, Mr. Shapiro discussed the contacts he had had with Pharmacia & Upjohn and other parties. The board authorized management to continue to pursue its discussions with third parties regarding potential business combinations or other strategic alternatives.

     Following these discussions, representatives of Monsanto and Pharmacia & Upjohn, together with their respective financial and legal advisors, began a preliminary review of a number of potential transactions between the two companies. On October 6, 1999, Mr. Hassan and Mr. Shapiro met briefly in Chicago where they discussed some broad concepts about a business combination. On October 13, Monsanto and Pharmacia & Upjohn entered into a confidentiality agreement, but discussions between the two companies did not progress significantly during the month of October.

     In October 1999, Mr. Shapiro received preliminary indications of interest from a non-U.S. headquartered company regarding a possible business combination with Monsanto, in which Monsanto's stockholders could receive stock valued at a premium over its then recent trading prices, and from a U.S. based company relating to a possible combination of the two companies' pharmaceutical businesses. Monsanto's senior management and its financial advisors had preliminary discussions regarding such potential transactions with senior management and financial advisors of such companies. At its regular meeting on October 22, 1999, Monsanto's board of directors further reviewed the company's strategic alternatives and received a report on the current status of discussions with third parties.

     Over the next several weeks, Monsanto's management, together with its legal and financial advisors, held discussions with several other parties to explore the terms of possible transactions. The non-U.S. headquartered company conducted due diligence on Monsanto and delivered a draft merger agreement to Monsanto, which was discussed with Monsanto's management and legal advisors. Its proposal for a business combination with Monsanto included the following principal terms:

          (1) it planned to announce a transaction in early December to dispose of one of its substantial businesses (the completion of such disposition, which was expected to occur in the second half of 2000, would be a condition to its obligation to close the Monsanto business combination);

          (2) since the non-U.S. company's shares were not currently listed on any U.S. stock exchange or otherwise regularly traded in the U.S., the closing would also be conditioned on it preparing financial statements that were reconciled in accordance with U.S. generally accepted accounting principles and obtaining a listing for its American Depositary Receipts on the New York Stock Exchange;

          (3) it would issue a fixed number of American Depositary Receipts initially having a nominal value, based upon the trading price of the company's stock on a non-U.S. stock exchange immediately following the announcement of the non-U.S. company's planned disposition of its business, of $49 per Monsanto share; such exchange ratio would not be adjusted to reflect any reduction in the value of the American Depositary Receipts arising from the actual disposition of its business even if such business were to be distributed as a dividend to the shareholders of the non-U.S. headquartered company;

          (4) Monsanto would be required to grant it a 50/50 co-promotion agreement for Celebrex that would be effective upon signing the merger agreement and that would survive any termination of the merger agreement; and

          (5) Monsanto would not have any right to terminate the merger agreement in order to accept a superior proposal.

     On November 20, 1999, Mr. Shapiro met with the chairman and chief executive officer of the non-U.S. headquartered company to discuss further the terms of its proposal, and was advised that it was not prepared to increase the value of its proposal. In view of the uncertainties regarding value, the timing and consummation risk associated with the planned divestiture of the other company's business, and the material business and financial risk to Monsanto of the other company's proposal to enter into a co-promotion agreement for Monsanto's most successful pharmaceutical product whether or not any business combination was consummated, Monsanto's management determined to devote its attention to pursuing other alternatives available to Monsanto.

     Mr. Hassan again raised the possibility of a business combination with Monsanto at Pharmacia & Upjohn's board of directors meeting on November 15 and 16, 1999, but the board took no action at that time. In late November 1999, Messrs. Hassan and Shapiro had a telephone conversation in which they agreed to renew discussions concerning the possibility of a business combination between Monsanto and Pharmacia & Upjohn, provided that certain matters raised by Pharmacia & Upjohn's board of directors could be addressed. In late November and early December, representatives of Monsanto and Pharmacia & Upjohn and each company's respective legal and financial advisors held a series of discussions concerning the potential terms of a merger between the two companies, including a range of exchange ratios, governance issues, the structure of the transaction and the strategic direction and business plan for the combined company, including managing the agricultural business as a separate company with up to 20% of its stock held by public stockholders.

     At its regularly scheduled meeting on December 10, 1999, Monsanto's board of directors again reviewed the company's strategic alternatives. Mr. Shapiro updated the board on his recent contacts with third parties regarding a possible business combination or other transaction with Monsanto. In its review at both the October and December board meetings, the board assessed, among other things:

     - the potential initial and long-term values obtainable from different alternatives;

     - the nature of the currency to be received by Monsanto's stockholders;

     - the other terms of any transaction, including risks of non-consummation;

     - information concerning the financial performance, business operations, debt and capital levels and prospects of each other party as a separate entity and on a combined basis;

     - the current and prospective tax consequences to Monsanto and its stockholders of different alternatives, including the substantial tax costs associated with a sale or merger of Monsanto's pharmaceutical business either directly or following a split-up of Monsanto;

     - the flexibility for Monsanto to pursue alternative or follow-on transactions;

     - the potential synergies that could be achieved in a business combination;

     - the potential opportunities for each of Monsanto's businesses to grow and compete more effectively in a changing environment; and

     - the capital implications of Monsanto's existing indebtedness, which had been incurred principally to fund Monsanto's seed acquisitions over the preceding two years, on the company's future financial flexibility in a split-up of the company compared to a business combination with an unleveraged partner.

At its December meeting, following its consideration of these matters, Monsanto's board of directors made a preliminary determination that a merger of equals transaction with Pharmacia & Upjohn, in which Monsanto's stockholders would own approximately 51% of the combined company, was the most attractive alternative for Monsanto. The board considered, among other things, the complementary sales infrastructure, strong product portfolios with minimal near-term patent expiration exposure, significant synergies and long-term growth prospects of the proposed combination, as well as several factors discussed under "Our Reasons for the Merger; Recommendations of Our Boards of Directors." The board authorized management to pursue further discussions with Pharmacia & Upjohn.

     On December 12, 1999, Monsanto's legal counsel delivered a draft merger agreement to legal counsel for Pharmacia & Upjohn. Shortly thereafter, representatives of Monsanto and Pharmacia & Upjohn completed their respective due diligence reviews of each other's business and their collective analysis of the strategic and financial value of the combined entity, including the amount of synergies that could be achieved in the combination, with the assistance of their legal and financial advisors.

     On December 14, 1999, Pharmacia & Upjohn distributed to its board of directors material prepared by its management with the assistance of its financial advisors that described Monsanto's businesses in greater depth and the merits of a Monsanto-Pharmacia & Upjohn combination relative to other strategic alternatives. On December 15, the Pharmacia & Upjohn board of directors held a telephonic meeting during which Pharmacia & Upjohn management updated its board on the status of discussions with Monsanto and received approval to continue negotiations. The board agreed to formally vote on the merger proposal at a special board meeting scheduled for December 18.

     With this approval for Pharmacia & Upjohn to continue discussions, representatives of Pharmacia & Upjohn and Monsanto management, together with their advisors, began negotiating the merger agreement and various related agreements beginning on December 16. On December 17, 1999, Monsanto's directors held a conference call with members of Monsanto's senior management to exchange their views on the company's strategic alternatives. Later that day, Monsanto distributed materials to its board of directors including drafts and a summary of the merger agreement and related agreements, and other background information on Pharmacia & Upjohn's businesses and the proposed transaction.

     On December 18, 1999, the Pharmacia & Upjohn board of directors held a special meeting in London. At this meeting, members of the Pharmacia & Upjohn management team made presentations concerning the proposed merger. Bear Stearns and J.P. Morgan then made a financial presentation to the board of directors and each provided its oral opinion (subsequently confirmed in writing) to the board as to the fairness, from a financial point of view, to Pharmacia & Upjohn common stockholders of the merger consideration. Legal counsel to Pharmacia & Upjohn described the terms and conditions of the draft merger agreement and stock option agreements and other related matters, including the principal issues previously lacking agreement. Mr. Hendrik Verfaillie, President of Monsanto, and Mr. Hugh Grant, Co-President of Monsanto's Agricultural Sector, made a presentation to the Pharmacia & Upjohn board concerning Monsanto's agricultural business and its future strategy. Pharmacia & Upjohn's board then discussed the matters presented by management and by the company's financial and legal advisors, including the factors discussed in both "Our Reasons for the Merger; Recommendations of

Our Boards of Directors" and the presentation concerning Monsanto's agricultural business. After discussion and due consideration, the Pharmacia & Upjohn board unanimously approved the draft merger agreement and stock option agreements, and related matters, and authorized management to finalize the terms of these agreements.

     On the morning of December 19, 1999, certain members of Pharmacia & Upjohn's board met again with members of Pharmacia & Upjohn's management to review the status of negotiations with Monsanto, including the principal issues not yet resolved.

     The Monsanto board of directors held a special meeting on the morning of December 19, 1999. Mr. Hassan and certain members of Pharmacia & Upjohn's board of directors also attended this meeting. At this meeting, Mr. Hassan described Pharmacia & Upjohn's strategy, financial performance, and the rationale for the value to be created to both sets of shareholders by combining the two businesses. Mr. Hassan then outlined his strategic vision for the new pharmaceutical entity, articulated his perceptions of the opportunities and challenges facing Monsanto's agricultural business and outlined the merits of a partial IPO following merger approval.

     A second meeting of Monsanto's board of directors and Monsanto management only was then held on the afternoon of December 19, 1999. Monsanto management and its legal and financial advisors made presentations to the board concerning the proposed merger and the status of discussions with other parties, as well as a review of other strategic alternatives available to Monsanto, including a possible split-up of the company's pharmaceutical and agricultural businesses or a sale of one of these businesses. Goldman Sachs and Morgan Stanley each made a financial presentation to the board of directors and each gave its oral opinion (subsequently confirmed in writing) to the board as to the fairness, from a financial point of view, to Monsanto of the exchange ratio. Legal counsel to Monsanto described the terms and conditions of the draft merger agreement and stock option agreements and other related matters. The Monsanto board discussed the matters presented by management and by the company's financial and legal advisors, including the factors discussed under "Our Reasons for the Merger; Recommendations of Our Boards of Directors." After discussion and due consideration, the Monsanto board unanimously approved the draft merger agreement and stock option agreements and related matters, and authorized management to finalize the terms of these agreements.

     On the evening of December 19, 1999, representatives of Monsanto and Pharmacia & Upjohn and their respective legal counsel finalized the merger agreement, the stock option agreements, and related documents. Monsanto and Pharmacia & Upjohn then entered into these agreements and issued a joint press release announcing the merger.

     Effective as of February 18, 2000, Monsanto and Pharmacia & Upjohn entered into an amendment to the merger agreement to, among other things, specify "Pharmacia Corporation" as the name of the combined company and to provide that the combined company's board of directors would initially have 18 members, consisting of nine persons designated by Monsanto and nine persons designated by Pharmacia & Upjohn.

OUR REASONS FOR THE MERGER; RECOMMENDATIONS OF OUR BOARDS OF DIRECTORS

     We believe that the combined company will build upon our complementary sales infrastructure and product portfolios in the U.S. and European pharmaceutical markets. The combined company will have a world-class research and development capability with a robust pipeline and an annual pharmaceutical R&D budget of more than $2 billion to fund future growth. The new company will also have one of the world's leading fully integrated agricultural businesses that is expected to have the autonomy and strong capital structure to enhance its growth prospects. We believe shareholder value will be further enhanced by top-line synergies as well as more than $600 million of synergies relating to cost avoidance and elimination of duplication, some of which will be reinvested to accelerate growth opportunities.

     Each of our boards of directors, in reaching its decision on the merger, consulted with its financial and legal advisors and its senior management, reviewed a significant amount of information and considered a number of factors. The most relevant information reviewed and factors considered are set forth below:

     - the reasons described above under "Our Reasons for the Merger" and the risks described under "Risk Factors";

     - the strategic and financial alternatives available to each of Monsanto and Pharmacia & Upjohn in the rapidly consolidating pharmaceuticals industry;

     - the strategic fit between Pharmacia & Upjohn and Monsanto, and the belief that the combined company has the potential to enhance stockholder value through additional opportunities and operating efficiencies;

     - the opportunity for the Monsanto and Pharmacia & Upjohn stockholders to participate in a larger, more competitive company;

     - the fact that the transaction was structured as a merger of equals with shared corporate governance for the combined company, including equal representation of Monsanto and Pharmacia & Upjohn designees on the company's board of directors, as well as the fact that Mr. Robert Shapiro will initially be the chairman and Mr. Fred Hassan will initially serve as chief executive officer of the combined company and, unless otherwise determined by 80% of the company's board of directors, that Mr. Hassan will become the chairman and chief executive officer 18 months after the merger, thus enabling each of Monsanto and Pharmacia & Upjohn to provide substantial input into the policies and operation of the combined businesses and effect the long-term goals of each company;

     - information concerning the financial performance, pharmaceutical pipeline, business operations, debt capacity and asset quality of Pharmacia & Upjohn and Monsanto and of the two companies on a combined basis;

     - the opinions of our respective financial advisors that, as of December 19, 1999, and subject to the assumptions and limitations set forth in the opinions, the consideration in the merger was fair from a financial point of view, and the financial presentations made by our respective financial advisors to our respective boards of directors in connection with the delivery of their opinions;

     - the likely impact of the merger on each company's employees and customers;

     - the expected effect of the merger on our existing joint ventures and other relationships with third parties;

     - the interests of officers and directors of each company in the merger, as described under "Interests of Officers and Directors in the Merger";

     - the fact that each of Pharmacia & Upjohn and Monsanto is permitted to terminate the merger agreement upon receipt of a superior acquisition proposal, subject to the payment of specified termination fees;

     - our respective obligations to pay termination fees under the circumstances described in the merger agreement, the option agreements, and the impact that the termination fees and the option agreements may have on potential third-party acquirors; and

     - the qualification of the merger as a tax-free transaction for United States federal income tax purposes (except for tax resulting from any cash received for fractional shares by the holders of Pharmacia & Upjohn common stock) and the expected accounting treatment as a "pooling of interests" for financial accounting purposes.

     The Monsanto board of directors also considered the following: (i) its review of other strategic alternatives, including a separation of Monsanto's agricultural and pharmaceutical businesses, as well as contacts and preliminary discussions Monsanto's management had with third parties regarding possible business combinations or asset sales and (ii) the expected immediate accretion in earnings per share of Monsanto as a result of the merger.

     The foregoing discussion of the information and factors considered by our boards of directors is not intended to be exhaustive. In view of the wide variety of the material factors considered in connection with their respective evaluations of the merger and the complexity of these matters, our boards of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, our boards of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to our boards of directors' ultimate determination, but rather our boards of directors conducted an overall analysis of the factors described above, including discussions with and questioning of our respective management and legal and financial advisors. In considering the factors described above, individual members of our boards of directors may have given different weight to different factors.

     There can be no assurance that any of the potential savings, synergies or opportunities considered by our boards of directors will be achieved through consummation of the merger. See "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" beginning on page I-19.

     RECOMMENDATION OF THE BOARD OF DIRECTORS OF MONSANTO

     MONSANTO'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MONSANTO STOCKHOLDERS VOTE FOR THE ISSUANCE OF COMMON STOCK AND PREFERRED STOCK IN THE MERGER, AND FOR THE MONSANTO CHARTER AMENDMENTS, BOTH TO FACILITATE THE MERGER.

     RECOMMENDATION OF THE BOARD OF DIRECTORS OF PHARMACIA & UPJOHN

     PHARMACIA & UPJOHN'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PHARMACIA & UPJOHN STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion summarizes the material United States federal income tax consequences of the merger. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this document, all of which may change, possibly with retroactive effect.

     This discussion does not address all aspects of federal income taxation that may be important to a holder of Pharmacia & Upjohn common stock or Pharmacia & Upjohn convertible perpetual preferred stock in light of that holder's particular circumstances or to a holder subject to special rules, such as:

     - a stockholder who is not a citizen or resident of the United States,

     - a financial institution or insurance company,

     - a tax-exempt organization,

     - a dealer or broker in securities,

     - a stockholder that holds Pharmacia & Upjohn common stock or Pharmacia & Upjohn convertible perpetual preferred stock as part of a hedge, appreciated financial position, straddle or conversion transaction, or

     - a stockholder who acquired Pharmacia & Upjohn common stock or Pharmacia & Upjohn convertible perpetual preferred stock pursuant to the exercise of options or otherwise as compensation.

     TAX OPINIONS. Pharmacia & Upjohn has received an opinion of Davis Polk & Wardwell, and Monsanto has received an opinion of Arnold & Porter (together with Davis Polk & Wardwell, "tax counsel"), each dated as of the date of this document, that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Monsanto, Monsanto's newly formed merger subsidiary and Pharmacia & Upjohn will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. It is a condition to the obligation of each of Monsanto and Pharmacia & Upjohn to complete the merger that the relevant tax counsel confirm its opinion as of the closing date. Neither Monsanto nor Pharmacia & Upjohn intends to waive this condition.

     The opinions of tax counsel regarding the merger have relied, and the confirmation opinions regarding the merger as of the closing date (the "closing date opinions") will rely, on (1) representations and covenants made by Monsanto and Pharmacia & Upjohn, including those contained in certificates of officers of Monsanto and Pharmacia & Upjohn, and (2) specified assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the merger agreement. In addition, the opinions of tax counsel have assumed, and tax counsel's ability to provide the closing date opinions will depend on, the absence of changes in existing facts or in law between the date of this document and the closing date. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the closing date opinions and the tax consequences of the merger could differ from those described in the opinions that tax counsel have delivered. Tax counsel's opinions neither bind the IRS nor preclude the IRS or the courts from adopting a contrary position. Monsanto and Pharmacia & Upjohn do not intend to obtain a ruling from the IRS on the tax consequences of the merger.

     UNITED STATES FEDERAL INCOME TAX TREATMENT OF THE MERGER. The merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and Monsanto, Monsanto's newly formed merger subsidiary and Pharmacia & Upjohn will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

     UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO PHARMACIA & UPJOHN STOCKHOLDERS. For United States federal income tax purposes:

     - A holder of Pharmacia & Upjohn common stock will not recognize any gain or loss upon its exchange in the merger of its shares of Pharmacia & Upjohn common stock for shares of the common stock of the combined company.

     - If a holder of Pharmacia & Upjohn common stock receives cash instead of a fractional share of the common stock of the combined company, the holder will be required to recognize gain or loss, measured by the difference between the amount of cash received instead of that fractional share and the portion of the tax basis of the holder's shares of

       Pharmacia & Upjohn common stock allocable to that fractional share. This gain or loss will be capital gain or loss provided such common stock was held as a capital asset, and will be long-term capital gain or loss if the share of Pharmacia & Upjohn common stock exchanged for that fractional share of the common stock of the combined company was held for more than one year on the closing date.

     - A holder of Pharmacia & Upjohn common stock will have a tax basis in the common stock of the combined company received in the merger equal to (1) the tax basis of the Pharmacia & Upjohn common stock surrendered by that holder in the merger, reduced by (2) any tax basis of the Pharmacia & Upjohn common stock surrendered that is allocable to any fractional share of the common stock of the combined company for which cash is received.

     - The holding period for shares of the common stock of the combined company received in exchange for shares of Pharmacia & Upjohn common stock in the merger will include the holding period for the shares of Pharmacia & Upjohn common stock surrendered in the merger, provided such common stock was held as a capital asset.

     - A holder of Pharmacia & Upjohn convertible perpetual preferred stock will not recognize any gain or loss upon its exchange in the merger of its shares of Pharmacia & Upjohn convertible perpetual preferred stock for shares of the convertible perpetual preferred stock of the combined company.

     - A holder of Pharmacia & Upjohn convertible perpetual preferred stock will have a tax basis in the convertible perpetual preferred stock of the combined company received in the merger equal to the tax basis of the Pharmacia & Upjohn convertible perpetual preferred stock surrendered by that holder in the merger.

     - The holding period for shares of the convertible perpetual preferred stock of the combined company received in exchange for shares of Pharmacia & Upjohn convertible perpetual preferred stock in the merger will include the holding period for the shares of Pharmacia & Upjohn convertible perpetual preferred stock surrendered in the merger, provided such preferred stock was held as a capital asset.

     UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO MONSANTO STOCKHOLDERS. For United States federal income tax purposes, holders of Monsanto common stock will not recognize gain or loss as a result of the merger.

     This discussion of material United States federal income tax consequences is intended to provide only a general summary, and is not a complete analysis or description of all potential United States federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any state, local or non-U.S. income tax consequences of the merger. ACCORDINGLY, WE STRONGLY URGE EACH HOLDER OF PHARMACIA & UPJOHN COMMON STOCK OR PHARMACIA & UPJOHN CONVERTIBLE PERPETUAL PREFERRED STOCK TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE OR LOCAL OR NON-U.S. INCOME OR OTHER TAX CONSEQUENCES TO HIM OR HER OF THE MERGER.

MATERIAL SWEDISH TAX CONSEQUENCES OF THE MERGER

     The following discussion summarizes the material Swedish tax consequences of the merger for holders of Swedish depository shares who, for tax purposes, are residents of Sweden, and was prepared by Enskilda Juridik, Swedish tax counsel to Pharmacia & Upjohn. Swedish depository shares in Pharmacia & Upjohn trade on the OM Stockholm Exchange. Each Swedish depository share represents one share of Pharmacia & Upjohn common stock. The shares of Pharmacia & Upjohn common stock underlying the Swedish depository shares are held in trust for the Swedish depository share holders. The following discussion does not cover tax issues in cases where Swedish depository shares are held as current assets in business operations or by a partnership, nor does it summarize special tax provisions that apply for certain categories of corporate holders such as investment companies, mutual funds and companies liable to yield tax ("avkastningsskatt"). Special tax consequences that are not described below may therefore arise. Each holder of Pharmacia & Upjohn Swedish depository shares should therefore consult with a tax advisor regarding the special tax consequences that may arise in each individual case.

     CAPITAL GAINS TAXATION

     As a consequence of the merger, holders of Swedish depository shares will be deemed to have disposed of their Pharmacia & Upjohn depository shares for Pharmacia Corporation depository receipts. A taxable capital gain or a deductible capital loss will therefore arise as a result of the merger. A taxable capital gain or a deductible capital loss will also be realized by Swedish depository receipt holders when the depository receipts and the fractions of depository receipts of Pharmacia Corporation are sold.

     The merger entails no tax liability in the United States for holders of Swedish depository shares who are residents of Sweden for tax purposes.

     DEFERRED CAPITAL GAINS TAXATION

     At present, it is unclear if holders of Pharmacia & Upjohn Swedish depository shares can defer tax on capital gains in accordance with the provisions of Swedish tax law concerning deferred taxation of share exchanges as a result of the merger. Therefore, an application for an advance tax ruling with the Swedish Council for Advance Tax Rulings has been sought.

     TAXATION ON DIVIDENDS

     Dividends on depository receipts in Pharmacia Corporation will be treated in the same way as the dividends on depository shares in Pharmacia & Upjohn. Therefore, withholding tax will be withheld in the United States at a 15 percent rate. The gross dividend will also be taxable in Sweden at a 30 percent rate for individuals and at a 28 percent rate for corporations. If U.S. withholding tax has been withheld at the 15 percent rate, a Swedish preliminary tax of an additional 15 percent on dividends paid to individuals will be withheld by VPC, the Swedish Securities Register Center, or, where depository receipts are held by a nominee, by the nominee. It should be noted that there are new rules to take effect beginning in 2001 regarding reduction of the withholding tax directly at the source in the United States.

     NET WEALTH TAXATION

     When the shares of Pharmacia Corporation common stock underlying Pharmacia Corporation Swedish depository receipts are listed on the New York Stock Exchange, the Swedish depository receipts must be included in the taxable net wealth in Sweden at 80% of their quoted value at the end of the calendar year.

REGULATORY MATTERS RELATING TO THE MERGER

     ANTITRUST REVIEW

     Monsanto and Pharmacia & Upjohn believe that the merger promotes competition and is in the public interest in part because the combined company will be able to compete more effectively with larger pharmaceuticals companies than either Monsanto or Pharmacia & Upjohn could alone. However, there can be no assurance that the antitrust review process will move rapidly or that a challenge to the merger on antitrust grounds will not be made.

     U.S. ANTITRUST APPROVALS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated under the Hart-Scott-Rodino Act, the merger may not be consummated until notifications have been given and certain information and materials have been furnished to and reviewed by the Department of Justice and the Federal Trade Commission and specified waiting period requirements have been satisfied. On January 19, 2000, Monsanto and Pharmacia & Upjohn filed the premerger notification forms required by the Hart-Scott-Rodino Act with the DOJ and the FTC and the applicable waiting period under the Hart-Scott-Rodino Act expired at midnight on February 18, 2000. At any time prior to or after the consummation of the merger, the DOJ or the FTC could take action under the federal antitrust laws, including seeking to enjoin the merger or seeking conditions thereon. State antitrust authorities and private parties in certain circumstances may bring legal action under the antitrust laws seeking to enjoin the merger or impose conditions.

     EUROPEAN COMMUNITY APPROVAL

     On February 16, 2000, Monsanto notified the Commission of the European Community of the proposed merger in accordance with Council Regulation No. 4064/89 for reporting concentrations involving the European Community. The initial one-month period for the European Commission to review the proposed merger will expire on March 17, 2000. This initial one-month period can be extended for an additional two weeks if we offer commitments to the Commission in order to alleviate any of its serious doubts as to the merger's compatibility with the common market. At the conclusion of this period, the Commission will either declare the proposed merger compatible with the common market (in which case the merger may proceed) or initiate formal proceedings to investigate the proposed merger which must be concluded within four months.

     OTHER APPROVALS

     Pharmacia & Upjohn and Monsanto each conduct business outside the U.S. in countries that are not members of the European Union. The merger may require the review and approval of regulatory bodies in certain of these countries.

APPRAISAL RIGHTS

     Holders of Monsanto common stock and Pharmacia & Upjohn common stock do not have appraisal rights under Delaware law in connection with the merger.

     The holder of Pharmacia & Upjohn convertible perpetual preferred stock will have appraisal rights under Delaware law in connection with the merger. If such holder has not voted shares of Pharmacia & Upjohn convertible perpetual preferred stock in favor of the merger agreement, it has the right to demand appraisal of, and to be paid the fair market value for such shares of Pharmacia & Upjohn convertible perpetual preferred stock. The value of the Pharmacia & Upjohn convertible perpetual preferred stock for this purpose will exclude any element of value arising from the accomplishment or expectation of the merger. In order for the holder of Pharmacia & Upjohn convertible perpetual preferred stock to exercise its right to an appraisal, if any, such holder must deliver to Pharmacia & Upjohn a written demand for an appraisal of the shares of Pharmacia & Upjohn convertible perpetual preferred stock prior to the time the vote is taken on the merger at the Pharmacia & Upjohn meeting as provided by Delaware law. Annex K [not translated] to this document sets forth the pertinent provisions of Delaware law addressing appraisal rights. Simply voting against the merger will not be considered a demand for appraisal rights. If the holder of Pharmacia & Upjohn convertible perpetual preferred stock fails to deliver such a written demand prior to the time the vote is taken on the merger at the Pharmacia & Upjohn meeting to the corporate secretary of Pharmacia & Upjohn, Inc. at 100 Route 206 North, Peapack, New Jersey 07977, it will lose the right to an appraisal. In addition, if such holder votes shares of Pharmacia & Upjohn convertible perpetual preferred stock for adoption of the merger agreement, it will lose the right to an appraisal with respect to such shares. The preceding discussion is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by the provisions of Delaware law attached as Annex K [not translated] to this document.

FEDERAL SECURITIES LAWS CONSEQUENCES

     This document does not cover any resales of the common stock or convertible perpetual preferred stock of the combined company to be received by the stockholders of Pharmacia & Upjohn upon completion of the merger, and no person is authorized to make any use of this document in connection with any such resale.

     All shares of the common stock of the combined company received by Pharmacia & Upjohn stockholders in the merger will be freely transferable, except that shares of the common stock of the combined company received by persons who are deemed to be "affiliates" of Pharmacia & Upjohn under the Securities Act of 1933, as amended, at the time of the Pharmacia & Upjohn meeting may be resold by them only in transactions permitted by Rule 145 under the 1933 Act or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of Pharmacia & Upjohn for the above purposes generally include individuals or entities that control, are controlled by or are under common control with Pharmacia & Upjohn and include directors and executive officers of Pharmacia & Upjohn. The merger agreement requires that Pharmacia & Upjohn use its reasonable best efforts to cause each of such affiliates to deliver to Monsanto not less than 30 days prior to the effective time of the merger a written agreement to the effect that such persons will not offer, sell or otherwise dispose of any of the shares of Monsanto common stock issued to them in the merger in violation of the 1933 Act or the related SEC rules. In addition, Monsanto and Pharmacia & Upjohn have each agreed to use their reasonable best efforts to cause all of their respective "affiliates" for purposes of qualifying the merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations to enter into an agreement restricting such affiliates' ability to sell shares of Monsanto or Pharmacia & Upjohn for a period of time. Persons who may be deemed to be affiliates of Monsanto or Pharmacia & Upjohn for accounting purposes generally include individuals or entities that control, are controlled by or are under common control with Monsanto or Pharmacia & Upjohn, as applicable, and include directors and executive officers of the applicable company.

ACCOUNTING TREATMENT

     The merger is intended to qualify as a pooling of interests. The pooling of interests method of accounting assumes that the combining companies have been merged from inception, and the historical financial statements for periods prior to consummation of the merger are restated as though the companies had been combined from inception as required under United States generally accepted accounting principles.

     We expect that prior to the completion of the merger:

     - PricewaterhouseCoopers LLP will deliver to Pharmacia & Upjohn a letter stating that based upon discussions with officials of Pharmacia & Upjohn responsible for financial and accounting matters and information furnished to PricewaterhouseCoopers LLP, PricewaterhouseCoopers LLP concurs with Pharmacia & Upjohn management's conclusion that, as of the date of its letter, no conditions exist related to Pharmacia & Upjohn that would preclude Monsanto from accounting for the merger as a pooling of interests.

     - Deloitte & Touche LLP will deliver to Monsanto a letter stating that based upon discussions with officials of Monsanto responsible for financial and accounting matters and information provided to Deloitte & Touche LLP, including the letter provided by PricewaterhouseCoopers LLP to Pharmacia & Upjohn, Deloitte & Touche LLP concurs with Monsanto management's conclusions that the merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

     Monsanto and Pharmacia & Upjohn have agreed to use their reasonable best efforts to cause the merger to qualify as a pooling of interests. HOWEVER, THE COMPLETION OF THE MERGER IS NOT CONDITIONED ON THE MERGER QUALIFYING AS A POOLING OF INTERESTS.

STOCK EXCHANGE LISTINGS

     We have filed an application with the New York Stock Exchange to have the common stock of the combined company listed on the New York Stock Exchange under the ticker symbol "PHA". Monsanto and Pharmacia & Upjohn have agreed to use their reasonable best efforts to cause the Monsanto common stock to be listed on the Stockholm Stock Exchange.

MONSANTO CHARTER AMENDMENTS

     Approval of the Monsanto charter amendments is a condition to the merger. The Monsanto charter amendments must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Monsanto common stock. After approval, the Monsanto charter amendments will become effective upon the filing of a Certificate of Amendment in accordance with the Delaware General Corporation Law. However, the Monsanto charter amendments will not take effect unless, and until, the merger is consummated. This amended charter will be the certificate of incorporation of the combined company following the merger. A form of the Monsanto charter amendments is included as Annex H [not translated] to this document.

     NAME CHANGE

     The Monsanto charter amendments would amend Article I of the combined company's certificate of incorporation to change the name of the combined company to Pharmacia Corporation.

     INCREASE IN AUTHORIZED SHARES OF MONSANTO COMMON STOCK

     Monsanto must increase the number of authorized shares of Monsanto common stock in order to have a sufficient number of authorized shares to issue in the merger. The Monsanto board of directors believes that it is advisable to amend
Article IV of the Monsanto charter to increase the number of authorized shares of Monsanto common stock from 1,000,000,000 shares to 3,000,000,000 shares.

     As of February 17, 2000, of the 1,000,000,000 shares of Monsanto common stock authorized by the Monsanto charter, approximately 637.2 million shares were issued and outstanding (excluding approximately 209.7 million treasury shares), approximately 129.0 million shares were reserved for issuance upon exercise of options and 17,500,000 shares were reserved for issuance pursuant to Monsanto's 6.50% Adjustable Conversion-Rate Equity Security Units. Based upon the number of shares of Pharmacia & Upjohn stock outstanding on February 17, 2000, approximately 618.9 million shares of Monsanto common stock will be issued in the merger to holders of Pharmacia & Upjohn common stock, approximately 11.5 million shares of Monsanto common stock will be reserved for issuance upon conversion of the Monsanto convertible perpetual preferred stock that will be issued in the merger to holders of Pharmacia & Upjohn convertible perpetual preferred stock and approximately 38.2 million shares of Monsanto common stock will be reserved for issuance upon exercise of Pharmacia & Upjohn options then outstanding. If the Monsanto charter amendments are approved by the stockholders, approximately 1.5 billion shares of Monsanto common stock would be authorized, but unissued and not reserved for issuance.

     The Monsanto board of directors has concluded that this amount of authorized common stock will provide the combined company the necessary flexibility for actions it might wish to take relating to possible financing programs, acquisitions, mergers, employee benefit plans, stock splits and other corporate purposes without the expense and delay of a special stockholders' meeting to increase authorized capital.

     No further action or authorization by the combined company's stockholders would be necessary prior to issuance of the additional shares except as may be required by applicable law or regulatory agencies or by the rules of any stock exchange on which the combined company's securities may then be listed. For example, the New York Stock Exchange currently requires specific stockholder approval as a prerequisite to listing shares in several instances, including acquisition transactions where the issuance of shares could result in a 20% or greater increase in the number of shares of common stock outstanding. Other than in connection with the merger and pursuant to existing options, the 6.50% Adjustable Conversion-Rate Equity Security Units and Monsanto's rights agreement, Monsanto has no present agreements or commitments for the issuance of any of the additional shares that would be authorized by the amendment of
Article IV of Monsanto's charter.

     The proposed increase in the number of authorized shares of Monsanto common stock is not intended to impede a change of control. It should be noted, however, that the additional shares could be issued in connection with defending the combined company against a hostile takeover bid. The issuance of additional shares could have the effect of diluting earnings and book value of outstanding shares of common stock of the combined company, could be used to dilute the stock ownership of a person or entity seeking to obtain control of the combined company, or could result in a private placement with purchasers who might side with the board of directors of the combined company if it chose to oppose a specific change of control.

     MONSANTO PREFERRED STOCK

     The Monsanto charter amendments regarding preferred stock are proposed in order to permit the issuance of Monsanto convertible perpetual preferred stock that is substantially identical to the existing Pharmacia & Upjohn convertible perpetual preferred stock, which currently has 1,450 votes per share (which would increase to 1,725.5 votes per share following the merger) and $0.01 par value per share. See "Description of Monsanto Capital Stock -- Monsanto Preferred Stock" on page IV-5.

     The Monsanto charter amendments would amend Article IV of the Monsanto charter to change the par value of Monsanto's authorized preferred stock from no par value to $0.01 par value per share. The Monsanto charter amendments would further amend Article IV of the Monsanto charter to eliminate the requirement that preferred stock have no more than one vote per share.

     The elimination of the requirement that preferred stock have no more than one vote is not intended to impede a change of control of the combined company. It should be noted, however, that shares of super-voting preferred stock could be issued in connection with defending against a hostile takeover bid, which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

AMENDED AND RESTATED BYLAWS

     Pursuant to the merger agreement, the Monsanto board of directors will amend Monsanto's bylaws to implement certain governance arrangements consistent with a merger of equals. These amended bylaws will be the bylaws of the combined company. A form of the Amended and Restated Bylaws is included as Annex I to this document [not translated].

     The Amended and Restated Bylaws would, among other provisions, provide:

     - that if Mr. Fred Hassan is the chief executive officer of the combined company on the date that is 18 months after the effective time of the merger, he would become chairman of the board and chief executive officer of the combined company unless otherwise determined at that time by the affirmative vote of at least 80 percent of the board of directors of the combined company,

     - for a separate office of chief executive officer and would provide for certain customary responsibilities for such office,

     - that the board of directors of the combined company would have an executive committee, a compensation committee, a nominating committee and an audit committee, that the board of directors may designate additional committees and that each committee would consist of two or more directors,

     - that the executive committee consist of six members and that the chief executive officer and the chairman of the board be members,

     - that the nominating committee consist of four members, that the power of the board of directors of the combined company to nominate persons for election as directors be delegated to the nominating committee and that vacancies on the nominating committee would be filled with individuals appointed by the remaining directors on the nominating committee,

     - that the location of offices of the combined company may be determined from time to time by the board of directors of the combined company or as the business of the company may require, and

     - that meetings of stockholders be held at a location determined by the board of directors.

               INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER

     In considering the recommendations of Monsanto's board of directors and Pharmacia & Upjohn's board of directors with respect to the merger, stockholders of Monsanto and Pharmacia & Upjohn should be aware that the officers and directors of Monsanto and Pharmacia & Upjohn have interests in the merger that are different from, or in addition to, their interests as stockholders of Monsanto and Pharmacia & Upjohn generally. Monsanto's board of directors and Pharmacia & Upjohn's board of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement. One executive officer of Pharmacia & Upjohn, Mr. Fred Hassan, was also a member of Pharmacia & Upjohn's 12-person board of directors when that board approved the merger and he will become chief executive officer of the combined company. Three executive officers of Monsanto, Mr. Robert B. Shapiro, Mr. Hendrik A. Verfaillie, and Mr. Richard
U. De Schutter were also members of Monsanto's ten-person board of directors when the Monsanto board approved the merger. The three Monsanto executives will serve as directors and/or executives of the combined company, with Mr. Shapiro serving as non-executive chairman and Mr. De Schutter serving as senior executive vice president. Mr. Verfaillie will be chief executive officer of the agricultural business.

BOARD OF DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY

     We have agreed in the merger agreement that, as of the effective time of the merger, the board of directors of the combined company will have 18 members, consisting of nine persons designated by Monsanto and nine persons designated by Pharmacia & Upjohn. More information concerning the designees is provided under the heading "Additional Information Concerning the Designees to the Board of Directors" beginning on page I-40. All committees of the combined company's board of directors will initially be composed of an equal number of members designated by each of Monsanto and Pharmacia & Upjohn. The bylaws of the combined company will provide that only persons nominated by the nominating committee of the board of directors or by a stockholder will be eligible to be elected as directors.

     We have also agreed that Mr. Robert B. Shapiro, the chief executive officer and chairman of Monsanto, will become the chairman of the board of directors and Mr. Fred Hassan, chief executive officer of Pharmacia & Upjohn, will become the chief executive officer of the combined company. The bylaws of the combined company will provide that 18 months after the completion of the merger, Mr. Hassan, if he is then the chief executive officer of the combined company, will become the chairman of the board of directors of the combined company, unless otherwise determined at that time by the affirmative vote of 80% of the members of the board of directors. The parties intend that at the time of the completion of the merger, the twenty most senior executive positions in the combined company, excluding the chairman and the chief executive officer, will be held by ten executives of Monsanto and ten executives of Pharmacia & Upjohn.

     Pursuant to the merger agreement, the combined company will assume Pharmacia & Upjohn's employment agreement with Mr. Hassan. This agreement provides, among other things, that Mr. Hassan will serve as chief executive officer through November 30, 2004, and thereafter the agreement is subject to cancellation upon six months' prior notice by either party. Pursuant to his agreement, Mr. Hassan's annual compensation will consist, at a minimum, of a base salary of $1,200,000 per year. For the year 2000, Mr. Hassan is also eligible to receive an annual target bonus of up to 100% of his base salary depending on achievement of performance-based goals. Mr. Hassan's agreement also provides for welfare benefits, participation in company retirement and incentive plans, and his use of company-provided transportation for security reasons. Mr. Shapiro entered into an agreement with Monsanto in connection with the merger and will serve as chairman of the board of directors of the combined company for 18 months following the effective time of the merger and as a senior advisor for a term commencing at the effective time of the merger and concluding December 31, 2003. Mr. Shapiro's agreement includes annual compensation of $50,000 per year for his service as chairman, in addition to regular fees to serve as a member of the board, and $480,000 per year for his services as a senior advisor. Mr. Shapiro's agreement also provides that during the term of the agreement, Mr. Shapiro will receive health care benefits, secretarial services and security services, including company-provided transportation.

OTHER AGREEMENTS AND PLANS WITH RESPECT TO EXECUTIVE OFFICERS

     PHARMACIA & UPJOHN

     EMPLOYMENT AGREEMENTS

     In addition to the salary and bonus described above, the terms of Pharmacia & Upjohn's employment agreement with Mr. Hassan provide that all stock options granted to Mr. Hassan under the agreement (including Mr. Hassan's year 2000 annual stock option grant to purchase 350,000 shares under the Pharmacia & Upjohn, Inc. Long-Term Incentive Plan and an additional option grant to purchase 150,000 shares based on the performance of Pharmacia & Upjohn stock) vest and become fully exercisable as a result of the merger. Under the terms of the employment agreement, Mr. Hassan also received a grant of 200,000 restricted shares of Pharmacia & Upjohn stock, which will not vest as a result of the merger.

     STOCK OPTIONS AND INCENTIVE PLANS

     As a result of the merger, all outstanding options, stock appreciation rights, deferred shares and restricted stock grants awarded under the Pharmacia & Upjohn, Inc. Long-Term Incentive Plan, the Pharmacia & Upjohn, Inc. Equity Compensation Plan and the Pharmacia & Upjohn Directors Equity Compensation and Deferral Plan prior to the consummation of the proposed merger, whether or not fully vested, will, with regard to options, stock appreciation rights and deferred shares, accelerate, vest and become fully exercisable, and, will, with respect to restricted stock (except for restricted stock awarded to Mr. Hassan under his employment agreement), become unrestricted and freely transferable (including options and restricted stock awarded to Pharmacia & Upjohn directors), except as set forth in the affiliate agreements. Any option, stock appreciation right or deferred share that is not exercised before the date the merger becomes effective will be converted into an immediately exercisable right with respect to common stock of Monsanto following the merger, in a manner intended to maintain the aggregate intrinsic value of the converted options, stock appreciation rights or deferred shares. The number of shares of Monsanto stock to which any such converted award will pertain will equal the number of Pharmacia & Upjohn shares subject to such award multiplied by 1.19, and with respect to options and stock appreciation rights, the exercise price of such awards will be the current exercise price of such award divided by 1.19.

     The following table shows the number of unvested options and the estimated value of unvested options that will become exercisable and the number of shares of restricted stock which become unrestricted for executive officers of Pharmacia & Upjohn, assuming the merger is completed on June 30, 2000.

                                   NUMBER OF UNVESTED
                                   PHARMACIA & UPJOHN    AGGREGATE VALUE OF         NUMBER OF
NAME                                   OPTIONS(1)        UNVESTED OPTIONS(2)    RESTRICTED SHARES
----                               ------------------    -------------------    -----------------
F. Hassan(3).....................       $866,665             $7,730,652                    0
G.A. Ando........................        349,999              3,121,991                    0
T.G. Rothwell....................        247,297              2,205,889                7,300
C.J. Coughlin....................        223,332              1,992,121               25,000
C. Smith Cox.....................        192,631              1,718,269                    0
All other Pharmacia & Upjohn
  executive officers as a
  group..........................        413,658              3,689,829                    0

-------------------------

(1) Includes all options granted (including options to be granted in February
    2000) that will be unvested and outstanding on June 30, 2000 provided the merger has not occurred by that date.

(2) Grants valued using Black-Scholes value of $8.92/option. This is the value used in the 1999 proxy statement.

(3) Includes Performance Stock Option Award of 150,000 options.

     In anticipation of the merger, the board of directors of Pharmacia & Upjohn adopted a resolution that, for purposes of the Pharmacia & Upjohn Pension Plan, the merger would not be deemed to be a "change in control" (as defined in the pension plan).

     MONSANTO

     Change of Control Employment Agreements. Monsanto has entered into change of control employment agreements with each of its executive officers and certain other key executives. Each change of control agreement provides for the continuing employment of the executive after a "change of control" (including as a result of the consummation of the merger) on terms and conditions no less favorable than those in effect before the change of control. If the executive's employment is terminated by the company without "cause" or if the executive terminates his or her own employment for "good reason" (as each term is defined in the change of control employment agreement), the executive is entitled to severance benefits equal to a "multiple" of his or her annual compensation (including bonus and, in the case of Mr. Gary L. Crittenden and one other executive, long-term incentives) and continuation of certain benefits for a number of years equal to the multiple. The multiple is three for 24 executives and two for 7 other executives (or, in either case, the shorter number of years until the executive's normal retirement date). In addition, each of the executives entitled to a severance multiple of three is entitled to receive the severance benefits if he or she voluntarily terminates his or her own employment during the 30-day period beginning on the first anniversary of certain changes of control, including the merger. Moreover, the executives are entitled to an additional payment, if necessary, to make them whole as a result of any excise tax imposed by the Internal Revenue Code on certain change of control payments. Monsanto believes that no such additional payments will be necessary as a result of the merger. Finally, in the event that Mr. De Schutter's employment terminates other than for cause, he may become entitled to an additional severance amount of up to one half of the annual bonus payable to him by reason of outstanding performance and two times his annual compensation, pursuant to his termination retention agreement with Monsanto.

     As a result of ceasing to be the chief executive officer of Monsanto immediately following the merger, Mr. Shapiro will become entitled to receive the severance benefits provided for in his change of control employment agreement, including cash severance of approximately $7,020,000. If the employment of the other four most highly compensated executive officers of Monsanto were terminated immediately following the merger under circumstances entitling them to benefits under the change of control employment agreements, the approximate total cash severance benefit that would be paid under such agreements would be as follows: Mr. De Schutter $4,950,000; Mr. Gary L. Crittenden $8,400,000; Mr. Philip Needleman $5,100,000; and Mr. Verfaillie $4,800,000. The approximate maximum aggregate total cash amount that could be paid under such agreements to the other 11 executive officers of Monsanto who have change of control employment agreements under such circumstances would be approximately $32,206,000 (15 individuals who are not executive officers also have change of control employment agreements). Monsanto would also be responsible for continuing certain benefits and the additional excise tax-related payments described above, if applicable. Monsanto, however, currently believes that the aggregate amounts indicated above significantly exceed amounts that will actually be paid under such agreements.

     STOCK OPTIONS. In accordance with the terms of the applicable stock option agreements and except as described below, all Monsanto stock options will become exercisable at the effective time of the merger. In addition, for certain Monsanto stock options which were issued with exercise prices above the fair market value of Monsanto common stock on the date such options were issued, at the effective time of the merger, in accordance with their terms, the exercise price of such premium options will be reduced to equal the fair market value on the date of issuance. Purchased options and Year 2000 options granted in 1999 will be vested and exercisable on the later of the effective time of the merger or the date the employee-option holder pays the required purchase price through reduction of salary or by a direct payment. Employees who might otherwise forfeit the options they have not paid for if they terminate employment can complete payment within 30 days after termination and have their unvested purchased options and Year 2000 options vest. The following table indicates the number of Monsanto stock options for which exercisability will accelerate as a result of the merger, the value of such options, and the amount by which the exercise price of premium options will be reduced. The value of the Monsanto stock options for which exercisability will accelerate was calculated based on the difference between the per share exercise price and the closing price of Monsanto common stock on the NYSE Composite Transactions Tape on February 17, 2000 ($39.75) and assumes the effective time of the merger is no later than June 30, 2000.

                                                               VALUE OF OPTIONS
                                             NUMBER OF            FOR WHICH
                                         OPTIONS FOR WHICH      EXERCISABILITY       INCREASE IN
                                        EXERCISABILITY WILL        WILL BE            VALUE OF
                                          BE ACCELERATED        ACCELERATED(1)     PREMIUM OPTIONS
                                        -------------------    ----------------    ---------------
R. B. Shapiro.........................         425,988             $194,736          $21,623,500(2)
G. L. Crittenden......................         397,041                    0                    0
R. U. De Schutter.....................         174,305               85,193            2,441,825
P. Needleman..........................         185,479               76,677            1,832,500
H. A. Verfaillie......................         236,081               85,193            5,864,000
All other Monsanto executive officers
  as a group (11 persons).............       1,197,024              277,135           11,803,948

-------------------------
(1) These values exclude options having an exercise price above $39.75.

(2) Mr. Shapiro has indicated that he intends to donate a substantial portion of the increase in value of his premium options, when realized, to a charitable foundation for the benefit of communities in which Monsanto has major facilities.


     EXECUTIVE STOCK PURCHASE INCENTIVE PLAN. Thirty-four of Monsanto's senior management group participate in the Monsanto Executive Stock Purchase Incentive Plan ("ESPIP"), which permits executives to purchase Monsanto common stock with the proceeds of a full-recourse loan from Monsanto. The purchase loans are generally payable in three equal installments beginning on December 31, 2001, or over a three-year period following a change of control, including the merger. Executives who purchase stock through the ESPIP receive a deferred cash incentive award in the maximum amount of the full-recourse loan plus accrued interest. The participant receives up to two-thirds of the maximum award based on Monsanto's stock performance relative to that of a specified comparative stock index over a performance period which will end December 31, 2000 (the "Shareowner Return Incentive Award"), and up to one-third is based on continued employment with Monsanto over the performance period (the "Service Award"). In order to receive any Shareowner Return Incentive Award, Monsanto's shareowner return through the performance period must be above the 50th percentile of the index. In order for an executive to earn the maximum Shareowner Return Incentive Award, Monsanto's shareowner return through the performance period must be at or above the 75th percentile of the index.

     Under the ESPIP, following the merger, participating executives will be entitled to receive the full Service Award, of which 87.5% would have been vested as of May 31, 2000, even in the absence of the merger. Additionally, participating executives may be eligible to receive a Shareowner Return Incentive Award, calculated based upon performance through the tenth business day prior to the effective time of the merger. The following table shows the incremental cash payment under the ESPIP that will result from a change of control and that would not have been vested as of May 31, 2000 in the absence of a change of control and assumes, based upon the relative stock price performance of Monsanto and the relevant index through December 31, 1999, that no Shareowner Return Incentive Award will be payable.

                                                              INCREMENTAL CASH PAYMENT
                                                              ------------------------
R. B. Shapiro...............................................          $226,410
G. L. Crittenden............................................          $      0
R. U. De Schutter...........................................          $ 62,379
P. Needleman................................................          $ 25,157
H. A. Verfaillie............................................          $ 81,759
All other Monsanto executive officers as a group
 (11 persons)...............................................          $262,858

     RESTRICTED STOCK. Restricted Monsanto common stock is occasionally granted to Monsanto employees, usually in connection with job offers or to recognize significant accomplishments. At the effective time of the merger, the restrictions on all such shares previously awarded will lapse and the shares will become fully vested and no longer subject to forfeiture. As of February 17, 2000, executive officers of Monsanto owned a total of 47,410 restricted shares of Monsanto common stock, together with 2,400 shares of Solutia Inc. common stock issued with respect to such restricted shares when Monsanto spun off its chemical businesses in September 1997. The Solutia Inc. restricted shares are subject to the same restrictions as the restricted shares of Monsanto common stock. The restricted shares of Monsanto common stock (and the related restricted shares of Solutia Inc. common stock) will vest at the effective time of the merger. The aggregate value of such restricted shares on February 17, 2000 was $1,913,347, calculated based on the closing price of Monsanto common stock of $39.75 and Solutia Inc. common stock of $12.00, each as reported on the NYSE composite transactions tape on that date.

OWNERSHIP OF COMMON STOCK; STOCK OPTIONS

     As of February 17, 2000, directors and executive officers of Pharmacia & Upjohn beneficially owned an aggregate of 5,231,220 shares of Pharmacia & Upjohn common stock and no shares of Pharmacia & Upjohn convertible perpetual preferred stock, including options to purchase 1,733,844 shares of Pharmacia & Upjohn common stock exercisable within 60 days. Such shares of common stock collectively constitute approximately 1% of the outstanding shares of Pharmacia & Upjohn common stock.

     As of February 17, 2000, directors and executive officers of Monsanto beneficially owned an aggregate of approximately 11,256,001 shares of Monsanto common stock, including options to purchase 9,048,549 shares of Monsanto common stock exercisable within 60 days. Such shares of common stock collectively constitute fewer than 2% of the outstanding shares of Monsanto common stock.

ADDITIONAL INFORMATION CONCERNING THE DESIGNEES TO THE BOARD OF DIRECTORS

     Following the merger, the combined company's board of directors will have 18 members, consisting of nine individuals designated by Monsanto and nine individuals designated by Pharmacia & Upjohn. All committees of the combined company's board of directors will consist of an equal number of Monsanto and Pharmacia & Upjohn designees.

     PHARMACIA & UPJOHN DESIGNEES. The following current directors of Pharmacia & Upjohn are Pharmacia & Upjohn's designees for the combined company's board of directors. Certain of these directors were directors either of The Upjohn Company or Pharmacia Aktiebolag prior to the 1995 combination of Upjohn and Pharmacia.

     FRANK C. CARLUCCI, AGE 69, CHAIRMAN, THE CARLYLE GROUP, A MERCHANT
BANK. Mr. Carlucci served as U.S. Secretary of Defense from 1987 to 1989. Mr. Carlucci is currently on the board of directors of Ashland, Inc., Kaman Corporation, Neurogen Corporation, Northern Telecom Limited, The Quaker Oats Company, SunResorts, Ltd., N.V. and Texas Biotechnology Corporation. He also serves on the board of trustees for the nonprofit Rand Corporation. He had served as a director of Upjohn before the combination with Pharmacia.

     M. KATHRYN EICKHOFF, AGE 60, PRESIDENT, EICKHOFF ECONOMICS INCORPORATED, ECONOMIC CONSULTANTS. Ms. Eickhoff is the former associate director for Economic Policy, United States Office of Management and Budget. She also serves as a director of AT&T Corp., Tenneco Inc. and Fleet Bank, NA. Ms. Eickhoff is a member of several business organizations including the Conference of Business Economists, the Economic Club of New York and the National Association of Business Economists. She had served as a director of Upjohn before the combination with Pharmacia.

     FRED HASSAN, AGE 54, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF PHARMACIA & UPJOHN. Mr. Hassan had been Executive Vice President and a member of the board of directors of American Home Products Corporation immediately prior to joining Pharmacia & Upjohn in May 1997, and he had been senior vice president of American Home Products Corporation before that. He joined Pharmacia & Upjohn's board of directors in 1997.

     BERTHOLD LINDQVIST, AGE 61, FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER OF GAMBRO AB, A GLOBAL MEDICAL TECHNOLOGY COMPANY. Mr. Lindqvist is also a member of the board of directors of Gambro AB, Trelleborg AB, PLM AB, Munters AB and Securitas AB. Mr. Lindqvist is also a member of the Royal Swedish Academy of Sciences. He had served as a director of Pharmacia before the combination with Upjohn.


     OLOF LUND, AGE 69, FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER OF CELSIUS INDUSTRIER AB, A DEFENSE MANUFACTURING COMPANY. Mr. Lund is the chairman of Tieto-Enator Corp., SIAR Foundation and the Swedish Financial Accounting Standards Council, and is a member of the board of directors of FPG/AMFK, LKAB and the Federation of Swedish Industries. Mr. Lund is also a member of the Royal Academy of War Sciences. He had served as a director of Pharmacia before the combination with Upjohn.

     C. STEVEN MCMILLAN, AGE 54, PRESIDENT AND CHIEF OPERATING OFFICER OF SARA LEE CORPORATION, A CONSUMER GOODS COMPANY. Mr. McMillan previously held other management positions at Sara Lee before assuming his current position. Mr. McMillan is a member of the board of directors of Sara Lee Corporation and Illinova Corporation. He also serves on the boards of several not-for-profit and civic organizations. He joined Pharmacia & Upjohn's board of directors in 1998.

     WILLIAM U. PARFET, AGE 53, CO-CHAIRMAN OF MPI RESEARCH, LLC, A PRECLINICAL TOXICOLOGY AND CLINICAL PHARMACEUTICAL TESTING LABORATORY. Mr. Parfet assumed his current position in November 1995 and had previously served from October 1993 to January 1996 as president and chief executive officer of Richard Allan Medical Industries, a medical device manufacturer. Prior to that, he had served as vice chairman of the board of directors of Upjohn. Mr. Parfet serves as a member of the board of directors of CMS Energy Corporation, the Financial Accounting Foundation, Stryker Corporation and Sybron International. He had served as a director of Upjohn before the combination with Upjohn. From time to time, Pharmacia & Upjohn has retained MPI Research, LLC to conduct pre-clinical and clinical testing work for Pharmacia & Upjohn. In addition, MPI Research conducts pre-clinical and clinical testing work for independent entities with whom Pharmacia & Upjohn has contractual and business relationships. Mr. Parfet is the brother of Donald R. Parfet, senior vice president of Pharmacia & Upjohn.

     ULLA REINIUS, AGE 62, PRESIDENT OF U. REINIUS FINANSFAKTA AB, PUBLISHER AND FINANCIAL INFORMATION CONSULTANT. Ms. Reinius is also a member of the board of directors of the Swedish Association for Share Promotion and a member of the Ethical Advisory Board of the Swedish County Pension Funds and of the Swedish Royal Opera. She is a former member of the Swedish Government Ethical Committee. She had served as a director of Pharmacia before the combination with Upjohn.

     BENGT SAMUELSSON, M.D., AGE 65, PROFESSOR OF MEDICAL AND PHYSIOLOGICAL CHEMISTRY, AND, FORMERLY, PRESIDENT, KAROLINSKA INSTITUTE. Dr. Samuelsson was the Nobel Laureate in Physiology or Medicine in 1982 and is currently chairman of the Nobel Foundation. He is also a member of the board of directors of Svenska Handelsbanken, the Liposome Company and Nicox, S.A., Valboune, France. Dr. Samuelsson is a member of the Royal Swedish Academy of Sciences, the American Academy of Arts and Sciences, the Association of American Physicians, Adacemie des Sciences, Paris, the U.S. National Academy of Sciences, and the Royal Society, London. He had served as a director of Pharmacia before the combination with Upjohn. Pharmacia & Upjohn provides research grants and other business-related funding to the Karolinska institute.

     MONSANTO DESIGNEES. The following current directors of Monsanto are Monsanto's designees for the combined company's board of directors.

     RICHARD U. DE SCHUTTER, AGE 59, VICE CHAIRMAN AND CHIEF OPERATING OFFICER, MONSANTO. Chief administrative officer, Monsanto, since 1999; vice chairman, Monsanto, since 1997; president and chief executive officer, G.D. Searle & Co., since 1994; chief operating officer, G.D. Searle & Co., 1993-94; president, G.D. Searle & Co., 1991-93; chairman of international operations, G.D. Searle & Co., 1989-91; president of international operations, G.D. Searle & Co., 1986-89; corporate executive vice president, G.D. Searle & Co., 1985-86. Director:
Evanston Northwestern Healthcare board of directors; Northwestern University board of trustees; Pharmaceutical Research and Manufacturers of America.

     MICHAEL KANTOR, AGE 60, PARTNER, MAYER, BROWN & PLATT. Partner, Mayer, Brown & Platt, since 1997; U.S. Secretary of Commerce, 1996-97; U.S. Trade Representative, 1993-96; national chairman for the Clinton/Gore Campaign, 1992; partner, Manatt, Phelps, Phillips and Kantor, 1975-92.

     GWENDOLYN S. KING, AGE 59, RETIRED SENIOR VICE PRESIDENT, CORPORATE AND PUBLIC AFFAIRS, PECO ENERGY COMPANY. Senior vice president, Corporate and Public Affairs, PECO Energy Company (formerly Philadelphia Electric Company), 1992-98; commissioner, Social Security Administration, 1989-92. Director: Eric Indemnity Co.; Lockheed Martin Corp.; Marsh & McLennan Companies, Inc.

     PHILIP LEDER, AGE 65, CHAIRMAN, DEPARTMENT OF GENETICS, HARVARD MEDICAL SCHOOL, AND SENIOR INVESTIGATOR, HOWARD HUGHES MEDICAL INSTITUTE. Chairman, Department of Genetics, Harvard Medical School, since 1980; John Emory Andrus Professor of Genetics since 1980; senior investigator, Howard Hughes Medical Institute, since 1986. Director: Genome Therapeutics Corporation. Trustee: The General Hospital Corporation; The Hadassah Medical Organization; Massachusetts General Hospital; The Charles A. Revson Foundation.

     JACOBUS F.M. PETERS, AGE 68, RETIRED CHAIRMAN OF THE EXECUTIVE BOARD AND CHIEF EXECUTIVE OFFICER, AEGON N.V. Chairman of the Executive Board and chief executive officer, AEGON N.V., 1984-93. Director: Kleinwort Endowment Policy Trust Plc. Chairman of Supervisory Board: Bank Dutch Municipalities. Member of Supervisory Board: AEGON N.V.; Amsterdam Company for Town Restoration Ltd.; Gilde Investment Funds; KEMA; Randstad Holding N.V.; SAMAS Group N.V.; United Flower Auctions Aalsmeer.

     JOHN S. REED, AGE 60, CHAIRMAN AND CO-CHIEF EXECUTIVE OFFICER, CITIGROUP INC. Chairman and co-chief executive officer, Citigroup Inc., since 1998. Chairman and chief executive officer Citicorp and Citibank, N.A., 1984-98.
Director: Citigroup Inc.; Philip Morris Companies, Inc. Member: The Business Council.

     JOHN E. ROBSON, AGE 69, SENIOR ADVISOR, ROBERTSON STEPHENS INC. Senior advisor, Robertson Stephens Inc., since 1993; distinguished faculty fellow, Yale University School of Management and Visiting Fellow, The Heritage Foundation, 1993; deputy secretary of the U.S. Department of the Treasury, 1989-92; dean, Emory University Business School, 1986-89; president and chief executive officer, G.D. Searle & Co., 1985-86; executive vice president and chief operating officer, G.D. Searle & Co., 1978-85. Director:
Northrop Grumman Corp.; ProLogis Trust (formerly Security Capital Industrial Trust (REIT)); Horizon Pharmaceutical Company.

     WILLIAM D. RUCKELSHAUS, AGE 67, PRINCIPAL, MADRONA INVESTMENT GROUP
L.L.C. Principal, Madrona Investment Group L.L.C., since 1996; chairman, Browning-Ferris Industries, Inc., 1995-99; chairman and chief executive officer, Browning-Ferris Industries, Inc., 1988-95; of counsel, Perkins Coie, 1985-88; administrator, Environmental Protection Agency, 1983-85. Director: Coinstar, Inc.; Cummins Engine Co., Inc.; Nordstrom, Inc.; Solutia Inc.; Weyerhaeuser Company.

     ROBERT B. SHAPIRO, AGE 61, CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
MONSANTO. Chairman and chief executive officer, Monsanto, since 1997; chairman, president and chief executive officer, Monsanto, 1995-97; president and chief operating officer, Monsanto, 1993-95; executive vice president and advisory director, Monsanto, and president, The Agricultural Group of Monsanto, 1990-93.
Director: Citigroup Inc.; NorthWestern Memorial Hospital; Silicon Graphics, Inc.; Rockwell International Corporation. Trustee: Washington University.
Member: The Business Council; American Society of Corporate Executives; The Business Roundtable.

                              THE MERGER AGREEMENT

     The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement dated as of December 19, 1999, as amended by Amendment No. 1 dated as of February 18, 2000, which is incorporated by reference and attached as Annex A [not translated].

STRUCTURE OF THE MERGER

     Under the merger agreement, a newly formed Monsanto subsidiary will merge into Pharmacia & Upjohn so that Pharmacia & Upjohn becomes a wholly owned subsidiary of the combined company.

TIMING OF CLOSING

     The closing of the merger will take place on the second business day after all closing conditions set forth in the merger agreement have been satisfied or waived, unless Monsanto and Pharmacia & Upjohn agree to a different date. We expect that immediately upon the closing of the merger, we will file a certificate of merger with the Secretary of State of the State of Delaware. The effective time of the merger will either be the time the certificate of merger is filed, or at such later time as may be specified in the certificate of merger.

MERGER CONSIDERATION

     The merger agreement provides that each share of Pharmacia & Upjohn common stock outstanding immediately prior to the effective time of the merger will at the effective time be converted into 1.19 shares of common stock of the combined company. However, any shares of Pharmacia & Upjohn common stock issued and owned or held by Pharmacia & Upjohn or Monsanto or any of their subsidiaries will be canceled without any payment for those shares.

     In addition, each outstanding share of Pharmacia & Upjohn convertible perpetual preferred stock (other than shares as to which appraisal rights have been exercised) will, at the effective time, be converted into one share of convertible perpetual preferred stock of the combined company having, to the extent possible, terms identical to those of the Pharmacia & Upjohn convertible perpetual preferred stock.

     The combined company will not issue any fractional shares in the merger. Holders of Pharmacia & Upjohn common stock who would otherwise receive fractional shares will instead receive a cash payment based upon the value of such fractional shares of the common stock of the combined company.

     As a result of the merger, all shares of Pharmacia & Upjohn common stock and convertible perpetual preferred stock will no longer be outstanding and shall be canceled.

TREATMENT OF PHARMACIA & UPJOHN STOCK OPTIONS

     At the effective time, each outstanding option granted by Pharmacia & Upjohn to purchase shares of Pharmacia & Upjohn common stock will be converted into an immediately exercisable option with respect to common stock of the combined company following the merger, in a manner intended to maintain the aggregate intrinsic value of the converted options. The number of shares of common stock of the combined company which any such converted award will pertain to will equal the number of Pharmacia & Upjohn shares subject to such award multiplied by 1.19, and the exercise price of such award will be the current exercise price of such award divided by 1.19.

     Any other stock-based award already granted by Pharmacia & Upjohn under its employee or directors plans or arrangements prior to the effective time will be converted, as of the effective time, into similar stock-based awards of the combined company, adjusted as appropriate to preserve the award's intrinsic value. Pursuant to their terms, all Pharmacia & Upjohn stock-based awards outstanding at the effective time will vest and become immediately exercisable or, in the case of restricted stock grants other than 200,000 restricted shares of common stock granted to Mr. Hassan, become freely transferrable upon the occurrence of the merger. For additional information on the Pharmacia & Upjohn stock-based awards, see "Interests of Officers and Directors in the Merger" on page I-35.

EXCHANGE OF CERTIFICATES

     Monsanto will appoint an exchange agent to handle the exchange of Pharmacia & Upjohn stock certificates for stock certificates of the combined company in the merger and the payment of cash for fractional shares that would otherwise have been issued pursuant to the merger. Soon after the effective time of the merger, the exchange agent will send to each former Pharmacia & Upjohn stockholder a letter of transmittal to be used to exchange Pharmacia & Upjohn stock certificates for shares of the combined company (which will be in uncertificated book-entry form unless a physical certificate is requested) and to receive cash instead of any fractional shares. The letter of transmittal will contain instructions explaining the procedure for surrendering Pharmacia & Upjohn stock certificates. YOU SHOULD NOT RETURN ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

     Holders of Pharmacia & Upjohn stock who surrender their stock certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration. Holders of unexchanged shares of Pharmacia & Upjohn stock will not be entitled to receive any dividends or other distributions payable by the combined company after the effective time of the merger until they surrender their stock certificates in accordance with the exchange agent's instructions.

     Stockholders of Monsanto will not be required to exchange their Monsanto certificates as a result of the merger. At the effective time, these certificates will automatically represent an equal number of shares in the combined company.

THE BOARD OF THE COMBINED COMPANY AND RELATED MATTERS

     BOARD OF DIRECTORS OF THE COMBINED COMPANY. Monsanto and Pharmacia & Upjohn have agreed to take the necessary action so that, as of the effective time of the merger, the board of directors of the combined company will consist of 18 members, nine of whom will be designated by Monsanto and nine of whom will be designated by Pharmacia & Upjohn. In addition, each board committee will initially have an equal number of members designated by each of Monsanto and Pharmacia & Upjohn.

     CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMBINED COMPANY. The merger agreement provides that, as of the effective time of the merger, Mr. Robert B. Shapiro, chairman and chief executive officer of Monsanto, will serve as the chairman of the board of directors of the combined company and that Mr. Fred Hassan, president and chief executive officer of Pharmacia & Upjohn, will serve as chief executive officer of the combined company. If Mr. Hassan is still chief executive officer of the combined company 18 months after the merger, he will then become chairman of the board, unless otherwise determined at that time by the affirmative vote of 80% of the members of the board of directors of the combined company. If Mr. Shapiro is not the chief executive officer of Monsanto and/or Mr. Hassan is not the chief executive officer of Pharmacia & Upjohn, in each case immediately prior to the merger, we have agreed to use our reasonable best efforts to agree upon an individual or individuals to replace Mr. Shapiro and/or Mr. Hassan as chairman and/or chief executive officer, as the case may be.

     EXECUTIVE OFFICERS OF THE COMBINED COMPANY. We agreed in the merger agreement that it is our intention that the twenty most senior positions of the combined company, excluding the chairman and the chief executive officer, will be held by ten executives from each of Monsanto and Pharmacia & Upjohn.

     HEADQUARTERS OF THE COMBINED COMPANY. We agreed in the merger agreement that it is our intention that following the effective time of the merger the principal corporate offices of the combined company and the headquarters of its pharmaceuticals business will be located in Peapack, New Jersey and that the headquarters of its agribusiness will be in St. Louis, Missouri.

     NAME OF THE COMBINED COMPANY. We agreed in the merger agreement that the name of the combined company will be Pharmacia Corporation.

INTENDED AGRIBUSINESS IPO

     The merger agreement includes a description of our plans with respect to Monsanto's agribusiness unit. It states that our intention is that as promptly as practicable following the merger, the combined company will reorganize the agribusiness unit under the Monsanto name as a direct or indirect subsidiary and sell up to 19.9% of that subsidiary by means of an initial public offering of its common stock to be listed on the New York Stock Exchange. At the time of the agribusiness initial public offering, we intend that the agribusiness subsidiary will have a sound capital structure.

COVENANTS

     We have each undertaken to perform certain covenants in the merger agreement. The principal covenants are as follows:

     NO SOLICITATION. Except as described below, we have agreed that each of us and our subsidiaries will not directly or indirectly, or through our officers or directors will not, and we will use our reasonable best efforts to cause each of our, and our subsidiaries', employees, agents and representatives, not to, solicit, initiate, encourage or knowingly facilitate any inquiries or proposals relating to an "acquisition proposal," as defined below, or participate in any discussions or negotiations regarding any acquisition proposal. This prohibition on solicitation and facilitation precludes, among other things, us from furnishing confidential information to any other person relating to an acquisition proposal.

     An "acquisition proposal" is:

     - any purchase or sale of assets of Monsanto or Pharmacia & Upjohn or any one of our subsidiaries, valued at 10% or more of the market capitalization of such party or any purchase or sale of, or tender or exchange for 10% or more of any equity securities of Monsanto or Pharmacia & Upjohn; or

     - any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation or dissolution or similar transaction involving Monsanto or Pharmacia & Upjohn, other than a proposal made by the other party or its affiliate.

     However, in response to an unsolicited bona fide written acquisition proposal to acquire either company, the company which receives such acquisition proposal may:

     - furnish any information to any person making such acquisition proposal;

     - participate in discussions or negotiations regarding such acquisition proposal; and

     - recommend approval of such acquisition proposal and withdraw the recommendation to approve this merger.

     In order for either company to engage in any of the above activities in response to the unsolicited acquisition proposal:

     - its meeting of stockholders must not have occurred;

     - in order to furnish information or participate in discussions or negotiations as described above, its board of directors must conclude in good faith that the acquisition proposal could reasonably be expected to result in a "superior proposal";

     - in order to recommend approval of such acquisition proposal or withdraw its recommendation as described above, its board of directors must conclude in good faith that the acquisition proposal constitutes a "superior proposal";

     - prior to providing any information or data to any person in connection with an acquisition proposal, it receives from that person an executed confidentiality agreement containing terms at least as stringent as the terms contained in the confidentiality agreement we entered into before signing the merger agreement; and

     - prior to providing any information or data to any person or entering into discussions or negotiations with any person, it notifies the other party.

     Neither company is prevented from taking and disclosing to its stockholders its position with respect to an acquisition proposal in order to comply with Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934.

     Each company has also agreed:

     - to terminate any discussions or negotiations with any parties regarding acquisition proposals that were being conducted at the time the merger agreement was signed and to request that any party possessing confidential information about one of us in connection with any such acquisition proposal return or destroy all such information; and

     - to promptly keep the other party informed of the status and terms of any proposals, offers, discussions or negotiations related to a bona fide unsolicited written acquisition proposal.

     A "superior proposal" for Monsanto or Pharmacia & Upjohn, as applicable, is a written proposal made by a third party for:

     (1) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving it, as a result of which either:

          (A) its stockholders before the transaction cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction, or the ultimate parent entity of the surviving entity; or

          (B) the individuals comprising its board of directors before the transaction do not constitute a majority of the board of directors of that ultimate parent entity;

     (2) a sale, lease, exchange, transfer or other disposition of at least 50% of the assets of it and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions; or

     (3) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of its common stock, whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise, other than a merger, consolidation, share exchange, business combination, tender or exchange offer or other transaction upon the consummation of which such party's stockholders would in the aggregate beneficially own greater than 60% of the voting securities of such person;

which is otherwise on terms which its board of directors in good faith concludes, after consultation with its financial advisors and outside counsel, after taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, would, if consummated, result in a transaction that is more favorable to its stockholders, from a financial point of view, than the merger between Monsanto and Pharmacia & Upjohn, and is reasonably capable of being completed.

     BOARD OF DIRECTORS' COVENANT TO RECOMMEND. We have agreed that each of our respective boards of directors will, subject to its fiduciary duties under applicable law and its right to pursue certain types of bona fide written unsolicited acquisition proposals that it receives, recommend to our respective stockholders the adoption of the merger agreement in the case of Pharmacia & Upjohn and the approval of the issuance of shares in the merger and of the Monsanto charter amendments in the case of Monsanto, and will not, subject to its fiduciary duties under applicable law and its right to pursue certain types of bona fide written unsolicited acquisition proposals that it receives, withdraw, modify or materially qualify in a manner adverse to the other company its recommendation, or to take any action or make any statement in connection with its stockholders' meeting that is materially inconsistent with its recommendation.

     STOCKHOLDERS' MEETINGS. We have each agreed, as promptly as reasonably practicable, to convene meetings of our stockholders to consider and vote upon adoption of the merger agreement in the case of Pharmacia & Upjohn and the approval of the issuance of shares in the merger and of the Monsanto charter amendments in the case of Monsanto, and to prepare appropriate proxy statements for such meetings. We have also agreed to use our reasonable best efforts to have the registration statement for the shares to be issued in the merger declared effective by the SEC.

     OPERATIONS OF THE TWO COMPANIES PENDING CLOSING. We have each agreed to restrictions on our activities until either the effective time of the merger or the termination of the merger agreement. In general, we are required to conduct our business in the usual, regular and ordinary course in all material respects, in substantially the same manner as previously conducted, and to use all reasonable efforts to preserve intact our present lines of business, maintain our rights and franchises and preserve our relationships with third parties with the intention that our ongoing businesses shall not be impaired in any material respect. An exception to this covenant is the ability of Monsanto to divest certain of its nutrition and consumer businesses. Each of us has agreed to specific restrictions that prohibit us from:

     - entering into any new material lines of business or incurring or committing to any capital expenditures or obligations or liabilities in connection with any new material line of business beyond specified amounts;

     - declaring or paying dividends in excess of $0.03 per share of Monsanto common stock per quarter, $0.27 per share of Pharmacia & Upjohn common stock per quarter, and $629.69 per share of Pharmacia & Upjohn Series A convertible perpetual preferred stock per quarter or making other distributions in respect of our capital stock;

     - splitting, combining or reclassifying our capital stock or issuing securities in respect of, in lieu of or in substitution for our capital stock;

     - repurchasing or redeeming our capital stock, except in the ordinary course of business consistent with past practice in connection with our respective employee benefit plans;

     - issuing, delivering or selling or entering into any agreement to issue, deliver or sell, any shares of our capital stock or other voting securities, or any securities convertible into or exercisable into capital stock or other voting securities, other than in connection with our benefit plans or in connection with the exercise of options or other stock awards or stock option agreements or in connection with permitted acquisitions or in connection with certain issuances by our subsidiaries;

     - amending our certificates of incorporation, bylaws or other governing documents (other than pursuant to the merger agreement);

     - making acquisitions of, or investments in, other entities beyond specified amounts;

     - disposing of assets, other than inventory in the ordinary course consistent with past practice and certain of Monsanto's nutrition and consumer businesses, beyond specified amounts;

     - making loans, advances, capital contributions or investments in any other person other than certain intercompany loans, or pursuant to existing obligations or in the ordinary course consistent with past practice and not in excess of specified amounts;

     - incurring debt, other than under existing agreements or in the ordinary course consistent with past practice;

     - taking actions that would prevent or impede the merger from qualifying as a pooling of interests for accounting purposes or as a reorganization for tax purposes;

     - increasing the compensation of any director or executive officer or materially increasing employee benefits or adopting any material new employee benefit plan or making any material contribution, other than regularly scheduled contributions, to a benefit plan, other than in the ordinary course consistent with past practice or as required by an existing agreement;

     - changing our accounting methods except as may be required by changes in generally accepted accounting principles;

     - changing our fiscal year or making any material tax election other than in the ordinary course consistent with past practice;

     - entering into any agreement or arrangement that limits or restricts us from engaging or competing in any line of business or geographic area if that resulting restriction would have a material adverse effect on the combined company and its subsidiaries, taken together, after the merger;

     - amending our respective stockholder rights plans to make them inapplicable to any transaction, or redeeming the rights issued under those plans other than to permit another transaction that the applicable company's board has determined is a superior proposal to be consummated after termination of the merger agreement; and

     - making any contributions to any grantor trust or other funding arrangement for any non-qualified deferred compensation that is considered "unfunded" for purposes of ERISA.

     REASONABLE BEST EFFORTS COVENANT. We have agreed to use our reasonable best efforts to take all actions and do all things necessary or advisable under applicable laws to complete the merger and the other transactions contemplated by the merger agreement as soon as practicable. This cooperation may include selling, holding separately or otherwise disposing of assets, or conducting business in a specified manner, in response to the requirements imposed by antitrust authorities. Neither of us will be required for any reason to sell, hold separate or otherwise dispose of assets, or to conduct its business in a specified manner, if such action is not conditioned on closing the merger or would reasonably be expected to have a material adverse effect on the combined company after the merger.

     EMPLOYEE MATTERS. We have agreed that the combined company will honor all Monsanto and Pharmacia & Upjohn benefit plans and related funding arrangements in accordance with their respective terms and will interpret those plans in accordance with the respective past practices of Monsanto and Pharmacia & Upjohn.

     During the period from the merger to December 31, 2001, we do not intend the combined company to reduce base salary, annual bonus opportunities or long-term incentive opportunities for our employees, except as otherwise determined by the board of directors or compensation committee of the combined company.

     In addition, from the effective time of the merger until December 31, 2001, the combined company will provide employee benefits to the employees and former employees of Monsanto and Pharmacia & Upjohn that are in the aggregate no less favorable to those provided to them under existing benefit plans at Monsanto or Pharmacia & Upjohn, excluding equity and equity-based compensation. In particular, the combined company will provide severance pay and benefits to its employees whose employment terminates on or before December 31, 2001, in accordance with the following:

     - with respect to employees who are employed by Monsanto immediately before the merger, not less favorable than those provided under the applicable Monsanto employee benefit plan; and

     - with respect to employees who are employed by Pharmacia & Upjohn immediately before the merger, not less favorable than those provided under the applicable Pharmacia & Upjohn employee benefit plan.

     With respect to any employee benefit plans in which any employees of the combined company first become eligible to participate on or after the merger occurs, and in which they did not participate prior to the merger, the combined company will:

     - waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of the combined company who may be eligible to participate, except to the extent such pre-existing conditions, exclusions and waiting periods would apply under the analogous Monsanto or Pharmacia & Upjohn benefit plan;

     - provide each employee of the combined company with credit for any co-payments and deductibles paid prior to the merger to the same extent such credit was given under the analogous Monsanto or Pharmacia & Upjohn employee benefit plan before the merger; and

     - recognize all service of employees of the combined company with Pharmacia & Upjohn and Monsanto for all purposes (including eligibility, vesting, entitlement, and, except with respect to defined benefit pension plans, benefit accrual) in any new benefit plan of the combined company in which those employees may be eligible to participate after the merger, to the extent that service is taken into account under the applicable plan of the combined company.

     We have agreed to take all steps necessary or appropriate to amend any of our grantor trusts so that no contributions to those trusts are required to be made as a result of or in connection with the merger. We have also agreed to take all steps necessary to cause our defined benefit pension plans not to contain "change of control" provisions that would become effective upon the merger.

     PAYMENT OF DIVIDENDS PENDING THE MERGER. We have agreed to coordinate declaring dividends and the related record dates and payment dates so that Monsanto and Pharmacia & Upjohn stockholders do not receive two dividends, or fail to receive one dividend, for any single calendar quarter.

     NYSE AND STOCKHOLM STOCK EXCHANGE LISTING. Monsanto has agreed to use its reasonable best efforts to cause common stock of the combined company to be listed on the NYSE and the Stockholm Stock Exchange.

     INSURANCE AND INDEMNIFICATION. After it becomes a wholly-owned subsidiary of the combined company, Pharmacia & Upjohn is obligated to (and the combined company is obligated to cause Pharmacia & Upjohn to):

     - indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Pharmacia & Upjohn and its subsidiaries, to the same extent those persons are currently indemnified or have the right to advancement of expenses, for acts or omissions occurring on or before the merger;

     - cause Pharmacia & Upjohn's certificate of incorporation and bylaws to include, for a period of six years after the merger, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses; and

     - cause to be maintained for a period of six years after the merger the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by Pharmacia & Upjohn, or policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured, with respect to claims arising from facts or events that occurred on or before the merger. Pharmacia & Upjohn will not be required to expend in any one year an amount in excess of 200% of its current annual premiums for this insurance.

     EXPENSES. We have each agreed to pay our own costs and expenses incurred in connection with the merger and the merger agreement. We will, however, share equally the expenses incurred in connection with the filing with the SEC of this document and the related registration statement and the costs associated with the printing and mailing of this document. If the merger is consummated, the surviving corporation will pay all property or transfer taxes imposed on Pharmacia & Upjohn or its subsidiaries.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains substantially reciprocal representations and warranties made by each of us to the other. The representations and warranties relate to:

     - corporate existence, qualification to conduct business and corporate standing and power;

     - ownership of subsidiaries;

     - capital structure;

     - corporate authority to enter into, and carry out the obligations under, the merger agreement and enforceability of the merger agreement;

     - absence of a breach of the certificate of incorporation, bylaws, law or material agreements as a result of the merger;

     - filings with the SEC;

     - financial statements;

     - information supplied for use in this joint proxy statement/prospectus;

     - board of directors approval;

     - votes required for approval;

     - litigation;

     - compliance with laws;

     - absence of certain changes or events;

     - environmental matters;

     - intellectual property matters;

     - payment of fees to finders or brokers in connection with the merger agreement;

     - opinions of financial advisors;

     - accounting matters;

     - tax matters;

     - restrictive contracts; and

     - employee benefits.

     In addition, we also represented to each other that our respective stockholder rights plans are not applicable to the merger, the merger agreement and the stock option agreements. The merger agreement also contains representations and warranties relating to the wholly owned subsidiary of Monsanto that will be merged into Pharmacia & Upjohn, including due organization, corporate authorization, non-contravention and no prior business activities.

     The representations and warranties contained in the merger agreement do not survive the effective time of the merger.

CONDITIONS

     Each of our respective obligations to complete the merger are subject to the satisfaction or waiver of various conditions, the most significant of which are:

     - the adoption of the merger agreement by Pharmacia & Upjohn stockholders, and the approval of the issuance of common stock and preferred stock in the merger and amendments to the Monsanto certificate of incorporation by Monsanto stockholders;

     - the absence of any law, order or injunction prohibiting completion of the merger or which otherwise would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken together, after the merger;

     - the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, which expired on February 18, 2000;

     - the approval of the merger by the Commission of the European Community;

     - the receipt of all other governmental and regulatory consents, approvals and authorizations necessary for the merger and the issuance of common stock and preferred stock in the merger, unless not obtaining those consents or approvals would not reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken together, after the merger;

     - the approval for listing on the NYSE of the common stock of the combined company to be issued in the merger, subject to official notice of issuance;

     - the SEC having declared effective the Monsanto registration statement for the common stock of the combined company to be issued in the merger;

     - the representations and warranties contained in the merger agreement of the other company being true and correct in all material respects on the date of the merger agreement and the date of the merger as if they were made on that date, except to the extent that those representations and warranties speak as of another date;

     - the other company having adequately performed or complied with its obligations and covenants contained in the merger agreement;

     - the receipt of an opinion of each company's counsel that the merger will qualify as a reorganization for federal tax purposes and that each of Monsanto, Monsanto's merger subsidiary and Pharmacia & Upjohn will be a party to the reorganization; and

     - no event having occurred which would trigger a distribution under the other company's stockholder rights plan.

     Additionally, Pharmacia & Upjohn does not have to complete the merger unless:

     - nine of its designees have been elected to the board of directors of the combined company;

     - the persons appointed as non-executive chairman of the combined company and chief executive officer of the combined company are reasonably acceptable to Monsanto and Pharmacia & Upjohn; and

     - the combined company's corporate governing instruments, as amended in accordance with the merger agreement, are in effect.

TERMINATION OF THE MERGER AGREEMENT

     TERMINATION BY MONSANTO OR PHARMACIA & UPJOHN. Either one of us, by action of our respective boards of directors, may terminate the merger agreement and abandon the merger at any time prior to the merger if:

     (a) both of us agree to terminate effective by mutual written consent (and it being agreed that neither one of us is allowed to unreasonably withhold its consent to a termination request of the other party if any of its representations or warranties or covenants that are conditions to the merger in the merger agreement would not reasonably be expected to be satisfied prior to December 31, 2000, through the exercise of its reasonable best efforts);

     (b) the merger has not been completed by December 31, 2000, provided that the terminating party's failure to fulfill any obligation under the merger agreement is not the cause of the merger not being completed;

     (c) a court order or ruling of another governmental entity permanently prohibiting the completion of the merger becomes final and non-appealable, provided that the terminating party shall have used its reasonable best efforts to avoid or remove such prohibition;

     (d) a court or another governmental entity fails to issue an order or ruling that is necessary to effect the merger and the denial of a request to issue such an order or ruling becomes final and non-appealable, provided that the terminating party shall have used its reasonable best efforts to obtain such order or ruling;

     (e) either company's stockholders fail to approve the proposals contained in this document at the applicable stockholders' meetings; or

     (f) either company's board of directors makes an adverse change in its recommendations to its stockholders regarding the merger.

     TERMINATION BY MONSANTO. Monsanto, by action of its board of directors, may terminate the merger agreement and abandon the merger at any time prior to the merger if:

     (a) prior to the Pharmacia & Upjohn stockholders' meeting the board of directors of Pharmacia & Upjohn approves or recommends a superior proposal by a third party;

     (b) prior to its stockholders' meeting and after providing Pharmacia & Upjohn three business days to negotiate a revised transaction with it, the board of directors of Monsanto concludes, after taking into account any proposals by Pharmacia & Upjohn, that it has received a superior proposal; or

     (c) a stock acquisition date has occurred under the Pharmacia & Upjohn stockholder rights plan, which will generally occur if a third party acquires 15% or more of Pharmacia & Upjohn's outstanding voting stock.

     TERMINATION BY PHARMACIA & UPJOHN. Pharmacia & Upjohn, by action of its board of directors, may terminate the merger agreement and abandon the merger at any time prior to the merger if:

     (a) prior to the Monsanto stockholders' meeting the board of directors of Monsanto approves or recommends a superior proposal by a third party;

     (b) prior to its stockholders' meeting and after providing Monsanto three business days to negotiate a revised transaction with it, the board of directors of Pharmacia & Upjohn concludes, after taking into account any proposals by Monsanto, that it has received a superior proposal; or

     (c) a share acquisition date has occurred under the Monsanto stockholder rights plan, which will generally occur if a third party acquires 20% or more of Monsanto's outstanding voting stock.

FEES AND EXPENSES PAYABLE BECAUSE OF A TERMINATION OF THE MERGER AGREEMENT

     FEES PAYABLE BY PHARMACIA & UPJOHN RELATING TO TERMINATION.

     - Pharmacia & Upjohn has agreed to pay Monsanto an alternate transaction fee of $575 million if:

        - either party terminates the merger agreement because the merger has not been completed by December 31, 2000, and (1) there exists a business combination proposal with respect to Pharmacia & Upjohn at any time prior to December 31, 2000, (2) an intentional material breach by Pharmacia & Upjohn of the merger agreement following the occurrence of that business combination proposal materially contributed to the failure to complete the merger on or prior to December 31, 2000, and (3) within 12 months of the termination of the merger agreement, Pharmacia & Upjohn enters into a business combination or an agreement to enter into a business combination;

        - either party terminates the merger agreement because the stockholders of Pharmacia & Upjohn have failed to adopt the merger agreement at the Pharmacia & Upjohn stockholders' meeting and (1) on or prior to the date of the meeting of Pharmacia & Upjohn stockholders a business combination proposal with respect to Pharmacia & Upjohn has been publicly announced or otherwise communicated to the board of directors of Pharmacia & Upjohn, and (2) within 12 months of the termination of the merger agreement, Pharmacia & Upjohn enters into a business combination or an agreement to enter into a business combination;

        - Monsanto terminates the merger agreement because prior to Pharmacia & Upjohn's stockholders' meeting the board of directors of Pharmacia & Upjohn approved or recommended a superior proposal by a third party;

        - Pharmacia & Upjohn terminates the merger agreement after providing Monsanto three business days to negotiate a revised transaction with it, and the board of directors of Pharmacia & Upjohn concludes, after taking into account any proposals by Monsanto, that it has received a superior proposal from a third party;

        - either party terminates the merger agreement because prior to the Pharmacia & Upjohn stockholders' meeting, the board of directors of Pharmacia & Upjohn has adversely changed its recommendation and (1) on or prior to that change a business combination proposal relating to Pharmacia & Upjohn has been publicly announced or otherwise communicated to the board of directors of Pharmacia & Upjohn, and (2) within 12 months of the termination, Pharmacia & Upjohn enters into a business combination or an agreement to enter into a business combination; or

        - Monsanto terminates the merger agreement because a stock acquisition date has occurred under the Pharmacia & Upjohn stockholder rights plan, which will generally occur if a third party acquires 15% or more of Pharmacia & Upjohn's outstanding voting stock.

        - Pharmacia & Upjohn has also agreed to pay Monsanto a termination fee of $250 million if either party terminates the merger agreement because the board of directors of Pharmacia & Upjohn has adversely changed its recommendation of the merger. This termination fee is not payable if Monsanto is in material breach of the merger agreement at the time of the adverse change. This termination fee is not payable if the $575 million alternate transaction fee is also payable, and any payment of this $250 million termination fee will be credited against any $575 million alternate transaction fee that subsequently becomes payable.

     FEES PAYABLE BY MONSANTO RELATING TO TERMINATION.

     - Monsanto has agreed to pay Pharmacia & Upjohn an alternate transaction fee of $575 million if:

        - either party terminates the merger agreement because the merger has not been completed by December 31, 2000, and (1) there exists a business combination proposal with respect to Monsanto at any time prior to December 31, 2000, (2) an intentional material breach by Monsanto of the merger agreement following the occurrence of that business combination proposal materially contributed to the failure to complete the merger on or prior to December 31, 2000, and (3) within 12 months of the termination of the merger agreement, Monsanto enters into a business combination or an agreement to enter into a business combination;

        - either party terminates the merger agreement because the stockholders of Monsanto have failed to approve the issuance of Monsanto stock or the proposed amendments to Monsanto's certificate of incorporation at the Monsanto stockholders' meeting and (1) on or prior to the date of the meeting of Monsanto stockholders a business combination proposal with respect to Monsanto has been publicly announced or otherwise communicated to the board of directors of Monsanto and (2) within 12 months of the termination of the merger agreement, Monsanto enters into a business combination or an agreement to enter into a business combination;

        - Pharmacia & Upjohn terminates the merger agreement because prior to Monsanto's stockholders' meeting the board of directors of Monsanto approved or recommended a superior proposal by a third party;

        - Monsanto terminates the merger agreement after providing Pharmacia & Upjohn three business days to negotiate a revised transaction with it, and the board of directors of Monsanto concludes, after taking into account any proposals by Pharmacia & Upjohn, that it has received a superior proposal from a third party;

        - either party terminates the merger agreement because prior to Monsanto's stockholders' meeting the board of directors of Monsanto has adversely changed its recommendation and (1) on or prior to that change a business combination proposal relating to Monsanto has been publicly announced or otherwise communicated to the board of directors of Monsanto, and (2) within 12 months of the termination, Monsanto enters into a business combination or an agreement to enter into a business combination; or

        - Pharmacia & Upjohn terminates the merger agreement because a share acquisition date has occurred under the Monsanto stockholder rights plan, which will generally occur if a third party acquires 20% or more of Monsanto's outstanding voting stock.

     - Monsanto has also agreed to pay Pharmacia & Upjohn a termination fee of $250 million if either party terminates the merger agreement because the board of directors of Monsanto has adversely changed its recommendation of the merger. This termination fee is not payable if Pharmacia & Upjohn is in material breach of the merger agreement at the time of the adverse change. This termination fee is not payable if the $575 million alternate transaction fee is also payable, and any payment of this $250 million termination fee will be credited against any $575 million alternate transaction fee that subsequently becomes payable.

AMENDMENTS, EXTENSIONS AND WAIVERS

     The merger agreement may be amended by action of the board of directors of the parties at any time before or after the stockholders' meetings. All amendments to the merger agreement must be in writing signed by each party.

     At any time prior to the effective time of the merger, any party to the merger agreement may, to the extent legally allowed:

     - extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

     - waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement; and

     - waive compliance by the other parties with any of the agreements or conditions contained in the merger agreement.

     All extensions and waivers must be in writing and signed by the party against whom the waiver is to be effective.

                            STOCK OPTION AGREEMENTS

     The following summary of the stock option agreements is qualified by reference to the complete text of the stock option agreements, which are incorporated by reference and attached as Annex B and Annex C [not translated].

THE STOCK OPTIONS

     At the same time we entered into the merger agreement, we also entered into reciprocal stock option agreements. Under the terms of the stock option granted by Monsanto to Pharmacia & Upjohn, Pharmacia & Upjohn may purchase up to 94,774,810 shares of Monsanto common stock (representing approximately 14.9% of the outstanding Monsanto common stock as of December 17, 1999) at an exercise price of $41.75 per share. Under the terms of the stock option granted by Pharmacia & Upjohn to Monsanto, Monsanto may purchase up to 77,388,932 shares of Pharmacia & Upjohn common stock (representing approximately 14.9% of the outstanding Pharmacia & Upjohn common stock as of December 17, 1999) at an exercise price of $50.25 per share. These exercise prices represent our closing stock prices on December 17, 1999, the last trading day prior to the execution of the merger agreement and the stock option agreements. The terms of these stock option agreements are substantially identical and are summarized below.

WHEN THE STOCK OPTIONS MAY BE EXERCISED

     Each of us can exercise the option granted to it, in whole or in part, at any time after the occurrence of an event which would entitle it to receive a full termination fee of $575 million under the merger agreement and prior to termination of the option. See "The Merger Agreement -- Fees and Expenses Payable Because of a Termination of the Merger Agreement."

     The right to exercise the option terminates upon the earliest to occur of the following circumstances:

     - the merger is completed;

     - six months after the option first becomes exercisable;

     - termination of the merger agreement under circumstances which cannot result in the option holder becoming entitled to receive termination fees of $575 million or more from the other party;

     - the option holder receives $635 million, less any termination fee received by the option holder, for the repurchase of the option; and

     - twelve months after termination of the merger agreement under circumstances which could result in the option holder becoming entitled to receive an aggregate termination fee of $575 million upon the occurrence of a subsequent event.

ELECTION TO REPURCHASE OPTIONS

     If a stock option becomes exercisable, the option holder may, as to all or part of the shares of common stock subject to the option, elect to receive a cash payment from the option grantor. This cash payment would terminate the option holder's right to purchase those shares of common stock upon the exercise of the option. The cash to be paid per share would be equal to the difference between the exercise price of the option and the higher of:

     - the highest price per share proposed to be paid by any other person in connection with an acquisition proposal; and

     - the average closing price of the stock for the ten trading days preceding the date that the election to receive cash is exercised.

     If a stock option becomes exercisable, the party granting the option may elect to repurchase the option from the option holder for a cash payment. This cash payment would terminate the option holder's right to purchase those shares upon the exercise of the option. The cash to be paid per share would be computed the same as if the option holder had elected to receive cash for the option.

LIMITATION ON TOTAL PROFIT

     Each of the stock option agreements provides that the total profit that a party is permitted to receive under the option agreement and the termination provisions of the merger agreement cannot exceed $635 million in the aggregate.

EFFECT OF STOCK OPTION AGREEMENTS

     The option agreements may have the effect of making an acquisition or other business combination of either company by or with a third party more costly because of the need in any transaction to acquire any shares issued pursuant to the option agreement or because of any cash payments made pursuant to the option agreement. Moreover, we believe that, if the option granted by either Monsanto or Pharmacia & Upjohn becomes exercisable, it is likely to hinder other parties from attaining pooling-of-interests accounting treatment under U.S. generally accepted accounting principles in any merger or business combination transaction with that company for the following two years.

     The option agreements may therefore discourage certain third parties from proposing an alternative transaction to the current merger proposed by us, including one that might be more favorable from a financial point of view to the stockholders of Monsanto or Pharmacia & Upjohn, as the case may be, than the merger.

     The boards of directors of the companies considered the impact of the option agreements on potential third-party acquirors in their approval of the merger agreement and the option agreements; see "Background of the Merger" on page I-20 and "Our Reasons for the Merger; Recommendations of Our Boards of Directors" on page I-24, for a more complete description of the factors considered by each board.

                                  CHAPTER TWO
                             FINANCIAL INFORMATION

                     MARKET PRICE AND DIVIDEND INFORMATION

     Monsanto's common stock and Pharmacia & Upjohn's common stock are listed on the NYSE under the symbols "MTC" and "PNU", respectively. In addition, Swedish Depositary Shares, each representing one share of Pharmacia & Upjohn common stock, are traded on the Stockholm Stock Exchange under the symbol "PH&U." The following table shows, for the calendar quarters indicated, based on published financial sources, the high and low last reported closing prices per share of each company's common stock as reported on the New York Stock Exchange Composite Transaction Tape and the cash dividends declared per share of each of Monsanto and Pharmacia & Upjohn common stock. In addition, the table shows, for the calendar quarters indicated, the corresponding prices of Pharmacia & Upjohn's Swedish Depositary Shares on the Stockholm Stock Exchange.

                                                                       PHARMACIA & UPJOHN
                         MONSANTO COMMON STOCK(1)                         COMMON STOCK
                       ----------------------------   -----------------------------------------------------
                                                                                            STOCKHOLM
                                   NYSE                           NYSE                   STOCK EXCHANGE
                       ----------------------------   ----------------------------    ---------------------
                        HIGH       LOW     DIVIDEND    HIGH       LOW     DIVIDEND      HIGH         LOW
                       -------   -------   --------   -------   -------   --------    --------     --------
                                                                                        (SEK PER SWEDISH
                                                                                      DEPOSITARY SHARE)(2)
1997
First Quarter........   42.250    34.750     0.15      41.125    35.750     0.27        301.5        263.5
Second Quarter.......   46.500    37.000     0.16      36.875    27.500     0.27        284.0        219.0
Third Quarter........   52.313    36.375     0.16      38.625    33.938     0.27        304.5        266.5
Fourth Quarter(3)....   45.750    38.000     0.03      37.500    28.875     0.27        292.0        230.5
1998
First Quarter........   53.063    38.313     0.03      45.875    33.750     0.27        351.0        272.5
Second Quarter.......   60.375    51.313     0.03      46.688    38.250     0.27        367.0        301.0
Third Quarter........   63.938    50.500     0.03      51.688    40.438     0.27        407.5        334.0
Fourth Quarter.......   55.875    33.750     0.03      57.250    44.875     0.27        454.0        357.0
1999
First Quarter........   50.750    37.375     0.03      63.813    51.875     0.27        528.0        418.0
Second Quarter.......   50.125    38.250     0.03      66.375    51.563     0.27        543.0        441.5
Third Quarter........   45.438    32.750     0.03      59.563    46.375     0.27        504.0        394.0
Fourth Quarter.......   47.500    33.563     0.03      60.688    43.500     0.27        501.0        381.5
2000
First Quarter
  (through February
  17, 2000)..........   42.750    34.250     0.03      53.438    43.500     0.27(4)     457.0        360.0

-------------------------

(1) Stock prices and dividend amounts are not restated to reflect the spinoff of Monsanto's chemical business on September 1, 1997.

(2) On February 17, 2000, the noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = SEK 8.6800.

(3) In the fourth quarter of 1997, following the spinoff of Monsanto's chemical business, the Monsanto board of directors reevaluated Monsanto's dividend policy and reduced the quarterly dividend on Monsanto common stock from $0.16 per share to $0.03 per share.

(4) In addition, on February 11, 2000, the board of directors of Pharmacia & Upjohn declared a cash dividend of $0.25 per share payable on May 1, 2000 to holders of record of Pharmacia & Upjohn common stock as of March 30, 2000.

     On December 17, 1999, the last full trading day prior to the announcement of the signing of the merger agreement, the last reported closing prices per share of Monsanto and Pharmacia & Upjohn common stock were $41.75 and $50.25, respectively. The market value for a share of Pharmacia & Upjohn common stock calculated on an equivalent per share basis as if the merger had been completed on December 17, 1999, would have been $49.68, which is the per share closing price of the Monsanto common stock on that day multiplied by the exchange ratio for the merger. On February 17, 2000, the most recent practicable date prior to the mailing of this document, the last reported closing prices per share of Monsanto and Pharmacia & Upjohn common stock were $39.75 and $49.81, respectively. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE MERGER.

     The merger agreement allows each of Monsanto and Pharmacia & Upjohn to continue to pay dividends in a manner consistent with its past practice. Pharmacia & Upjohn's current regular quarterly dividend is $0.27 per share of Pharmacia & Upjohn common stock, or $1.08 per share on an annual basis. Monsanto's current regular quarterly dividend is $.03 per share of Monsanto common stock, or $0.12 per share on an annual basis. The combined company's dividend policy will be set by its board of directors. One alternative that the combined company's board of directors could pursue is to set an initial dividend rate approximately equal to the average of Monsanto's and Pharmacia & Upjohn's current regular dividend rates, so that the aggregate amount of dividends paid by the combined company is approximately the same as the aggregate amount of dividends paid by Monsanto and Pharmacia & Upjohn. The amount of dividends will depend on a number of factors, including the combined company's financial condition, capital requirements, results of operations, future business prospects and other factors that the company's board of directors may deem relevant.

                                MONSANTO COMPANY

                            SELECTED FINANCIAL DATA

     The table below shows selected historical financial information for Monsanto as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 and has been prepared using the audited consolidated financial statements of Monsanto. The information as of and for the nine months ended September 30, 1999 has been prepared using the unaudited condensed consolidated financial statements of Monsanto. This information is only a summary, and you should read it in conjunction with Monsanto's historical financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the annual reports, quarterly reports and other information on file with the Securities and Exchange Commission. See "Where You Can Find More Information" on page V-1.

                                     NINE MONTHS
                                        ENDED                   YEAR ENDED DECEMBER 31,
                                    SEPTEMBER 30,   -----------------------------------------------
                                        1999        1998(1)   1997(2)   1996(3)   1995(4)   1994(5)
                                    -------------   -------   -------   -------   -------   -------
                                          (AMOUNTS IN MILLION $ EXCEPT PER SHARE INFORMATION)
OPERATING RESULTS:
Net Sales.........................       6,804        7,237     6,058    4,862     4,165     3,639
Income (Loss) from Continuing
  Operations......................         457         (131)      149      279       386       350
Income (Loss) from Discontinued
  Operations(6)...................          69         (119)      321      106       353       272
Net Income (Loss)(7)..............         506         (250)      470      385       739       622
Ratio of Earnings to Fixed
  Charges.........................        3.08         0.77      1.58     3.92      4.89      4.86
PER SHARE INFORMATION:
Income (Loss) from Continuing
  Operations -- Basic.............        0.72        (0.22)     0.26     0.48      0.68      0.61
Net Income (Loss) -- Basic........        0.80        (0.41)     0.80     0.66      1.30      1.09
Income (Loss) from Continuing
  Operations -- Diluted...........        0.70        (0.22)     0.24     0.47      0.67      0.63
Net Income (Loss) -- Diluted......        0.78        (0.41)     0.77     0.64      1.27      1.06
Dividends per share(8)............       0.090        0.120     0.500    0.588     0.540     0.494
FINANCIAL POSITION (AT END OF
  PERIOD):
Total Assets......................      15,983       16,385    10,517    8,619     8,008     6,537
Long-Term Debt....................       5,961        6,259     1,979    1,608     1,667     1,405
Shareowners' Equity...............       5,243        4,986     4,104    3,690     3,732     2,948

-------------------------

(1) Loss from continuing operations for 1998 included $610 million, or $1.01 per share, for restructuring and special charges, write-offs for acquired in-process research and development (R&D), and charges for the cancellation of DEKALB stock options.

(2) Income from continuing operations for 1997 included $404 million, or $0.66 per share, for the write-off of acquired in-process R&D.

(3) Income from continuing operations for 1996 included restructuring and other unusual charges of $226 million, or $0.38 per share, associated with the closure or rationalization of certain facilities, asset write-offs, and work force reductions.

(4) Income from continuing operations for 1995 included restructuring expenses and other unusual items of $63 million, or $0.11 per share.

(5) Income from continuing operations for 1994 included a net aftertax gain for restructuring and other unusual items of $20 million, or $0.03 per share.

(6) Includes the operations of the styrenics plastics business, chemicals businesses, and the alginates business prior to their disposition in 1995, 1997 and 1999, respectively. The operations of the artificial sweeteners and biogums businesses have also been included for all periods presented as a result of management's decision during 1999 to exit these businesses.

(7) Net income for the nine months ended September 30, 1999 included a $20 million loss, or $0.03 per share, for a cumulative effect of a change in accounting principle.

(8) The quarterly common stock dividend was reduced from $0.16 per share to $0.03 per share in the first quarter of 1997.

                            PHARMACIA & UPJOHN, INC.

                            SELECTED FINANCIAL DATA

     The table below shows selected historical financial information for Pharmacia & Upjohn. The historical financial information as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 has been prepared using the audited consolidated financial statements of Pharmacia & Upjohn. The information as of and for the nine months ended September 30, 1999 and 1998 has been prepared using the unaudited condensed consolidated financial statements of Pharmacia & Upjohn. This information is only a summary, and you should read it in conjunction with Pharmacia & Upjohn's historical financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the annual reports, quarterly reports and other information on file with the Securities and Exchange Commission. See "Where You Can Find More Information" on page V-1.

                                               NINE MONTHS
                                                  ENDED
                                              SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                            -----------------   -----------------------------------------------
                                            1999(2)   1998(2)   1998(2)   1997(2)   1996(2)   1995(2)   1994(2)
                                            -------   -------   -------   -------   -------   -------   -------
                                                    (AMOUNTS IN MILLION $ EXCEPT PER SHARE INFORMATION)
OPERATING RESULTS:
  Net sales...............................    5,310     4,909     6,758     6,586     7,176     6,949     6,704
  Income from Continuing
     Operations...........................      589       509       631       258       550       733       824
  Income from Discontinued
     Operations...........................       --        --        --        --        --        --         2
  Net Income..............................      589       509       631       258       550       733       826
PER SHARE INFORMATION:
  Income from Continuing
     Operations -- Basic..................     1.12      0.97      1.20      0.48      1.04      1.41      1.60
  Net Income -- Basic.....................     1.12      0.97      1.20      0.48      1.04      1.41      1.60
  Income from Continuing Operations --
     Diluted..............................     1.09      0.95      1.17      0.48      1.03      1.39      1.57
  Net Income -- Diluted...................     1.09      0.95      1.17      0.48      1.03      1.39      1.57
  Dividends declared per share(3).........     0.81      0.81      1.08      1.08      1.08      0.27        --
FINANCIAL POSITION (AT END OF PERIOD):
  Total Assets............................   10,458    10,308    10,343    10,457    11,259    11,536    10,984
  Long-Term Debt(1).......................      339       565       513       651       823       870       953
  Shareowners' Equity.....................    5,548     5,659     5,596     5,578     6,313     6,446     5,637

-------------------------

(1) Includes guarantee of ESOP debt. See Note 11 to the audited annual consolidated financial statements incorporated by reference herein.

(2) Consolidated amounts for all periods presented have been restated retroactively for the effects of the August 1999 merger with SUGEN, Inc., which was accounted for as a pooling of interests.

(3) Separate dividend information for Pharmacia AB and The Upjohn Company prior to the November 1995 merger date has not been presented because this information would not be meaningful.

                 MONSANTO COMPANY AND PHARMACIA & UPJOHN, INC.

                           COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)

     Set forth below are the net income, cash dividends and book value per common share data separately for Monsanto and Pharmacia & Upjohn on a historical basis, for the combined company on a pro forma combined basis and on a pro forma combined basis per Pharmacia & Upjohn equivalent share. The exchange ratio for the business combination is 1.19 shares of common stock of the combined company for each share of Pharmacia & Upjohn common stock.

     The pro forma data for the combined company was derived by combining the historical consolidated financial information of Monsanto and Pharmacia & Upjohn using the pooling of interests method of accounting for business combinations as described under "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page II-8.

     The Pharmacia & Upjohn equivalent share pro forma information shows the effect of the merger from the perspective of an owner of Pharmacia & Upjohn common stock. The information was computed by multiplying the combined company's pro forma per share information by the exchange ratio of 1.19.

     You should read the information below together with our historical financial statements and related notes contained in the annual reports and other information that we have filed with the SEC and incorporated by reference. See "Where You Can Find More Information" on page V-1. The unaudited pro forma combined data below is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

                                               AS OF AND FOR
                                                 THE NINE
                                               MONTHS ENDED    AS OF AND FOR THE YEAR
                                               SEPTEMBER 30,     ENDED DECEMBER 31,
                                               -------------   ----------------------
                                               1999    1998     1998    1997    1996
                                               -----   -----   ------   -----   -----
MONSANTO HISTORICAL PER COMMON SHARE DATA:
  Basic earnings per share -- continuing
     operations............................     0.72    0.47    (0.22)   0.26    0.48
  Diluted earnings per share -- continuing
     operations............................     0.70    0.45    (0.22)   0.24    0.47
  Dividends per common share...............     0.09    0.09     0.12    0.50    0.59
  Book value per common share..............     8.26      --     7.93      --      --
PHARMACIA & UPJOHN HISTORICAL PER COMMON
  SHARE DATA:
  Basic earnings per share -- continuing
     operations............................     1.12    0.97     1.20    0.48    1.04
  Diluted earnings per share -- continuing
     operations............................     1.09    0.95     1.17    0.48    1.03
  Dividends per common share...............     0.81    0.81     1.08    1.08    1.08
  Book value per common share..............    10.71      --    10.81      --      --



                                               AS OF AND FOR
                                                 THE NINE
                                               MONTHS ENDED    AS OF AND FOR THE YEAR
                                               SEPTEMBER 30,     ENDED DECEMBER 31,
                                               -------------   ----------------------
                                               1999    1998     1998    1997    1996
                                               -----   -----   ------   -----   -----
UNAUDITED PRO FORMA COMBINED
  Basic earnings per share -- continuing
     operations............................     0.83    0.64     0.40    0.33    0.68
  Diluted earnings per share -- continuing
     operations............................     0.81    0.62     0.39    0.32    0.67
  Dividends per common share(1)............
  Book value per common share..............     8.56      --     8.43      --      --
UNAUDITED PRO FORMA COMBINED PER PHARMACIA
  & UPJOHN EQUIVALENT SHARE:
  Basic earnings per share -- continuing
     operations............................     0.99    0.76     0.48    0.39    0.81
  Diluted earnings per share -- continuing
     operations............................     0.96    0.74     0.46    0.38    0.80
  Dividends per common share(1)............
  Book value per common share..............    10.19      --    10.03      --      --

---------------
(1) Monsanto's current regular quarterly dividend is $0.03 per share of common stock ($0.12 per share annualized) and is subject to future approval and declaration of the board of directors of Monsanto. Pharmacia & Upjohn's current regular quarterly dividend is $0.27 per share of common stock ($1.08 per share annualized) and is subject to future approval and declaration by the board of directors of Pharmacia & Upjohn. The combined company's dividend policy will be set by its board of directors. One alternative that the combined company's board of directors could pursue is to set an initial dividend rate approximately equal to the average of Monsanto's and Pharmacia & Upjohn's current regular dividend rates, so that the aggregate amount of dividends paid by the combined company is approximately the same as the aggregate amount of dividends paid by Monsanto and Pharmacia & Upjohn. The amount of dividends will depend on a number of factors, including the combined company's financial condition, capital requirements, results of operations, future business prospects and other factors that the company's board of directors may deem relevant.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

     The following information has been provided to aid you in your analysis of the financial aspects of the merger. This information was derived from the audited consolidated financial statements of each of Monsanto and Pharmacia & Upjohn for the years 1996 through 1998 and the unaudited condensed consolidated financial statements of each of Monsanto and Pharmacia & Upjohn for the nine months ended September 30, 1999. The information is only a summary and should be read together with the historical financial statements and related notes contained in the annual reports and quarterly reports and other information that we have filed with the SEC and incorporated by reference.

POOLING OF INTERESTS ACCOUNTING TREATMENT

     The merger is expected to be accounted for as a "pooling of interests." This means that, for accounting and financial reporting purposes, the companies will be treated as if they had always been combined. We have presented unaudited pro forma condensed combined financial information that reflects the pooling of interests method of accounting to provide a picture of what the businesses might have looked like had they always been combined. The pro forma condensed combined statements of income and pro forma condensed combined statement of financial position were prepared by combining the historical amounts of each company. The companies may have performed differently had they always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have occurred or the future results that will occur after the merger.

PERIODS COVERED

     The following unaudited pro forma condensed combined statement of financial position as of September 30, 1999, is presented as if the merger had occurred on September 30, 1999. The unaudited pro forma condensed combined statements of income for the nine months ended September 30, 1999, and for the years ended December 31, 1998, 1997 and 1996, are presented as if the companies had always been merged.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                                  (UNAUDITED)
              (AMOUNTS IN MILLION $ EXCEPT PER SHARE INFORMATION)

                                            HISTORICAL
                                      ----------------------
                                                 PHARMACIA &    PRO FORMA    PRO FORMA
                                      MONSANTO     UPJOHN      ADJUSTMENTS   COMBINED
                                      --------   -----------   -----------   ---------
Net Sales...........................    6,804       5,310                      12,114
Costs, Expenses and Other:
  Cost of Goods Sold................    2,450       1,421                       3,871
  Selling, General and
     Administrative Expenses........    2,107       2,019                       4,126
  Research and Development..........    1,008       1,050                       2,058
  Amortization of Intangible
     Assets.........................      259          68                         327
  Restructuring, Merger and Special
     Charges........................       10          32                          42
  Interest Expense..................      287          41                         328
  Interest Income...................      (30)        (54)                        (84)
  Other (Income) Expense, net.......       13        (111)                        (98)
                                       ------      ------                     -------
Income from Continuing Operations
  Before Income Taxes...............      700         844                       1,544
Income Tax Expense..................      243         255                         498
                                       ------      ------                     -------
Income from Continuing Operations...      457         589                       1,046
                                       ======      ======                     =======
Earnings from continuing operations
  per common share:
  Basic.............................     0.72        1.12                        0.83
  Diluted...........................     0.70        1.09                        0.81
Weighted average shares outstanding:
  Basic.............................    632.6       517.2          98.3       1,248.1
  Diluted...........................    648.6       534.5         101.6       1,284.7

See accompanying notes to unaudited pro forma condensed combined financial information.

            PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (LOSS)
                          YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)
              (AMOUNTS IN MILLION $ EXCEPT PER SHARE INFORMATION)

                                            HISTORICAL
                                      ----------------------
                                                 PHARMACIA &    PRO FORMA    PRO FORMA
                                      MONSANTO     UPJOHN      ADJUSTMENTS   COMBINED
                                      --------   -----------   -----------   ---------
Net Sales...........................    7,237       6,758                      13,995
Costs, Expenses and Other:
  Cost of Goods Sold................    2,912       2,031                       4,943
  Selling, General and
     Administrative Expenses........    2,129       2,552                       4,681
  Research and Development..........    1,308       1,234                       2,542
  Acquired In-Process Research and
     Development....................      402           0                         402
  Amortization and Adjustment of
     Intangible Assets..............      286          98                         384
  Restructuring, Merger and Special
     Charges........................      153          92                         245
  Interest Expense..................      210          26                         236
  Interest Income...................      (47)        (92)                       (139)
  Other Income, net.................      (31)       (160)                       (191)
                                       ------      ------                     -------
Income (Loss) from Continuing
  Operations Before Income Taxes....      (85)        977                         892
Income Tax Expense..................       46         346                         392
                                       ------      ------                     -------
Income (Loss) from Continuing
  Operations........................     (131)        631                         500
                                       ======      ======                     =======
Earnings (loss) from continuing
  operations per common share:
  Basic.............................    (0.22)       1.20                        0.40
  Diluted...........................    (0.22)       1.17                        0.39
Weighted average shares outstanding:
  Basic.............................    603.5       517.5          98.4       1,219.4
  Diluted...........................    603.5       534.0         129.6       1,267.1

See accompanying notes to unaudited pro forma condensed combined financial information.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
              (AMOUNTS IN MILLION $ EXCEPT PER SHARE INFORMATION)

                                            HISTORICAL
                                      ----------------------
                                                 PHARMACIA &    PRO FORMA    PRO FORMA
                                      MONSANTO     UPJOHN      ADJUSTMENTS   COMBINED
                                      --------   -----------   -----------   ---------
Net Sales...........................    6,058       6,586                      12,644
Costs, Expenses and Other:
  Cost of Goods Sold................    2,382       2,047                       4,429
  Selling, General and
     Administrative Expenses........    1,745       2,642                       4,387
  Research and Development..........    1,049       1,246                       2,295
  Acquired In-Process Research and
     Development....................      633           0                         633
  Amortization of Intangible
     Assets.........................      121         107                         228
  Restructuring, Merger and Special
     Charges........................        0         316                         316
  Interest Expense..................      135          33                         168
  Interest Income...................      (45)       (113)                       (158)
  Other Income, net.................      (89)       (127)                       (216)
                                      -------    --------                    --------
Income from Continuing Operations
  Before Income Taxes...............      127         435                         562
Income Tax Expense (Benefit)........      (22)        177                         155
                                      -------    --------                    --------
Income from Continuing Operations...      149         258                         407
                                      =======    ========                    ========
Earnings from continuing operations
  per common share:
  Basic.............................     0.26        0.48                        0.33
  Diluted...........................     0.24        0.48                        0.32
Weighted average shares outstanding:
  Basic.............................    590.2       516.0          98.0       1,204.2
  Diluted...........................    610.5       529.9         105.1       1,245.5

See accompanying notes to unaudited pro forma condensed combined financial information.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
              (AMOUNTS IN MILLION $ EXCEPT PER SHARE INFORMATION)

                                          HISTORICAL
                                    ----------------------
                                               PHARMACIA &    PRO FORMA     PRO FORMA
                                    MONSANTO     UPJOHN      ADJUSTMENTS    COMBINED
                                    --------   -----------   -----------    ---------
Net Sales.........................    4,862        7,176                      12,038
Costs, Expenses and Other:
  Cost of Goods Sold..............    1,953        2,116                       4,069
  Selling, General and
     Administrative Expenses......    1,540        2,453                       3,993
  Research and Development........      657        1,283                       1,940
  Amortization and Adjustment of
     Intangible Assets............       98          119                         217
  Restructuring, Merger and
     Special Charges..............      312          585                         897
  Interest Expense................       83           56                         139
  Interest Income.................      (51)        (161)                       (212)
  Other Income, net...............      (86)         (93)           8(g)(2)     (171)
                                    -------      -------       ------       --------
Income from Continuing Operations
  Before Income Taxes.............      356          818           (8)         1,166
Income Tax Expense................       77          268                         345
                                    -------      -------       ------       --------
Income from Continuing
  Operations......................      279          550           (8)           821
                                    =======      =======       ======       ========
Earnings from continuing
  operations per common share:
  Basic...........................     0.48         1.04                        0.68
  Diluted.........................     0.47         1.03                        0.67
Weighted average shares
  outstanding:
  Basic...........................    581.2        515.1         97.9        1,194.2
  Diluted.........................    598.9        530.5        100.2        1,229.6

See accompanying notes to unaudited pro forma condensed combined financial information.

                   PRO FORMA CONDENSED COMBINED STATEMENT OF
                               FINANCIAL POSITION
                               SEPTEMBER 30, 1999
                                  (UNAUDITED)
                             (AMOUNTS IN MILLION $)

                                                                              PRO FORMA     PRO FORMA
                                                        HISTORICAL           ADJUSTMENTS    COMBINED
                                                  -----------------------    -----------    ---------
                                                              PHARMACIA &
                                                  MONSANTO      UPJOHN
                                                  --------    -----------
                                               ASSETS
Current assets:
  Cash and cash equivalents.....................       84         1,245                        1,329
  Short-term investments........................       --           137                          137
  Receivables...................................    2,791         1,420                        4,211
  Inventories...................................    1,598         1,118                        2,716
  Other current assets..........................    1,174           776                        1,950
                                                  -------       -------                     --------
Total current assets............................    5,647         4,696                       10,343
Net property, plant and equipment...............    3,050         3,278                        6,328
Intangible assets, net of accumulated
  amortization..................................    4,645         1,176                        5,821
Other assets....................................    1,055         1,308             26(d)      2,389
Net assets of discontinued operations...........    1,586             0                        1,586
                                                  -------       -------       --------      --------
         Total assets...........................   15,983        10,458             26        26,467
                                                  =======       =======       ========      ========

                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt...............................      915         1,056                        1,971
  Accounts payable..............................      472           333                          805
  Accrued liabilities...........................    2,168         1,857            110(d)      4,135
                                                  -------       -------       --------      --------
Total current liabilities.......................    3,555         3,246            110         6,911
Long-term debt..................................    5,961           339                        6,300
Other liabilities...............................    1,224         1,325                        2,549
                                                  -------       -------       --------      --------
         Total liabilities......................   10,740         4,910            110        15,760
                                                  -------       -------       --------      --------
Shareholders' equity:
  Preferred stock (Monsanto)....................        0             0            273(g)(3)      273
  Preferred stock (Pharmacia & Upjohn)..........        0           273           (273)(g)(3)        0
  Common stock issued...........................    1,694             5          1,231 (g)(l    2,930
  Additional contributed capital................    1,467         1,492             70(d)      1,789
                                                                                (1,240)(g)(l)
  Treasury stock................................   (2,449)           (9)             9(g)(l)   (2,449)
  Retained earnings.............................    5,101         5,501           (154)(d)    10,448
  Reserve for ESOP debt retirement..............      (91)         (247)                        (338)
  Accumulated other comprehensive loss..........     (479)       (1,467)                      (1,946)
                                                  -------       -------       --------      --------
         Total shareholders' equity.............    5,243         5,548            (84)       10,707
                                                  -------       -------       --------      --------
         Total liabilities and shareholders'
           equity...............................   15,983        10,458             26        26,467
                                                  =======       =======       ========      ========

See accompanying notes to unaudited pro forma condensed combined financial information.

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(a) BASIS OF PRESENTATION

     The unaudited pro forma condensed combined statements of income (loss) are based on the unaudited condensed consolidated financial statements of each of Monsanto and Pharmacia & Upjohn for the nine months ended September 30, 1999, and the audited consolidated financial statements of each of Monsanto and Pharmacia & Upjohn for the years ended December 31, 1998, 1997 and 1996. The unaudited pro forma condensed combined statement of financial position is based on the unaudited condensed consolidated financial statements of each of Monsanto and Pharmacia & Upjohn at September 30, 1999. In the opinion of Monsanto and Pharmacia & Upjohn management, all adjustments and/or disclosures necessary for a fair presentation of the pro forma data have been made. These unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or the financial position that would have been achieved had the merger been consummated as of the dates indicated or of the results that may be obtained in the future.

(b) ACCOUNTING POLICIES AND FINANCIAL STATEMENT CLASSIFICATIONS

     The accounting policies of Monsanto and Pharmacia & Upjohn are substantially comparable, except for their accounting policies for the sale of stock by a subsidiary as described in "Other Pro Forma Adjustments". Certain revenues, costs and other deductions in the consolidated statements of earnings of Pharmacia & Upjohn have been reclassified to conform to the line item presentation in the pro forma condensed combined statements of income (loss). Certain assets and liabilities in the consolidated statements of financial position of Monsanto and Pharmacia & Upjohn have been reclassified to conform to the line item presentation in the pro forma condensed combined statement of financial position.

(c) PRO FORMA EARNINGS PER SHARE

     The pro forma combined basic earnings per share is based on income from continuing operations less preferred stock dividends ($10 million for the nine months ended September 30, 1999, and $13 million for each of the years ended December 31, 1998, 1997 and 1996, respectively) and the weighted average number of outstanding common shares. Diluted income per share includes the dilutive effect of incentive stock options, convertible perpetual preferred stock and certain convertible debt securities. The weighted average number of outstanding common shares has been adjusted to reflect the exchange ratio of 1.19 shares of Monsanto common stock for each share of Pharmacia & Upjohn common stock.

(d) MERGER-RELATED EXPENSES

     A one-time charge for direct incremental merger-related transaction costs will be recorded in the quarter in which the merger is consummated. The direct incremental merger-related transaction costs consist principally of charges related to investment banking fees, professional services, registration and other regulatory costs (approximately $110 million) and stock compensation arrangements (approximately $70 million before taxes of approximately $26 million). The charges for stock compensation arrangements consist of accounting charges related to certain Monsanto stock options which were granted with exercise prices above the fair market value of Monsanto common stock on the date such options were granted (the "premium options"). Pursuant to the terms of the premium options, at consummation of the merger, the exercise price of such premium option will be reduced to equal the fair market value on the date of grant.

(e) INTEGRATION-RELATED EXPENSES

     Monsanto and Pharmacia & Upjohn expect to incur pre-tax charges to operations, currently estimated to be between $500 and $800 million, to reflect costs associated with combining the operations of the two companies. These costs will be recorded subsequent to consummation of the merger. These amounts are preliminary estimates and are therefore subject to change. Additional unanticipated expenses may be incurred in the integration of the businesses of Monsanto and Pharmacia & Upjohn. Although Monsanto and Pharmacia & Upjohn expect that the elimination of duplicative expenses as well as the realization of other efficiencies related to the integration of the businesses may result in cost savings, no assurance can be given that these benefits will be achieved in the near term or at all. The unaudited pro forma condensed combined financial statements reflect neither the impact of these charges nor the benefits from the expected synergies.

(f) AGRICULTURAL INITIAL PUBLIC OFFERING

     Monsanto and Pharmacia & Upjohn have announced an intention to reorganize the Monsanto agricultural business, as a subsidiary of the combined company and sell up to 19.9% of this subsidiary by means of an initial public offering. The agricultural business would become a separate legal entity, with a stand-alone board of directors and its own publicly traded stock upon completion of the intended initial public offering.

     At the time of the initial public offering for a minority interest in the agricultural business, any difference between the fair market value (expressed as the offering price) and the net book value of the minority interest at the time of the offering will be recorded as an adjustment to stockholders' equity. No price for the intended offering has been established. Subsequent to an offering, the combined company would reflect a minority interest in the equity of a consolidated subsidiary on its statement of financial position and a minority interest in the earnings of a consolidated subsidiary on its statement of income.

(g) OTHER PRO FORMA ADJUSTMENTS

     (1) A pro forma adjustment has been made to reflect the assumed issuance of approximately 618 million shares of Monsanto common stock in exchange for all of the outstanding Pharmacia & Upjohn common stock (based on the exchange ratio of 1.19). The actual number of shares of Monsanto common stock to be issued in connection with the merger will be based on the number of shares of Pharmacia & Upjohn common stock issued and outstanding at the effective time.

     Each outstanding Pharmacia & Upjohn option will be converted into an option with respect to common stock of the combined company, in a manner that maintains the intrinsic value of the converted option. The number of shares of common stock of the combined company to which any such converted option will pertain will equal the number of Pharmacia & Upjohn shares subject to the option multiplied by 1.19 (the exchange ratio for the merger), and the exercise price of such award will be its current exercise price divided by 1.19.

     (2) In 1996, Pharmacia & Upjohn recorded a gain of $8 million on the issuance of new shares by one of its subsidiaries in an initial public offering. The accounting policy of Monsanto for this type of transaction requires that the resulting gain be recorded as a credit to shareowners' equity rather than as income. Therefore, the pro forma condensed combined statement of income for the year ended December 31, 1996, has been adjusted to conform accounting policies and eliminate the gain that was recorded by Pharmacia & Upjohn.

     (3) Under the merger agreement, each outstanding share of Pharmacia & Upjohn convertible perpetual preferred stock will be converted into the right to receive one share of convertible perpetual preferred stock of Monsanto. The terms of the Monsanto convertible perpetual preferred stock are substantially identical to the terms of the Pharmacia & Upjohn convertible perpetual preferred stock.

                                 CHAPTER THREE

                         INFORMATION ABOUT THE MEETINGS
                                   AND VOTING

     The Monsanto board of directors is using this document to solicit proxies from the holders of Monsanto common stock for use at the Monsanto meeting. The Pharmacia & Upjohn board of directors is also using this document to solicit proxies from the holders of Pharmacia & Upjohn common stock and convertible preferred stock for use at the Pharmacia & Upjohn meeting. We are first mailing this document and accompanying forms of proxies to Monsanto and Pharmacia & Upjohn stockholders on or about February 22, 2000.

MATTERS RELATING TO THE MEETINGS

                                 TIME AND PLACE

                     MONSANTO MEETING                   PHARMACIA & UPJOHN MEETING
                     ----------------                   --------------------------
          Thursday, March 23, 2000                Thursday, March 23, 2000
          1:00 p.m.,                              10:00 a.m.,
          The North Shore Center                  The Playhouse Theatre
          for the Performing Arts                 DuPont Building
          9501 Skokie Blvd.                       10th & Market Streets
          Skokie, Illinois                        Wilmington, Delaware

              PURPOSE OF MEETING IS TO VOTE ON THE FOLLOWING ITEMS

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
1. A proposal to approve the issuance of     1. A proposal to adopt the merger
   common stock and convertible perpetual       agreement.
   preferred stock in the merger.
                                             2. Such other matters as may properly come
2. A proposal to amend the Monsanto charter     before the Pharmacia & Upjohn meeting,
   to effect (a) the change of Monsanto's       including the approval of any
   name to Pharmacia Corporation, (b) the       adjournment of the meeting.
   increase in the number of authorized
   shares of common stock from one billion
   to three billion shares, (c) the
   elimination of the current prohibition
   on preferred stock having more than one
   vote per share and (d) the change of the
   par value of authorized preferred stock
   from no par value to $0.01 par value per
   share.

3. Such other matters as may properly come before the Monsanto meeting, including the approval of any adjournment of the meeting.

                                      III-1

                                  RECORD DATE

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
Holders of record of Monsanto common stock   Holders of record of Pharmacia & Upjohn
at the close of business on February 17,     common stock and Pharmacia & Upjohn
2000, will be entitled to vote.              convertible perpetual preferred stock at
                                             the close of business on February 17, 2000,
                                             will be entitled to vote.

                     OUTSTANDING SHARES HELD ON RECORD DATE

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
As of February 17, 2000, there were          As of February 17, 2000, there were
approximately 637,182,125 outstanding        approximately 520,103,359 outstanding
shares of Monsanto common stock.             shares of Pharmacia & Upjohn common stock
                                             and approximately 6,663.365 outstanding
                                             shares of Pharmacia & Upjohn convertible
                                             perpetual preferred stock.

                            SHARES ENTITLED TO VOTE

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
Each share of Monsanto common stock that     Each share of Pharmacia & Upjohn common
you own as of the record date entitles you   stock that you own as of the record date
to one vote.                                 entitles you to one vote. Each share of
                                             Pharmacia & Upjohn convertible perpetual
Shares held by Monsanto in its treasury      preferred stock entitles the trustee of
will not be voted.                           Pharmacia & Upjohn's employee stock
                                             ownership plan to 1,450 votes.
                                             Shares held by Pharmacia & Upjohn in its
                                             treasury will not be voted.

                               QUORUM REQUIREMENT

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
A quorum of stockholders is necessary to     A quorum of stockholders is necessary to
hold a valid meeting.                        hold a valid meeting.

The presence in person or by proxy at the    The presence in person or by proxy at the
meeting of holders of a majority of the      meeting of holders of a majority of the
shares of Monsanto common stock entitled to  shares of Pharmacia & Upjohn entitled to
vote at the meeting is a quorum.             vote at the meeting is a quorum.
Abstentions and broker "non-votes" count as  Abstentions count as present for
present for establishing a quorum. Shares    establishing a quorum. Shares held by
held by Monsanto in its treasury do not      Pharmacia & Upjohn in its treasury and
count toward a quorum.                       broker "non-votes" do not count toward a
                                             quorum.

A broker non-vote occurs on a proposal when  A broker non-vote occurs on a proposal when
a broker is not permitted to vote on that    a broker is not permitted to vote on that
proposal without instruction from the        proposal without instruction from the
beneficial owner of the shares and no        beneficial owner of the shares and no
instruction is given.                        instruction is given.

                                      III-2

   SHARES BENEFICIALLY OWNED BY MONSANTO AND PHARMACIA & UPJOHN DIRECTORS AND
                   EXECUTIVE OFFICERS AS OF FEBRUARY 17, 2000

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
Monsanto directors and executive officers    Pharmacia & Upjohn directors and executive
beneficially own 11,256,001 shares of        officers beneficially own 5,231,220 shares
Monsanto common stock, including             of Pharmacia & Upjohn common stock,
exercisable options. These shares represent  including exercisable options and no shares
in total less than 2% of the shares of       of Pharmacia & Upjohn convertible perpetual
Monsanto common stock outstanding as of      preferred stock. These shares represent
February 17, 2000.                           approximately 1% of the votes entitled to
                                             be cast as of February 17, 2000.
These individuals have indicated that they
intend to vote in favor of the Monsanto      These individuals have indicated that they
proposals.                                   intend to vote in favor of the Pharmacia &
                                             Upjohn proposal.

VOTE NECESSARY TO APPROVE MONSANTO AND PHARMACIA & UPJOHN PROPOSALS

                      VOTE NECESSARY TO APPROVE PROPOSALS

                 MONSANTO                                PHARMACIA & UPJOHN
                 --------                                ------------------
Approval of the issuance of common stock     Adoption of the merger agreement requires
and convertible perpetual preferred stock    the affirmative vote of the holders of a
in the merger requires the affirmative vote  majority of the total votes entitled to be
of the holders of a majority of the votes    cast by holders of Pharmacia & Upjohn
cast on such proposal, provided that the     common stock and Pharmacia & Upjohn
total votes cast on the proposal represent   convertible perpetual preferred stock,
over 50% in interest of all securities       voting together as a single class.
entitled to vote on such proposal.           Abstentions and broker non-votes will have
Abstentions and broker non-votes will not    the same effect as votes against the
be treated as votes cast and have no effect  Pharmacia & Upjohn proposal.
on the outcome of the vote on the issuance
of shares of common stock and convertible
perpetual preferred stock.

Approval of the Monsanto charter amendments requires the affirmative vote of the holders of a majority of the outstanding shares of Monsanto common stock.
Abstentions and broker non-votes will have the same effect as votes against the Monsanto charter amendments.

VOTING BY PROXY

     VOTING YOUR PROXY. You may vote in person at your meeting or by proxy. We recommend you vote by proxy even if you plan to attend your meeting. You can always change your vote at the meeting.

     Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposal submitted at your meeting or abstain from voting.

                                      III-3

HOW TO VOTE BY PROXY

                           BY TELEPHONE OR INTERNET*

                 MONSANTO                                PHARMACIA & UPJOHN
                 --------                                ------------------
Call toll-free 1-877-PRX-VOTE (1-877-779-    Call toll-free 1-888-221-0693 and follow
8683) or, if outside the U.S., call          the instructions. You will need to give the
1-201-536-8073 and follow the instructions.  personal identification number contained on
You will need to give the personal           your proxy card.
identification number contained on your
proxy card.

Or, go to www.eproxy.com/mtc and follow the  Or, go to www.harrisbank.com/wproxy and
instructions. You will need to give the      follow the instructions. You will need to
personal identification number contained on  give the personal identification number
your proxy card.                             contained on your proxy card.

                                   IN WRITING

                 MONSANTO                                PHARMACIA & UPJOHN
                 --------                                ------------------
Complete, sign, date and return your proxy   Complete, sign, date and return your proxy
card in the enclosed envelope.               card in the enclosed envelope.

---------------
* If you hold shares through a broker or other custodian, please follow the voting instructions for the voting form used by that firm.

     VOTING BY MONSANTO PLAN PARTICIPANTS. If you are a participant in the Monsanto Dividend Reinvestment Plan, your proxy will also serve as an instruction to vote the shares held for your account under that plan in the manner indicated on the proxy. If your proxy is not received, the shares held in your account in the Dividend Reinvestment Plan will not be voted.

     If you are a participant in the Monsanto Savings and Investment Plan or the Solutia Inc. Savings and Investment Plan, your proxy card will also serve as a voting instruction card for the trustee of that plan with respect to the shares held in your account. The plan provides that the trustee will vote unallocated and uninstructed shares of Monsanto common stock in the same proportion as it votes the shares with respect to which it has received instructions. The trustee will always exercise its voting obligations consistent with its fiduciary duties under the Employee Retirement and Income Security Act of 1974 and other legal requirements.

     VOTING BY PHARMACIA & UPJOHN PLAN PARTICIPANTS. If you are a participant in the Pharmacia & Upjohn Stock Fund or the Employee Stock Ownership Plan of the Employee Savings Plan, your proxy card will also serve as a voting instruction card for the trustee of the plan with respect to the shares held in your account. Each participant in the plan may direct State Street Bank and Trust Company, as the trustee of the plan, how to vote the shares allocated to the participant's account under the plan. The trustee will vote the shares which have not been allocated to participant accounts or for which no instructions were timely received in the same proportion as the shares voted by participants who do provide such instruction. If a participant is also a shareholder of record, the proxy card given by such person will govern the voting of shares held by the participant both directly and through

                                     III-4
the plan. However, the trustee will always exercise voting obligations consistent with its fiduciary duties under the Employee Retirement Income Security Act of 1974 and other legal requirements.

     If you submit your proxy but do not make specific choices, your proxy will follow your board's recommendations and vote your shares for their recommendations.

     MONSANTO'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ISSUANCE OF COMMON STOCK AND PREFERRED STOCK IN THE MERGER, AND THAT YOU VOTE FOR THE MONSANTO CHARTER AMENDMENTS, BOTH TO FACILITATE THE MERGER.

     PHARMACIA & UPJOHN'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

     REVOKING YOUR PROXY.  You may revoke your proxy before it is voted by:

     - submitting a new proxy with a later date, including a proxy given by telephone or via the Internet,

     - notifying your company's Secretary in writing before the meeting that you have revoked your proxy, or

     - voting in person at the meeting.

     VOTING IN PERSON. If you plan to attend a meeting and wish to vote in person, we will give you a ballot at the meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you are the beneficial owner of the shares on February 17, 2000, the record date for voting.

     PEOPLE WITH DISABILITIES. We can provide reasonable assistance to help you participate in the meeting if you tell us about your disability and your plan to attend. Please call or write the Secretary of your company at least two weeks before your meeting at the number or address under "Summary -- The Companies" on page I-3.

     CONFIDENTIAL VOTING. Independent inspectors count the votes. Your individual vote is kept confidential from us unless special circumstances exist. For example, a copy of your proxy card will be sent to us if you write comments on the card.

     PROXY SOLICITATION.  We will pay our own costs of soliciting proxies.

     In addition to this mailing, Monsanto and Pharmacia & Upjohn employees may solicit proxies personally, electronically or by telephone. Monsanto is paying Georgeson Shareholder Communications Inc. a customary fee, plus expenses to assist with the solicitation. Pharmacia & Upjohn is paying D.F. King & Co. and Innisfree M&A Inc. customary fees, plus expenses, to assist with the solicitation.

     The extent to which these proxy soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should submit your proxy by mail, telephone or Internet, without delay. We will also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

     DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS. THE EXCHANGE AGENT WILL MAIL TRANSMITTAL FORMS WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES FOR PHARMACIA & UPJOHN COMMON STOCK AND CONVERTIBLE PERPETUAL PREFERRED STOCK TO FORMER PHARMACIA & UPJOHN STOCKHOLDERS AS SOON AS PRACTICABLE AFTER THE COMPLETION OF THE MERGER.


                                      III-5

OTHER BUSINESS; ADJOURNMENTS

     We are not currently aware of any other business to be acted upon at either meeting. If, however, other matters are properly brought before either meeting, or any adjourned meeting, your proxies will have discretion to vote or act on those matters according to their best judgment, including to adjourn the meeting.

     Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting, whether or not a quorum exists, without further notice other than by an announcement made at the meeting. Neither of us currently intends to seek an adjournment of our meeting.

                                      III-6

                                  CHAPTER FOUR

                           CERTAIN LEGAL INFORMATION

     Monsanto and Pharmacia & Upjohn have agreed in the merger agreement that, subject to Monsanto stockholder approval of the charter amendments, the Monsanto charter and bylaws will be amended at the effective time of the merger to reflect the governance arrangements agreed to by Monsanto and Pharmacia & Upjohn, all as summarized in the chart below. See "The Merger" on page I-20. Copies of the Pharmacia & Upjohn charter and bylaws and the Monsanto charter and bylaws, in each case as in effect on the date of this joint proxy statement/prospectus, will be sent to Monsanto or Pharmacia & Upjohn stockholders upon request. See "Where You Can Find More Information" on page V-1. The summary contained in the following chart is not intended to be complete and is qualified by reference to Delaware law, the Pharmacia & Upjohn charter and bylaws and the Monsanto charter and bylaws, in each case as in effect on the date of this joint proxy statement/prospectus.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS OF PHARMACIA & UPJOHN AND MONSANTO STOCKHOLDERS AND RIGHTS THOSE STOCKHOLDERS WILL HAVE AS PHARMACIA CORPORATION STOCKHOLDERS FOLLOWING THE MERGER

                            AUTHORIZED CAPITAL STOCK

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
The authorized capital stock of Pharmacia &  The authorized capital stock of Monsanto
Upjohn consists of 1.5 billion shares of     consists of 1 billion shares of common
common stock and 100 million shares of       stock and 10 million shares of preferred
preferred stock, including 7,500 shares of   stock, including 700,000 shares of Series A
Series A Convertible Perpetual Preferred     Junior Participating Preferred Stock.
Stock.

As of the date of this document no shares    If the merger is completed, the authorized
of any series of Pharmacia & Upjohn          capital stock of the combined company will
preferred stock are outstanding, other than  consist of 3 billion shares of common stock
6,663.365 shares of Series A Convertible     and 10 million shares of preferred stock,
Perpetual Preferred Stock.                   including 1,500,000 shares of Series A
                                             Junior Participating Preferred Stock and
                                             7,500 shares of Series B Convertible
                                             Perpetual Preferred Stock.

                                             As of the date of this document, no shares
                                             of any series of Monsanto preferred stock
                                             are outstanding. It is anticipated that
                                             approximately 6,663.365 shares of Series B
                                             Convertible Perpetual Preferred Stock will
                                             be issued in the merger.

                              NUMBER OF DIRECTORS

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
The Pharmacia & Upjohn board of directors    The Monsanto board of directors currently
currently consists of 12 directors.          consists of 10 directors.

Until the annual meeting of stockholders in  If the merger is completed, the size of the
2001:                                        Monsanto board of directors will be
                                             increased from 10 to 18. The Monsanto board
- the chairman of the board and the          of directors will initially consist of nine
  president and chief executive officer may  members designated by Monsanto and nine not both be citizens of the United States  members designated by Pharmacia & Upjohn.
  or Canada and may not both be nationals
  of EU member states or Sweden,             If the merger is completed, Monsanto's
                                             bylaws will be amended to provide that only
- the chairman of the board and the          persons nominated by the nominations
  president and chief executive officer may  committee of the Monsanto board of not be the same person unless approved by  directors or by a stockholder in accordance
  80% of the directors and                   with the procedures specified in the bylaws
                                             will be eligible to be elected as a
- one-half of the directors must be          director.
  citizens of the United States or Canada
  and one-half must be nationals from EU
  member states or Sweden.

                      CLASSIFICATION OF BOARD OF DIRECTORS

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
The Pharmacia & Upjohn board of directors    The Monsanto board of directors is divided
is divided into three classes, with each     into three classes, with each class serving
class serving a staggered three-year term.   a staggered three-year term.

                              REMOVAL OF DIRECTORS

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
Any or all of the directors may be removed   Directors may be removed from office only
for due cause by vote of the holders of a    for cause by the affirmative vote of
majority of the shares entitled to vote.     holders of at least 80% of the voting power
Proper notice of any intended removal is     of all voting stock, voting together as a
required.                                    single class.

                     STOCKHOLDER ACTION BY WRITTEN CONSENT

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
Pharmacia & Upjohn stockholders may not act  Monsanto stockholders may not act by
by written consent in lieu of a meeting of   written consent in lieu of a meeting of
stockholders.                                stockholders.

                  CALLING OF SPECIAL MEETINGS OF STOCKHOLDERS

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
The Pharmacia & Upjohn charter provides      The Monsanto bylaws provide that a special
that only the chief executive officer, the   meeting of stockholders may be called only
chairman of the board or a majority of the   by the chairman of the board, the president
directors may call a special meeting of      or pursuant to a resolution of the board of
stockholders.                                directors. If the merger is completed, the
                                             bylaws of the combined company will be
                                             amended to provide that a special meeting
                                             may be called only by the chairman of the
                                             board, the chief executive officer or
                                             pursuant to a resolution of the board of
                                             directors.

                        AMENDMENT OF CHARTER AND BYLAWS

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
Pharmacia & Upjohn's charter may be amended  Monsanto's charter may be amended if the
if the change is proposed by the board of    change is proposed by the board and
directors and approved by the holders of a   approved by the holders of a majority of
majority of the outstanding shares,          the outstanding shares, provided that (1)
provided that                                the approval of the board of directors and
                                             the affirmative vote of holders of at least
- any change in (a) the name of the          80% of Monsanto's voting stock, voting
  corporation or (b) the provisions of the   together as a single class, are required to
  charter relating to certain business       make any change relating to (a) the number
  combinations must be approved by 80% of    of directors constituting the board of
  all the directors and 66 2/3% of the       directors, (b) the classification of the
  outstanding shares entitled to vote;       board of directors, (c) the removal of
                                             directors, (d) procedures for filing
- any change in classification of the board  vacancies on the board of directors and (e)
  must be approved by 80% of all the         the prohibitions on stockholder action by
  directors; and                             written consent; and (2) the affirmative
                                             vote of holders of at least 66 2/3% of the
- any change in the charter that alters the  outstanding shares of Monsanto's Series A powers, preferences, or special rights of  Preferred Stock, voting together as a
  the Series A Convertible Perpetual         single class, is required to materially
  Preferred Stock so as to affect them       adversely change the rights of the Series A
  adversely must be approved by 66 2/3% of   Preferred Stock.
  the holders of that preferred stock.
                                             The Monsanto bylaws may be amended by the
The Pharmacia & Upjohn bylaws may be         affirmative vote of at least 80% of
amended by the holders of a majority of the  Monsanto's voting stock, voting together as shares entitled to vote or by a majority of  a single class. However, the bylaws may the directors, except that a vote of 80% of  also be amended by the affirmative vote of all the directors is required to change the  a majority of the entire board of
provisions of the bylaws relating to (a)     directors.
the location of the global corporate
management center or operational
headquarters, (b) the number,
qualifications

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
and terms of office of directors, (c) the
qualifications of the chairman of the board
and the president and chief executive
officer, (d) the status of the chairman of
the board as a non-executive chairman, (e)
the composition and chairmanship of board
committees, (f) certain arrangements
relating to dividend payments, (g) the use
of all reasonable efforts to maintain a
Swedish Depositary Share program, (h) the
requirement that communications to
stockholders be made in both the English
and Swedish languages, and (i) the location
of the annual meeting of stockholders
alternating between the United States and
Sweden unless, solely in the case of (i),
the number of Swedish stockholders falls
below 5% of the total number of
stockholders or Swedish stockholders cease
to beneficially own at least 5% of the
voting stock. A vote of 80% of all the
directors is required to change the
provisions of the bylaws summarized in this
paragraph.

                            STOCKHOLDER RIGHTS PLAN

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
Pharmacia & Upjohn has entered into a        Monsanto entered into a Rights Agreement,
Stockholder Protection Rights Agreement,     dated as of December 19, 1999, with
dated as of March 4, 1997, with Harris       EquiServe Trust Company N.A., as Rights
Trust and Savings Bank, as Rights Agent, as  Agent, pursuant to which Monsanto issued
amended, pursuant to which Pharmacia &       rights, exercisable only upon the
Upjohn has issued rights, exercisable only   occurrence of certain events, to purchase
upon the occurrence of certain events, to    its Series A Junior Participating Preferred
purchase its Series A Junior Participating   Stock. The rights expire on February 5,
Preferred Stock.                             2010. These rights replaced substantially
                                             similar rights which expired on February 5,
The rights have no effect upon the           2000. See "Description of Monsanto Capital
consummation of the merger and stock option  Stock -- Description of Rights."
agreements.
                                             The rights have no effect upon the
                                             consummation of the merger and the stock
                                             option agreements.

                     DESCRIPTION OF MONSANTO CAPITAL STOCK

GENERAL

     The authorized capital stock of Monsanto consists of one billion shares of Monsanto common stock, par value $2 per share, of which, as of February 17, 2000, there were 637,182,125 shares issued and outstanding (excluding 209,745,095 treasury shares) and 10 million shares of preferred stock, no par value per share, none of which, as of February 17, 2000, were outstanding and 700,000 shares of which, as of February 17, 2000, have been designated Series A Junior Participating Preferred Stock and reserved for issuance upon the exercise of the rights distributed to the holders of Monsanto common stock pursuant to the rights agreement described below under "Description of Rights." All of the outstanding shares of the capital stock of Monsanto are duly authorized, validly issued, fully paid and nonassessable, and no class is entitled to preemptive rights. As of February 17, 2000, except for Monsanto's Series A Junior Participating Preferred Stock purchase rights, Monsanto's 6.50% Adjustable Conversion-Rate Equity Security Units, options to acquire approximately 97.6 million shares of Monsanto common stock pursuant to Monsanto stock option plans and the option granted to Pharmacia & Upjohn to purchase up to 94,774,810 shares of Monsanto common stock described under "Stock Option Agreements" on page I-58, there were no outstanding subscriptions, options, warrants, rights, contracts or other arrangements or commitments obligating Monsanto to issue any shares of its capital stock or any securities convertible into or exchangeable for shares of its capital stock. The following summary description of the capital stock of Monsanto does not purport to be complete and is qualified in its entirety by reference to Monsanto's Restated Certificate of Incorporation, including the certificate of designations relating to the Series A Junior Participating Preferred Stock, and to the Delaware General Corporation Law.

MONSANTO COMMON STOCK

     Subject to the rights of holders of any outstanding Monsanto preferred stock, the holders of outstanding shares of Monsanto common stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the Monsanto board of directors may from time to time lawfully determine.

     Each holder of Monsanto common stock is entitled to one vote for each share held and, except as otherwise provided by law or by the Monsanto board of directors with respect to any series of Monsanto preferred stock, the holders of Monsanto common stock will exclusively possess all voting power. Holders of Monsanto common stock are not entitled to accumulate votes for the election of directors. The Monsanto common stock is not entitled to conversion or preemptive rights and is not subject to redemption or assessment. Subject to the rights of holders of any outstanding Monsanto preferred stock, upon liquidation, dissolution or winding up of Monsanto, any assets legally available for distribution to stockowners as such are to be distributed ratably among the holders of the Monsanto common stock at that time outstanding.

     The Monsanto common stock is listed on the New York Stock Exchange under the symbol "MTC". We have filed an application to have the common stock of the combined company listed on the New York Stock Exchange under the ticker symbol "PHA."

MONSANTO PREFERRED STOCK

  GENERAL

     The Monsanto board of directors has the authority to issue Monsanto preferred stock in one or more series with such distinctive serial designations, at such price or prices and for such other consideration as may be fixed by the Monsanto board of directors. Monsanto preferred stock of all series shall be in all respects entitled to the same preferences, rights and privileges and subject to the same qualifications, limitations and restrictions; provided, however, that different series of Monsanto preferred stock may vary with respect to, among other things, dividend rates, conversion rights, voting rights, redemption rights, liquidation preferences and the number of shares constituting each such series as shall be determined and fixed by resolution or resolutions of the Monsanto board of directors providing for the issuance of such series, without any further vote or action by the stockholders of Monsanto. All the shares of any one series will be alike in every particular. Monsanto's charter currently provides that no share of any series of preferred stock may be entitled to more than one vote, although Monsanto proposes to eliminate this restriction by amending the charter as described in "Chapter III -- Information about the Meetings and Voting." The ability of the Monsanto board of directors to issue Monsanto preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Monsanto. As of the date of this joint proxy statement/prospectus, no shares of Monsanto preferred stock are issued and outstanding and 700,000 shares have been designated as Series A Junior Participating Preferred Stock and reserved for issuance as described below under "Description of Rights." In connection with the merger, the number of shares of Monsanto preferred stock designated as Series A Junior Participating Preferred Stock will be increased to 1,500,000.

  NEW CONVERTIBLE PERPETUAL PREFERRED STOCK

     Designation and Amount. The new convertible perpetual preferred stock for which Pharmacia & Upjohn's convertible perpetual preferred stock will be exchangeable will have a par value of $.01 per share and a stated value and a liquidation preference of $40,300.00 per share, plus accrued and unpaid dividends. The authorized number of shares of the convertible perpetual preferred stock will be 7,500. The terms of the new convertible perpetual preferred stock are essentially the same as those of the Pharmacia & Upjohn convertible perpetual preferred stock issued to the trustee of Pharmacia & Upjohn's employee stock ownership trust except that the conversion ratio for the new convertible perpetual preferred stock will be changed to reflect that 1.19 shares of Monsanto common stock will be issued for each share of Pharmacia & Upjohn common stock and the number of votes per share will increase from 1,450 to 1,725.5.

     Rank. With respect to dividend rights and rights on liquidation, dissolution and winding-up, the new convertible perpetual preferred stock will rank senior to all classes of stock of the combined company except those classes of preferred stock expressly designated as ranking senior or on a parity with the new convertible perpetual preferred stock.

     Dividends. The holders of new convertible perpetual preferred stock will be entitled to receive, when, as and if declared by the board of directors of the combined company out of funds legally available therefor, cash dividends in an amount per share not to exceed $2,518.75 per annum, payable quarterly in arrears. No interest shall accrue on accumulated but unpaid dividends of the new convertible perpetual preferred stock. Holders of shares of new convertible perpetual preferred stock will not be entitled to any other dividends.

     Redemption. Upon the giving of specified notice, the combined company, at its option, will be entitled to redeem any or all shares of new convertible perpetual preferred stock, at a redemption price of $40,300.00 per share, plus an amount equal to all accrued and unpaid dividends thereon to and including the date of redemption.

     The combined company must redeem all shares of new convertible perpetual preferred stock at the redemption price plus an amount equal to all accrued and unpaid dividends thereon to and including the date of redemption in the event that Pharmacia & Upjohn's employee stock ownership trust is terminated or Pharmacia & Upjohn's employee stock ownership plan is terminated or eliminated from employee stock ownership trust in accordance with the terms of the trust.

     In addition, the combined company must redeem the new convertible perpetual preferred stock at the redemption price plus accrued and unpaid dividends thereon to the date fixed for redemption if the following events occur: (i) when and to the extent necessary for such holder to make any payments of principal, interest or premium due and payable under the promissory note from the trustee of the employee stock ownership plan to the combined company or any indebtedness, expenses or costs incurred by the holder for the benefit of the plan, or (ii) in the event that the plan is not initially determined by the Internal Revenue Service to be qualified.

     In lieu of paying the redemption price in cash, the combined company will be entitled, at its sole option, to make payment of the redemption price in shares of common stock of the combined company, or in a combination of common stock and cash.

     Conversion Rights. The holders of shares of new convertible perpetual preferred stock will have the right, at their option, to convert any or all of such shares into shares of common stock of the combined company initially at a conversion price equal to $23.3555 per share of common stock, with each share of new convertible perpetual preferred stock being valued at $40,300 for such purpose. The conversion price will be subject to antidilution adjustments.

     Voting Rights. Each share of new convertible perpetual preferred stock has voting rights equal to that number of shares of common stock of the combined company into which such new convertible perpetual preferred stock could be converted on the record date for determining the stockholders entitled to vote, voting together with the holders of shares of new common stock as one class. Initially, the number of votes per share of new convertible perpetual preferred stock will be 1,725.5.

     The vote of at least 66 2/3% of the outstanding new convertible perpetual preferred stock, voting separately as a series, will be required to adopt any alteration, amendment or repeal of any provision of the combined company's certificate of incorporation, if such amendment, alteration or repeal would alter or change the powers, preferences or special rights of the new convertible perpetual preferred stock so as to affect them adversely.

     Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the combined company, the holders of new convertible perpetual preferred stock will be entitled to receive liquidating distributions in the amount of $40,300 per share, plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for distribution, before any distribution or payment is made to holders of common stock of the combined company or on any other class of the company stock ranking junior to the new convertible perpetual preferred stock.

     Consolidation, Merger. In the event the combined company consummates any consolidation or merger or similar business combination, pursuant to which the common stock of the combined company is exchanged solely for or changed, reclassified or converted solely into stock of any successor or resulting corporation that constitutes "qualifying employer securities" with respect to a holder of new convertible perpetual preferred stock within the meaning of the Internal Revenue Code and the Employee Retirement Income Security Act, the new convertible perpetual preferred stock of such holder will be assumed by and will become preferred stock of such successor or resulting corporation, having in respect of such corporation the same powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions that the new convertible perpetual preferred stock had immediately prior to such transaction.

     In the event the combined company consummates any business combination of the type described in the preceding paragraph pursuant to which the common stock of the combined company is exchanged for consideration that does not constitute "qualifying employer securities", the outstanding shares of new convertible perpetual preferred stock will be automatically converted into the number of shares of common stock of the combined company into which such shares of new convertible perpetual preferred stock could have been converted at such time.

     Certain Potential Antitakeover Effects of the New Convertible Perpetual Preferred Stock. Although the issuance of shares of new convertible perpetual preferred stock in connection with the merger is not intended as an antitakeover device, it should be noted that such issuance, and the issuance of common stock of the combined company or other securities into which the new convertible perpetual preferred stock is convertible or exchangeable, may have certain antitakeover effects. It may discourage or render more difficult a merger, tender offer or proxy contest involving the combined company or deter a third party from seeking to acquire control of the combined company.

     A form of the Certificate of Designations for Monsanto Series B Convertible Perpetual Preferred Stock is included as Annex J to this document. [not translated]

DESCRIPTION OF RIGHTS

     On December 19, 1999, the Monsanto board of directors approved a rights agreement with EquiServe Trust Company N.A., as Rights Agent, providing for rights substantially similar to those under the Monsanto rights agreement that expired on February 5, 2000. If a person or group acquires beneficial ownership of 20% or more, or announces a tender offer that would result in beneficial ownership of 20% or more, of the outstanding Monsanto common stock, the rights become exercisable, and the owner will be entitled to purchase one one-thousandth of a share of Monsanto Series A Junior Participating Preferred Stock for $250. If Monsanto is acquired in a business combination transaction while the rights are outstanding, the holder will be entitled to purchase, for $250, common shares of the acquiring company having a market value of $500. In addition, if a person or group acquires beneficial ownership of 20% or more of the outstanding Monsanto common stock, the holder (other than such person or members of such group), will be entitled to purchase, for $250, a number of shares of Monsanto common stock having a market value of $500. Furthermore, at any time after a person or group acquires beneficial ownership of 20% or more (but less than 50%) of the outstanding Monsanto common stock, the Monsanto board of directors may, at its option, exchange one share of Monsanto common stock for each outstanding right (other than rights held by the acquiring person or group, which become void). At any time prior to the acquisition of such a 20% position, Monsanto can redeem each right for $0.001. The Monsanto board of directors also is authorized to reduce the aforementioned 20% thresholds to not less than 10%. The rights expire on February 5, 2010.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Monsanto common stock is EquiServe Trust Company, N.A.

STOCK EXCHANGE LISTING; DELISTING OF PHARMACIA & UPJOHN COMMON STOCK

     It is a condition to the consummation of the merger that the shares of Monsanto common stock to be issued in the merger be approved for listing on the New York Stock Exchange, subject to official notice of issuance. If the merger is completed, Pharmacia & Upjohn common stock will cease to be listed on any stock exchange.

                                 LEGAL MATTERS

     The validity of the Monsanto common stock and convertible perpetual preferred stock to be issued to Pharmacia & Upjohn stockholders in the merger will be passed upon by Wachtell, Lipton, Rosen & Katz. It is a condition to the completion of the merger that Monsanto and Pharmacia & Upjohn receive opinions from their respective tax counsel that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.

                            INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of Monsanto at December 31, 1998 and 1997 and for each of the three years in the period ending December 31, 1998 incorporated into this joint proxy statement/prospectus by reference to Monsanto's Annual Report on Form 10-K/A for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of DEKALB Genetics Corporation and subsidiaries incorporated in this joint proxy statement/prospectus by reference to Monsanto's Current Report on Forms 8-K/A filed on February 8, 1999 and January 25, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of Pharmacia & Upjohn incorporated in this joint proxy statement/prospectus by reference to Pharmacia & Upjohn's Current Report on Form 8-K filed on January 25, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited financial information of Pharmacia & Upjohn for the three-month, six-month and nine-month periods ended March 31, 1999, June 30, 1999, and September 30, 1999, respectively, incorporated by reference in this joint proxy statement/prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 27, 1999, July 23, 1999, and October 26, 1999, respectively, incorporated by reference herein state that they did not audit and they do not express an opinion on the unaudited financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Section 7 and 11 of the Act.

                                  CHAPTER FIVE

                    ADDITIONAL INFORMATION FOR STOCKHOLDERS

                          FUTURE STOCKHOLDER PROPOSALS

MONSANTO

     The deadline for receipt of a proposal to be considered for inclusion in Monsanto's proxy statement for the 2000 annual meeting has passed. The deadline for notice of a proposal for which a stockholder will conduct his or her own solicitation has also passed.

PHARMACIA & UPJOHN

     Pharmacia & Upjohn will hold an annual meeting in the year 2000 only if the merger has not already been completed. If such meeting is held, the deadline for receipt of a proposal to be considered for inclusion in Pharmacia & Upjohn's proxy statement for the 2000 annual meeting has already passed. The deadline for notice of a proposal for which a stockholder will conduct his or her own solicitation has also already passed.

                      WHERE YOU CAN FIND MORE INFORMATION

     Monsanto and Pharmacia & Upjohn file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

     Monsanto filed a registration statement on Form S-4 to register with the SEC the Monsanto common stock and Monsanto preferred stock to be issued to Pharmacia & Upjohn stockholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Monsanto in addition to being a proxy statement of Monsanto and Pharmacia & Upjohn for their respective meetings. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in, or incorporated by reference in, this document. This document incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

        MONSANTO SEC FILINGS
          (FILE NO. 1-2516)                             PERIOD
        --------------------                            ------
Annual Report on Form 10-K, as           Fiscal Year ended December 31, 1998
  amended by Form 10-K/A filed on
  January 21, 2000

Quarterly Reports on Form 10-Q, as       Quarters ended March 31, 1999, June
  amended by Forms 10-Q/A filed on       30, 1999, and September 30, 1999
  January 21, 2000

Current Reports on Form 8-K              Filed on December 8, 1998, as amended
                                         by Form 8-K/A filed on January 25,
                                         2000, February 8, 1999, March 1,
                                         1999, May 4, 1999, December 21, 1999,
                                         December 22, 1999, December 29, 1999,
                                         December 30, 1999, January 11, 2000,
                                         January 25, 2000, as amended by Form
                                         8-K/A filed on February 11, 2000, and
                                         February 11, 2000

Proxy Statement on Schedule 14A          Filed on March 15, 1999

The description of Monsanto common       Dated April 16, 1953
  stock set forth in the Registration
  Statement on Form 8-A

The description of Monsanto's            Filed on December 30, 1999
  preferred share purchase rights
  associated with Monsanto common
  stock set forth in the Registration
  Statement on Form 8-A

   PHARMACIA & UPJOHN SEC FILINGS
        (FILE NO. 001-11557)                            PERIOD
   ------------------------------                       ------
Annual Report on Form 10-K               Fiscal Year ended December 31, 1998

Quarterly Report on Form 10-Q            Quarters ended March 31, 1999, June
                                         30, 1999 and September 30, 1999

Current Reports on Form 8-K              Filed on July 1, 1999, July 30, 1999,
                                         August 17, 1999, September 8, 1999,
                                         December 20, 1999, December 22, 1999,
                                         December 29, 1999, January 10, 2000,
                                         January 25, 2000 and February 18,
                                         2000

Proxy Statement on Schedule 14A          Filed on March 17, 1999

The description of Pharmacia & Upjohn    Filed on October 24, 1995
  common stock set forth in the
  Registration Statement on Form 8-A

     We are also incorporating by reference additional documents that we file with the SEC between the date of this document and the date of the meetings.

     Monsanto has supplied all information contained or incorporated by reference in this document relating to Monsanto and Pharmacia & Upjohn has supplied all such information relating to Pharmacia & Upjohn.

     If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. Stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the Secretary of the appropriate company at the following address:

          MONSANTO COMPANY                     PHARMACIA & UPJOHN, INC.
      800 NORTH LINDBERGH BLVD.                   100 ROUTE 206 NORTH
      ST. LOUIS, MISSOURI 63167                    PEAPACK, NJ 07977
           (314) 694-3155                           (888) 768-5501

     If you would like to request documents from us, please do so by March 16, 2000 to receive them before the meetings.

     You can also get more information by visiting Monsanto's web site at www.monsanto.com and Pharmacia & Upjohn's web site at www.pnu.com. Web site materials are not part of this document.

     The forward-looking information included in the press releases dated December 19, 1999 and December 22, 1999 and the analyst presentations dated December 19, 1999 and December 22, 1999 which are included in the Monsanto Current Reports on Form 8-K filed on December 21, 1999 and December 22, 1999 and in the Pharmacia & Upjohn Current Reports on Form 8-K filed on December 20, 1999 and December 22, 1999 are based on information prepared by the managements of Monsanto and Pharmacia & Upjohn, adjusted to give effect to the merger, disclosed to analysts and included in press releases. The forward-looking information is not intended to comply with the presentation and disclosure guidelines for prospective financial information of the Securities and Exchange Commission or the American Institute of Certified Public Accountants.

     The forward-looking information included in the Monsanto Current Reports on Form 8-K filed on December 21, 1999 and December 22, 1999 and in the Pharmacia & Upjohn Current Reports on Form 8-K filed on December 20, 1999 and December 22, 1999, which are incorporated by reference in this document, has been prepared by, and is the responsibility of the managements of Monsanto and Pharmacia & Upjohn. Deloitte & Touche LLP and PricewaterhouseCoopers LLP have not examined, compiled or performed any procedures with respect to the forward-looking information and, accordingly, Deloitte & Touche LLP and PricewaterhouseCoopers LLP do not express an opinion or any other form of assurance with respect thereto and disclaim any association with, the forward-looking information. The Deloitte & Touche LLP and PricewaterhouseCoopers LLP reports incorporated by reference in this document relate to the historical financial information of Monsanto and Pharmacia & Upjohn, respectively. The reports do not extend to the forward-looking information and should not be read to do so.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO VOTE ON THE MONSANTO PROPOSALS AND THE PHARMACIA & UPJOHN PROPOSAL, AS THE CASE MAY BE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED FEBRUARY 22, 2000. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS DOCUMENT TO STOCKHOLDERS NOR THE ISSUANCE OF COMMON STOCK OR CONVERTIBLE PERPETUAL PREFERRED STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

THE LEGENDS BELOW MUST BE ADDED TO THIS TRANSACTION PURSUANT TO UNITED STATES SECURITIES LEGISLATION. THUS, THESE LEGENDS ARE NOT A PART OF THE ORIGINAL VERSION OF THE PROXY STATEMENT.

Pharmacia & Upjohn and Monsanto have filed the Proxy Statement and other relevant documents with the Securities and Exchange Commission in the USA, SEC. Such documents can be obtained free of charge at SEC's web site, www.sec.gov. In accordance with United States securities laws, STOCKHOLDERS/HOLDERS OF DEPOSITORY RECEIPTS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION.

In addition thereto, documents filed with the SEC by Monsanto are available free of charge from the Secretary of Monsanto, 800 North Lindbergh Blvd., St. Louis, Missouri 63167, USA (phone +1-413-694-1600). Documents filed with the SEC by Pharmacia & Upjohn can be obtained free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, USA (phone +1-886-768-5501).

Directors, executive officers and certain other members of management and employees will be soliciting proxies on behalf of Pharmacia & Upjohn from shareholders/holders of depository receipts in Pharmacia & Upjohn in favor of the adoption of the merger agreement. Details on such participants are included in the document filed under Rule 425 of the Securities Act of 1933 with the SEC by Pharmacia & Upjohn on January 27, 2000, and is accessible through the SEC's web site referred to above. Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the combination. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

At the prospect of the voting, stockholders should consider the risks described on pages I-14 to I-18 in this translation of the Proxy Statement. The SEC has neither approved nor disapproved the stock to be issued in connection with the combination nor determined whether the information in this translation is adequate and accurate. Any representation to the contrary is a criminal offense.

This brochure contains certain forward-looking statements, including among other things, statements regarding each of the company's or the combined company's financial position, product performance, products under development, plans for growth, expected cost savings from the combination and other statements relating to future events. These statements are based on current expectations, but the actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's individual or the combined company's actual results to differ materially from expected and historical results are described in Pharmacia & Upjohn's and Monsanto's reports filed with the SEC, including among other things, Pharmacia & Upjohn's and Monsanto's 1998 annual reports, on Forms 10-K and Exhibits 99 thereto, respectively, and the preliminary Proxy Statement relating to the combination filed with the SEC by Pharmacia & Upjohn and Monsanto, respectively, on Schedule 14A on January 28, 2000.

The forward-looking information included in this material is based on information prepared by the managements of Monsanto and Pharmacia & Upjohn and it is adjusted to give effect to the combination. The forward-looking information is not intended to comply with the presentation and disclosure guidelines for prospective financial information of the SEC or the American Institute of Certified Public Accountants.

The forward-looking information included in this material has been prepared by the managements of Monsanto and Pharmacia & Upjohn, respectively, which managements are also responsible for the material. Deloitte & Touch LLP and PricewaterhouseCoopers LLP have not examined, compiled or performed any procedures with respect to the forward-looking information and, accordingly, Deloitte & Touch LLP and PricewaterhouseCoopers LLP do not express an opinion or any form of assurance with respect to this information.

                                                                         ANNEX F

                           [BEAR STEARNS LETTERHEAD]

Attached is a translation into Swedish of the fairness opinion of Bear, Stearns & Co. Inc., dated as of December 19, 1999, which was delivered in English to the Board of Directors of Pharmacia & Upjohn, Inc. in connection with the proposed merger between Pharmacia & Upjohn, Inc. and Monsanto Company pursuant to the Agreement and Plan of Merger, dated as of December 19, 1999. The English version of the fairness opinion shall govern in all cases.

December 19, 1999

The Board of Directors
Pharmacia & Upjohn, Inc.
100 Route 206 North
Peapack, NJ 07977

Ladies and Gentlemen:

     We understand that Pharmacia & Upjohn, Inc. ("PNU") and The Monsanto Company ("Monsanto") propose to enter into an Agreement and Plan of Merger to be dated December 19, 1999, (the "Agreement") pursuant to which a newly formed wholly owned subsidiary of Monsanto will be merged with and into PNU (the "Merger"). We further understand that at the effective time of the Merger, (i) each issued and outstanding share of common stock, par value $0.01 per share, of PNU ("PNU Common Stock"), will be converted into the right to receive 1.19 shares (the "Exchange Ratio") of common stock, par value $2.00 per share, of Monsanto ("Monsanto Common Stock"), (ii) each share of Series A Convertible Preferred Stock, par value $0.01 per share, of PNU will be converted into the right to receive one share of a new series of preferred stock to be issued by Monsanto, and (iii) each outstanding option to purchase shares of PNU Common Stock will be converted into a similar option to purchase shares of Monsanto Common Stock, adjusted to reflect the Exchange Ratio pursuant to the terms of the Agreement. You have provided us with a copy of the Agreement.

     You have asked us to render our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the shareholders of PNU.

     In the course of performing our review and analyses for rendering this opinion, we have:

     - reviewed the Agreement;

     - reviewed the Stock Option Agreements (as defined in the Agreement);

     - reviewed each of PNU's and Monsanto's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1996 through 1998, and their respective Quarterly Reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

Pharmacia & Upjohn, Inc.
December 19, 1999
Page  2

     - reviewed certain operating and financial information provided to us by the senior management of PNU relating to PNU's business and prospects, as well as projections for PNU for the fiscal years ending December 31, 1999 through 2003 prepared by analysts, which projections senior management of PNU informed us are reasonable and reflect PNU's best currently available estimates and judgments (the "PNU Projections"), as well as certain other forward-looking information with regard to PNU;

     - reviewed certain operating and financial information provided to us by the senior management of PNU and Monsanto relating to Monsanto's business and prospects, including financial projections of Monsanto for the fiscal years ending December 31, 1999 through 2004 (the "Monsanto Projections") (the PNU Projections and the Monsanto Projections are collectively referred to herein as the "Projections"), as well as certain other forward-looking information with regard to Monsanto;

     - reviewed certain estimates of cost savings and other combination benefits (collectively, the "Projected Benefits") expected to result from the Merger, jointly prepared and provided to us by the senior managements of PNU and Monsanto;

     - met with certain members of the senior managements of PNU and Monsanto and Monsanto's advisors to discuss (i) the current landscape and competitive dynamics related to the markets in which PNU and Monsanto operate, (ii) each company's operations, historical financial statements, prospects and financial condition, (iii) each company's views of the strategic, business, operational and financial rationale for, and expected strategic benefits and other implications of, the Merger, (iv) the PNU Projections, the Monsanto Projections and the Projected Benefits and (v) certain other assumptions and judgments underlying certain estimates which we deemed relevant to our analysis;

     - reviewed the historical prices, trading multiples and trading volumes of the Monsanto Common Stock and PNU Common Stock;

     - reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to PNU and Monsanto or otherwise relevant to our analysis;

     - reviewed the terms, to the extent publicly available, of recent merger and acquisition transactions which we deemed generally comparable to the Merger or otherwise relevant to our analysis; and

     - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the Projections and the Projected Benefits, reviewed by us. With respect to the Projections and the Projected Benefits, we have assumed that they are reasonable and that they reflect the best currently available estimates and judgments of the senior managements of PNU and Monsanto as to the expected future performance of PNU and Monsanto, respectively. We have not assumed any responsibility for the independent verification of any such information or of the Projections and Projected Benefits provided to us, and we have further relied upon the assurances of the senior managements of PNU and Monsanto that they are unaware of any facts that would make the information, Projections and Projected Benefits provided to us incomplete or misleading.

Pharmacia & Upjohn, Inc.
December 19, 1999
Page  3

     In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of PNU and Monsanto, nor have we been furnished with any such appraisals. In rendering our opinion, we have analyzed the Merger as a strategic business combination not involving a sale of control of PNU, and we have not solicited, nor were we asked to solicit, third party acquisition interest in PNU. We have assumed that the Merger will (i) qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and (ii) be consummated without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would have a material adverse effect on the combined company after the merger. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We understand that it is expected that the Merger will be treated as a pooling-of-interests for accounting purposes but that such treatment is not a condition to consummation of the Merger.

     We do not express any opinion as to the price or range of prices at which the PNU Common Stock and Monsanto Common Stock may trade subsequent to the announcement of the Merger or as to the price or range of prices at which the shares of common stock of Monsanto may trade subsequent to the consummation of the Merger.

     We have acted as a financial advisor to PNU in connection with the Merger and will receive a fee for such services. We will also receive an additional fee if the proposed Merger is consummated. Prior to this advisory assignment, we have provided certain investment banking services to PNU for which we received customary fees. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of PNU and/or Monsanto for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is intended for the benefit and use of the Board of Directors of PNU and does not constitute a recommendation to the Board of Directors of PNU or any holders of PNU Common Stock as to how to vote in connection with the Merger. This opinion does not address PNU's underlying business decision to pursue the Merger. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement/prospectus to be distributed to the holders of PNU Common Stock in connection with the Merger.

     Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the shareholders of PNU.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.

                                            /s/ Alan Schwartz
                                          By:
                                          --------------------------------------

                                              Executive Vice President

                                                                         ANNEX G

                             [JP MORGAN LETTERHEAD]

Attached is a translation into Swedish of the fairness opinion of J.P. Morgan Securities Inc., dated as of December 19, 1999, which was delivered in English to the Board of Directors of Pharmacia & Upjohn, Inc. in connection with the proposed merger between Pharmacia & Upjohn, Inc. and Monsanto Company pursuant to the Agreement and Plan of Merger, dated as of December 19, 1999. The English version of the fairness opinion shall govern in all cases.

December 19, 1999

Board of Directors
Pharmacia & Upjohn, Inc.
100 Route 206 North
Peapack, NJ 07977

Attention: Mr. Christopher Coughlin
           Executive Vice President and Chief Financial Officer

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the common stockholders of Pharmacia & Upjohn, Inc. (the "Company") of the consideration to be received by them in connection with the proposed merger of equals contemplated by the Agreement and Plan of Merger, dated as of December 19, 1999 (the "Agreement"), between the Company and The Monsanto Company ("Monsanto"). Pursuant to the Agreement, a newly formed wholly owned subsidiary of Monsanto will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation. At the effective time of the Merger, (i) each share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the effective time (other than shares to be canceled pursuant to the Agreement) will be converted into the right to receive 1.19 shares of common stock, par value $2.00 per share, of Monsanto (the "Monsanto Common Stock"), and
(ii) each share of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company will be converted into the right to receive one share of a new series of convertible preferred stock to be issued by Monsanto.

     In arriving at our opinion, we have reviewed (i) the Agreement; (ii) the Stock Option Agreements (as defined in the Agreement) to be entered into by the Company and Monsanto; (iii) certain publicly available information concerning the business of the Company, Monsanto and certain other companies engaged in businesses comparable to those of the Company and Monsanto, and the reported market prices for certain other companies' securities deemed comparable; (iv) publicly available terms of certain transactions involving companies comparable to the Company and Monsanto and the consideration received for such companies;
(v) current and historical market prices of the common stock of the Company and Monsanto; (vi) the audited financial statements of the Company and Monsanto for the fiscal year ended December 31, 1998, and the unaudited financial statements of the Company and

Monsanto for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999; (vii) certain publicly available agreements with respect to outstanding indebtedness or obligations of the Company and Monsanto; and (viii) certain internal financial analyses and forecasts prepared by the Company and Monsanto and their respective managements, as well as projections for the Company prepared by equity research analysts for the fiscal years ending December 31, 1999 through 2004 (the "Florida forecast").

     In addition, we have held discussions with certain members of the management of the Company and Monsanto with respect to certain aspects of the Merger, the past and current business operations of the Company and Monsanto, the financial condition and future prospects and operations of the Company and Monsanto, the effects of the Merger on the financial condition and future prospects of the Company and Monsanto, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

     In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and Monsanto or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses, senior management of the Company has informed us that the Florida forecast prepared by analysts is reasonable and reflects the Company's best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We also understand that the Company and Monsanto intend to treat the Merger as a pooling of interests for accounting purposes, but that such treatment is not a condition to consummation of the Merger. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Company Common Stock or the Monsanto Common Stock will trade at any future time.

     We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. We have acted as a financial advisor to the Company with respect to other contemplated transactions. In addition, one of our affiliates has a credit relationship with the Company, and we have served as a co-lead for the Company's secondary equity offering. As you are aware, one our affiliates has from time to time had a credit relationship with Monsanto and we have assisted Monsanto on debt financings, investment banking advisory services, as well as a series of tax structured private placements. In the ordinary course of their businesses, J.P. Morgan Securities Inc. and its affiliates may actively trade the debt and equity securities of the Company or Monsanto for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

     On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the Company's common stockholders in the proposed Merger is fair, from a financial point of view, to such stockholders.

     This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company.

                                              Very truly yours,

                                              J.P. MORGAN SECURITIES INC.


                                              By:
                                              ----------------------------

                                                  Name: Willard Boothby
                                                  Title: Managing Director

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